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Forging forward, gaining ground

Friends Provident plc Annual Report & Accounts 2003

FRIENDS PROVIDENT

www.friendsprovident.com

We are gaining ground through our strategy which is delivering in areas that really matter:

- Our **technology** meets the needs of those who use it
- Our **products** and **processes** are designed to be integrated
- Our **people** care about the **service** they give

Contents

Original photography taken at our Salisbury office by Noorie Parvez and featuring Kate Shanley, Emma Wyatt, James Kerley, Miranda Parsons, Roger Treleaven, Nitin Diwan.

£3.2bn total gross premiums

£266m operating profit* on achieved profit basis

£63bn funds under management

7.4p dividend per share

Register now to receive your Annual Report & Accounts electronically. Visit our website at **www.friendsprovident.com/investor**

* stated before amortisation of goodwill, operating exceptional items and tax.

"Our innovative application of technology is at the core of our success, delivering the speed and quality of service that modern business demands."



David Newbigging
Chairman

Throughout 2003, the Friends Provident Group made significant progress in reinforcing our position as a leading financial services company in the United Kingdom. The strategy we set out at the time of our demutualisation and public listing in July 2001 remains the driving force behind all that we do and it continues to be relevant, despite the severe market conditions that have prevailed over the past 2½ years. We remain focused on operating two core businesses: life and pensions and, through ISIS, asset management.

The pace of growth in our Life and Pensions business picked up further in 2003. Our strategic focus remains the three product segments of protection, savings and investment and group pensions, which play to our strengths of service and technology. We have increased our market share in all three over the year, stemming from an increase of 14% in new business at improved margins which feed through to our growing new business profits. Our innovative application of technology is at the core of our success, controlling our own costs and those of intermediaries, as well as delivering the speed and quality of service that modern business demands.

ISIS has successfully integrated ahead of schedule the Royal & SunAlliance investment business it purchased in 2002. This acquisition was transformational for ISIS which now has the size and scale to pursue its strategic ambition to be a top five UK active fund manager by 2007. It is well positioned for further organic growth and remains alert to acquisition opportunities resulting from the industry consolidation which many believe is inevitable.

At the end of what otherwise had been a very good year, we were disappointed in December 2003 to be fined £675,000 by our regulator for operating mortgage endowment complaints procedures out of line with their expectations, for a 16 month period which ended in February 2003. We realigned our procedures with the rules of the Financial Services Authority (FSA) as soon as we became aware of this and have subsequently taken all necessary steps to ensure that none of our customers has been disadvantaged. Our commitment to looking after the interests of our customers is paramount.

Industry overview

2003 was one of the most difficult years in living memory for our industry. The market for new sales contracted for the second year running and, although the equity markets finished the year higher than their opening positions, they nevertheless fell to seven year lows in the early part of the year. The sustained stock market malaise has made it necessary for policyholder bonuses to continue to be reduced with further reductions likely in the future, although maturing with profit policies are still achieving good real returns. The war in Iraq and the advent of SARS both added to the pressure on the market environment.

The UK market has proved to be too difficult for some, evidenced by household-name life product providers and asset managers either withdrawing entirely or from certain sectors of the market. However, many other providers have weathered these storms which is a testament to the underlying resilience of the industry. This is good news since, together, UK insurers own just over a fifth of UK quoted equities. Figures released by the Association of British Insurers (ABI) for 2002 further demonstrate the importance of our industry to this country, paying over £5 billion to bereaved families, nearly £8 billion to those in retirement, and more than £27 billion in policy maturity payments.

Despite the significance of these figures, there is still a huge 'Savings Gap' which continues to underline the inadequacy of private saving today. The challenge remains for Government to ensure that the various industry reviews commissioned in 2002 create a positive environment and a viable framework for our industry to move forward. The savings gap is a blot on the national landscape that needs to be addressed. However, its very existence demonstrates the tremendous potential growth opportunities that exist for the long-term savings and pensions market.

Along with other industry voices, we continue to make representations to Government over the advice process and level of price capping which will attach to so called stakeholder products.

We believe that access to simplified professional financial advice is a key benefit to customers and the level of price capping must make allowance for this, as well as enabling product providers to earn a reasonable return on capital. If the Government stick to their favoured 1% cap for the new stakeholder suite of products, many providers will withdraw from the market and the lost opportunity could seriously disenfranchise the very people that Government need to encourage to provide for their own retirement.

The Government and regulatory focus on our industry has been intensive and relentless over recent years and we therefore welcome the comments of the new Chief Executive of the FSA, that there will be fewer Consultative Papers to consider during 2004. We hope that this will indeed be the case.

Financial strength

We have continued to actively manage our balance sheet in line with our business growth, both achieved and aspirational, and have introduced new economic capital modelling to help us ensure that we manage our capital effectively. At the end of 2002 we successfully raised £290 million through a convertible bond issue. A further £300 million of debt was raised in November 2003, and this issue attracted orders for four times that amount. We were the first insurance company to use this so called 'innovative tier one' capital raising instrument, structured to take into account the proposed changes to capital structures outlined in recent FSA Consultation Papers. This new capital both reduced our cost of capital and strengthened our Free Asset Ratio (FAR) – a commonly used measure of comparative financial strength – to an estimated 10.1% at the end of 2003, up from 8.4% at the end of 2002.

We welcome the FSA's proposed introduction of modern prudential accounting. The move to so called 'realistic' accounting is long overdue and will help to bring more clarity to the true financial position of insurance companies. We still have some concerns that capital requirements will be set uncommercially high and we remain actively engaged in the various consultations to try to ensure appropriate levels.

We also applaud the FSA reacting to the prolonged stock market falls by agreeing to waivers for those companies able to demonstrate appropriate levels of financial stability. Friends Provident's underlying financial strength was evidenced by the FSA solvency waivers granted to us, although we decided not to implement them in order to retain maximum flexibility in presenting our statutory balance sheet.

The major rating agencies have continued to downgrade the life industry. We have an A+ financial strength rating (stable outlook) from Standard & Poor's and an A2 rating (stable outlook) from Moody's, further confirming our financial strength.

Corporate governance

During the year the new Combined Code emerged from the Higgs Review of the role and effectiveness of non-executive directors and the Smith Report on Audit Committees. We view this new Code as a sensible outcome and we intend to fully comply at the earliest opportunity. For complete transparency, we include elsewhere in this Report details of how our current practices compare with the new Code standards and how we intend to address any areas where we do not fully comply.

While accepting the need for such governance reviews following the well publicised scandals and debacles on both sides of the Atlantic, they have demanded a great deal of Boardroom time. It is worth noting that most high-profile corporate scandals stem from the questionable behaviour and competence of individuals rather more than a failure of governance. The best method of ensuring good governance and high standards of integrity is to embed these ideals into Boardroom behaviour and practice, which is what we seek to do in Friends Provident.

As well as taking good governance seriously in our own business, we actively promote it in the wider community through the significant investments we hold in many quoted companies, and by using our voting power to bring about constructive change. We are proud of our voting record and, for transparency, regularly publish this record on the website www.friendsprovident.com. We also encourage you to vote on the resolutions detailed on the form accompanying this Report. This year we have introduced the facility for voting online via the Friends Provident website and, as a shareholder, you are of course most welcome to attend our Annual General Meeting on 20 May 2004.

Corporate responsibility

We have a proud heritage that continues to influence the way we run our business. During 2003 we developed a new 'Responsibility' section on our corporate website to communicate more widely the Group's social and environmental policies and how we measure up against our own self imposed standards.

"I should like to pay tribute to all those who work for the Friends Provident Group and who daily contribute their talents and experience to the ongoing success of this company."

An exciting development later this year will be the formal launch of the Friends Provident Charitable Foundation. The Foundation was conceived at the time of our demutualisation and listing in 2001, not only to provide a charitable option for those policyholders who then wanted to donate their 'free' demutualisation shares but also, more significantly, to be endowed with up to £20 million of these shares remaining unclaimed after three years. July 2004 will mark the third anniversary of our stock market listing at which time we currently expect the full £20 million to pass to the Foundation, enabling it to become a sustainable source of grants for a range of good causes. We believe its influence for good will be considerable in the years to come.

Results

Our 2003 achieved operating profit before amortisation of goodwill, operating exceptional items and tax, was £266 million. On the industry standard Annual Premium Equivalent basis, total new life and pensions business increased more than 14% to £429 million. Underlying margins have continued to improve, with contributions from new business before tax growing by 21% to £80 million. Funds managed by ISIS exceeded £63 billion at the end of 2003.

Dividends

The Board has recommended a final dividend of 4.9 pence per share which, if approved by our shareholders, would bring the total dividend for 2003 to 7.4 pence per share. This would be covered 1.4 times by the modified statutory solvency earnings of £179 million and would represent a 2.1% increase over the 2002 total dividend of 7.25 pence per share. This is in line with the dividend growth policy set out in the 2002 Statement and our intention remains to continue to grow our dividend going forward.

Share price performance

Friends Provident's share price increased by 11.6% over 2003, exceeding the performance of the FTSE Life Assurance sector, which rose by 9.2%. Our Total Shareholder Return (TSR), which assumed reinvestment of dividends, was 18.04% compared with 13.71% for the life assurance sector and 17.89% for the FTSE 100 Index of leading shares. Nevertheless, the Friends Provident share price continues to trade at a discount to the Embedded Value of the Group and this remains a challenge to the Board and management.

Our people

I should like to pay tribute to all those who work for the Friends Provident Group and who daily contribute their talents and experience to the ongoing success of this company. In the face of difficult market conditions, our people have risen to many challenges and they deserve our thanks.

Following Martin Jackson's retirement, I am very pleased to welcome Philip Moore, our new Group Finance Director, to the Board. Martin will be a hard act to follow. He played a significant role in the demutualisation of Friends' Provident Life Office, our stock market listing in 2001 and the rapid development of our finance function since then, for which he has our grateful thanks and best wishes for the future. Philip brings a wealth of experience to the Group and it is to his credit that the transition has been managed so seamlessly. He has already proved to be a valued colleague.

Philip joins an excellent team that has once again delivered a year of growth and increasing momentum in a difficult business and stock market environment, while positioning both our core businesses for further success.

I am also pleased to welcome Ray King who joined the Board as an independent director in January 2004. Ray is currently the Group Finance Director for BUPA, having previously held a number of senior financial management positions, and he has been appointed to our Audit and Compliance Committee.

The close of our AGM on 20 May 2004 will see one further change to our Board when Roger Morton retires after seven years as an independent director. Roger has been an extremely diligent non-executive director who has brought wisdom and an independent approach to the deliberations of the Audit and Compliance Committee and of the Board itself. He has also played an important role as Chairman of the Committee of Reference which oversees our Stewardship and broader ethical range of investment products. We thank him for his service to Friends Provident and wish him a long and happy retirement.

David Newbigging

David Newbigging
Chairman

"The momentum in our business has accelerated and we face the future with even greater confidence in our strategy."



Keith Satchell
Group Chief Executive

I commenced my Review of 2002 by stating that we were committed to building the market presence of both our core businesses – Friends Provident Life and Pensions (FPLP) and ISIS Asset Management (ISIS) – and delivering outstanding service and products to our customers. One year later I am delighted to report that in 2003, we have advanced considerably in line with those objectives. The momentum in our business that was evident this time last year has accelerated and we face the future with even greater confidence in our strategy to deliver sustainable growth in the years ahead.

ISIS Asset Management, the listed 67% owned subsidiary of Friends Provident, has been fundamentally reshaped during the course of the year, initiated by the need to integrate Royal & SunAlliance Investments (RSAI) purchased in 2002, quickly and effectively. The overriding aim, which has been achieved, was to ensure the best people were retained with the skills and experience to manage a broader product range, supported by research expertise. Where necessary, we have attracted new specialists to join us. Behind the scenes, new structures have been developed to ensure we focus only on what is core to ISIS, while extracting costs from the business in line with the ambitious targets we set ourselves.

In our Life and Pensions business we have successfully embedded the Isle of Man-based international operation we purchased in 2002, also from Royal & SunAlliance – an acquisition which brought us people of great experience and talent, as well as opening up significant new markets to us, particularly in the Far East. Across the whole Life and Pensions business we have continued to develop our technological capabilities, building on our reputation for innovation. This is giving us an important edge in negotiations with potential business partners as well as providing the platform for significant future growth.

Market share
Evidence of growing our presence is best reflected in the amount of new business placed with us. Our new life and pensions business was up 14% on 2002, against a UK market which fell by 14%. Our market share increased to 4.3% compared with 3.4% in 2002 and we are now in 9th position for attracting the highest levels of UK new business, up from 10th position at the end of 2002. This is a small but significant advance. In last year's Report, I pointed to the apparent concentration of market share between the top ten groups of life and pensions companies. This trend has continued, with 72% of new business being shared between the top ten, up from 70% in 2002 and 66% the year before. It is clear that a top ten position is crucial and we are delighted to be moving ahead relative to some others in that top list.

The market share for ISIS retail business held steady over 2003 in spite of our focus being on enhancing investment performance, developing the new brand, rationalising the range of investment funds and recruiting specialist managers. Focus in 2004 will revert to marketing and ISIS is now well positioned to grow its share of this retail market in the coming year and beyond.

Profitability
Our new business gains are all the more significant as they have not been achieved at the expense of new business margin, which I am pleased to report has increased again in 2003 to 18.6%, up from 17.5% in 2002 and 15.7% in 2001. One contributory factor has been the withdrawal of some competitors from the UK market, or from certain sectors of it, as referred to by the Chairman. This has afforded us the opportunity to improve slightly our margins on specific products. Another dimension is the growing contribution to new business from our enlarged international operation, where margins are generally higher. International business accounted for 16% of our overall new life and pensions business in 2003 compared with 14% in 2002 and only 10% in 2001. This increase would have been higher had it not been for the outbreak of SARS, particularly in the Far East, and then the conflict erupting in the Middle East, both of which dampened the international markets more than in the UK.

ISIS achieved an operating margin of 33% in 2003, up from 28% the

"Overall, we have the scale to compete with the biggest, evidenced by the comparative progress we have made over 2003."

previous year and well above the average for the asset management industry, reflecting underlying stability of revenue and tight control over costs.

Structure

Across the Group we routinely review our structures in anticipation of the future shape of the marketplace and to ensure that those activities, core to supporting our strategy and business focus, operate efficiently and effectively. Outsourcing to specialist organisations is considered, not only to gain commercial advantage but also, where practicable, to enhance the career prospects for our own people impacted. A current example is the heads of agreement signed between ISIS and JP Morgan, referred to later in this Report, outsourcing a number of administrative functions to a larger specialist firm in a manner which protects the jobs of the ISIS employees involved.

Last year I reported that a pilot was underway to evaluate the potential for outsourcing to India a number of our life and pensions business processes. This pilot proved the case for outsourcing, but only where quality of service was not compromised and the integrity of customer contact maintained. At the end of 2003 we had some 120 trained people in India with plans to extend this in 2004, making India an important site for new business data capture activities. Our outsourcing to India is limited compared with other companies and we seek always to balance the business case for outsourcing with the values that shape the way we operate and our commitment to customer service.

We also announced the restructure of our sales distribution model in 2003, resulting in the closure of our direct sales operation but an expansion of our Appointed Representative channel. This, like outsourcing, has the effect of removing fixed costs from our business or turning them into variable costs, over which we have greater control. We expect these changes to result in annual cost savings of some £18 million from 2004 onwards, after incurring exceptional costs of around £14 million in 2003. We believe this restructure is the right way forward but regret that redundancies were unavoidable; I offer my unreserved thanks to those who have had to leave us for their considerable contribution to our progress over recent years.

Technology

The application of technology and e-commerce remains a key differentiator for the Group. Across the Life and Pensions business it is releasing people from repetitive and traditional activities to focus more exclusively on serving our customers in a manner which is being increasingly recognised. There is a growing propensity amongst Independent Financial Advisers (IFAs) and their customers to access our products and services online, accounting for virtually all our new group pensions business, 31% of new stand-alone protection business with potential to increase further, and 70% of new Investment Portfolio Bond business during 2003.

Our constant aim is to operate from single technology platforms in both our businesses. In ISIS, a single Front Office System has been implemented, and in the Life and Pensions business we are actively transferring the ex-Royal & SunAlliance international business onto the Friends Provident single platform. This approach brings numerous benefits in terms of controlling our costs, enhancing the service we provide to our customers and, most significantly, enabling us to accommodate much higher volumes of business cost-effectively.

Brand

The rebranding of our Asset Management business, from Friends Ivory & Sime to ISIS, has been executed both externally and internally, embracing a distinctive creative approach using the strapline 'THIS IS REALITY' and supported by a consistent advertising campaign. The profile of ISIS as an authoritative investment house has been high as a result, together with an active public relations programme bringing good media coverage. We encourage our investment professionals to actively promote the brand.

The branding of the Life and Pensions business is also in the process of refreshment, retaining the strong elements of the existing brand while adopting a cleaner 'more confident' style in keeping with the confidence we have for the business to prosper.

Group summary and outlook

Whoever coined the phrase 'change is the only constant' was certainly describing the environment in which our industry operates. We have seen considerable change over recent years and expect regulatory and structural change to remain a feature of the industry in the foreseeable future. Nevertheless, we have demonstrated real resilience in establishing genuine growth momentum in our businesses under the most difficult of circumstances, and our confidence in our future success is unwavering. We are confident of further profitable market share gains in 2004.

In the Life and Pensions business, we await the Government's decision regarding the level of price capping and the simplicity of the sales process for the so called stakeholder products. We are urging the Government to move away from the current 1% cap to allow the prospect of a sufficient return on capital so that we can embrace these new products enthusiastically. Beyond that, we believe we are well positioned for the regulatory developments envisaged in the ways products are distributed. It is now clear that these changes will be evolutionary rather than revolutionary. We continue to build our IFA market share and, in particular, relationships with major IFA firms and other distributors, believing ourselves to be an attractive partner for distribution agreements or multi-tie arrangements, benefiting particularly from our technological capability and the importance we place on good service.

We believe our decision to close our direct salesforce, effective early 2004, is the right one and we are delighted that more than 250 people from that salesforce have chosen to maintain their link with Friends Provident by applying to become members of Appointed Representative firms. This is a positive endorsement of the quality of our company, our products and the straightforward way we do business.

The UK market will continue to be a difficult one in the short term but it will remain our primary focus. Although there will no doubt be some new regulatory challenges emerging, a number of major, long-running issues are likely to be resolved this year bringing greater clarity for the industry and shareholders. It is a market that holds considerable long-term opportunity, which will be increasingly realised as equity markets stabilise and consumer confidence returns. Overall, we have the scale to compete with the biggest, evidenced by the increase in market position we have achieved in 2003. There are significant growth opportunities in the three product sectors on which we currently focus – protection, group pensions and savings and investment – for those providers with the right range of products and the expertise to support and develop them. It is our focus on these three sectors, plus our international operations, that underpins our improving margin and, more importantly, higher contribution to profits from new business.

The offshore market also has significant growth potential, with good margins. We fully intend to build our international presence still further, as would be expected for one of the leading offshore players, and have a medium-term target for at least 20% of our new business to come from outside the UK.

For ISIS Asset Management, we are equally confident about the future outlook, supported by improving investment performance and operational efficiency. There are, we believe, currently too many fund managers and investment funds and therefore consolidation is the logical outcome. We will continue to consider opportunities to grow by acquisition but will concentrate efforts on organic growth in any event. We expect asset managers to continue to polarise between the large and small and ISIS intends to be one of the large, successful players. We believe the keys to future success are investment performance, diversification of revenue, a robust financial standing and a recognisable brand and we are fully focused on all four.

I offer my sincere thanks to all staff for their commitment and for the great endeavours they make for the good of the Group. 2003 was a very demanding year for all parts of the Group with volumes of customer enquiries higher, financial conditions testing and new business harder to find in an uncertain environment. We have taken positive action to address these issues, and the response of our people across the Group has been both admirable and professional, as always. The future of the Friends Provident Group is in their good hands.

Keith Satchell

Keith Satchell
Group Chief Executive

"Our significant gains in new business have not been at the expense of profit."



Ben Gunn
Managing Director
Friends Provident
Life and Pensions

2003 performance
Life and pensions new business* for 2003 exceeded £400 million for the first time ever, with each quarterly performance exceeding the corresponding quarter of 2002.

This is a strong performance in what continues to be a difficult marketplace and was achieved through a determination to maintain good service, enabled by leading edge technology.

Protection, group pensions and savings and investment are the three product sectors that are key for us and the growth momentum, evident in our business since our listing in 2001, has accelerated further in 2003. According to figures released by the ABI, we have increased our market share in each of these sectors and are ranked 4th and 5th for new business in the IFA market for protection and group pensions respectively.

Our significant gains in new business have not, however, been at the expense of profit. The profits earned on our 2003 new business increased by 21% over 2002 and are some 48% greater than for 2001 new business, reflecting growth in both volumes and margins. Our strategy is to continue to allocate capital efficiently to the various classes of new business.

New Business Highlights of 2003 were:

- New life and pensions business for 2003 increased by 14% to a record £429 million compared with £377 million in 2002.
- New savings and investment business increased by 18% to £114 million compared with £97 million in 2002.
- New protection business, including income protection, increased by 54% to £69 million compared with £45 million in 2002.
- New group pensions business increased by 12% to £176 million compared with £158 million in 2002.

Protection
New protection business in 2003, including income protection, increased 53.9% to a record £69.4 million, with fourth quarter sales exceeding £20 million for the first time. We believe there is significant growth potential in this sector, subject to conditions in the mortgage market. Our major distribution agreement signed with the UK's largest estate agency, Countrywide, in 2002 will continue to contribute significantly to our overall new business.

Pensions
Total new pensions business in 2003 increased by 4.6% to £245.5 million compared with £234.6 million in 2002, with good headway being made in the strategically important group pensions market, offset in part by our strategy to de-emphasise individual pensions.



384
352
343
377
429
99
00
01
02
03

Total New Business: APE (£m)

New group pensions business increased 11.6% to £176.1 million compared with £157.8 million in 2002, having gained an increasing share of the high quality IFA business. Worksite scheme enrolment activities are continuing to contribute to overall new business. The trend to replace defined benefit schemes with alternative group arrangements will continue throughout 2004, resulting in further new business opportunities, although such decisions may be deferred by scheme trustees until the Government takes its final decision on pensions reform proposals.

New individual pensions in 2003 decreased 13.2% to £40.0 million compared with £46.1 million in 2002, reflecting our focus on the more profitable group pensions market.

New annuity business decreased 4.2% to £29.4 million compared with £30.7 million in 2002, continuing to reflect our selective approach to this market to ensure we maintain appropriate margins.

Savings and investment
New savings and investment business increased 17.8% to £114.3 million,

* *All new business figures shown in this section are expressed as Annual Premium Equivalent (APE) unless stated otherwise. This measure adds together new regular premium business and one tenth of single premium business.*



Technology for tomorrow as well as today

We are at the forefront of using technology in a powerful way. Not only to transform the speed and efficiency of what we do but also to make life easier for others. For customers, giving them more choice. And for intermediaries, helping them build their businesses to fit the future. Times change. We anticipate.

"Changes have been made to our internal structures to prepare for the anticipated increase in distribution partners."

achieved against the background of a UK market which has contracted some 35% over the year. A growing proportion of our savings and investment business is provided from our enlarged international business, operating in markets with greater margin potential. Total international business, the majority of which is savings and investment, accounted for 16% of our total 2003 new business, up from 14% in 2002 and 10% in 2001.

With profits business

The with profits market continues to contract sharply. The persistent negative coverage in the press and from industry commentators is likely to result in consumer demand for this product remaining depressed for the foreseeable future. With profits accounted for only 10% of our 2003 new business compared with 26% in 2002 and we are not therefore reliant on this product.

As predicted, further bonus rate reductions were necessary in 2003 as we continued the process of aligning policy values to levels which more closely reflect the value of the underlying assets. Further reductions in bonus rates remain likely in the absence of consistently strong investment returns. In addition, there are increasing regulatory costs to be borne to comply with the FSA's requirements for greater transparency.

Nevertheless, maturing with profit policies are still achieving good real returns and the inherent guarantees offer valuable protection to our customers. In 2003 we allocated some £345 million to our with profit policyholders through regular and final policy bonuses.

Products innovation

For the group pensions market, we launched in July 2003 our multi manager facility, branded Activ Investment Solutions, widening the range of funds and fund managers available to our customers. Activ is integrated with our electronic trading platform with automated interfacing with the various fund managers. It is innovative in the way that we manage the investment partners and fund choices available, aiming to offer 'best of breed'. It is expected that the availability of Activ will underpin an increase in new business tendering opportunities from Employee Benefit Consultants.

In the life protection sector, we began trials of our new eSelect Protection product with a number of large IFA firms. eSelect Protection is an end-to-end new business system enabling IFAs to write term assurance, waiver of premium and critical illness business entirely through the internet, featuring quotes, pre-populated applications, interactive underwriting and electronic processing to policy issue. We believe eSelect Protection has the potential to generate automated online underwriting decisions for up to 60% of applications. Following its successful trials, eSelect Protection was formally launched in March this year.

During the final quarter of the year we introduced a dedicated multi manager fund proposition to our investment bond business. As an alternative to with profits, we also launched the UK Safeguard Optimiser fund, designed to offer smoothed returns from the UK equity market while providing some protection against stock market falls. Early indications have been encouraging.


99 57
00 95
01 141
02 158
03 176

New Group Pensions: APE (£m)


99 16
00 29
01 34
02 45
03 69

New Protection: APE (£m)


99 154
00 91
01 68
02 97
03 114

New Savings & Investment: APE (£m)

Distribution restructure
65% of our total new business in 2003 was placed by UK IFAs, 16% from our international operation and 19% from Appointed Representatives and our direct salesforce.

Following a review undertaken in the light of the likely regulatory changes to the ways products are distributed, we announced our intention to close our direct sales operation while seeking to retain the best of the skills and expertise of that salesforce by encouraging the financial consultants to consider becoming Appointed Representatives of Friends Provident. As a result, our network of Appointed Representative firms will be strengthened considerably, from some 300 at the end of 2003 to more than 420 in early 2004.

Consequent changes have been made to our internal structures to develop our support for all channels of distribution and to prepare for the anticipated increase in distribution partners.

Expansion of extranet services
We believe that the availability of independent advice to guide consumers is a crucial component of a healthy and respected financial services industry. Our strategy of building mutually worthwhile relationships with major IFA firms is underpinned by systems designed to drive up the quality of service and drive down costs, both for intermediaries and Friends Provident.

"A growing proportion of our savings and investment business is provided from our enlarged international business."



2003 New Business by distribution channel
- ■ **IFA – 65%**
- □ **International – 16%**
- □ **Direct – 19%**

Following the June 2002 launch, 2003 saw the completion of a range of core components that provide a complete end-to-end service for IFAs via our extranet, and there are plans in place to build upon these during 2004. The services include new business quotations and submissions, proposal tracking, policy servicing facilities and commission enquiries. Use of the system is recorded; 'logins' increased from about 4,000 in January 2003 to nearly 10,000 in December 2003, peaking at over 18,000 in October. Over the year, around 27,000 new

"Our commitment to delivering to our customers a level of service unrivalled in our industry remains a priority."

bond and term policies were transacted online. Additionally, in the second half of 2003, users accessed the proposal tracking facility some 22,000 times enquiring on over 40,000 proposals and made more than 53,000 online enquiries to access policy details.

We have also developed and selectively implemented technology to enable the back-office systems of IFAs to access data held on our core systems. This innovation is delivering genuine benefits to intermediaries and their relationship with their clients and we aim to promote these facilities more widely in 2004.

Independent recognition for our online capabilities came in October 2003 with the award for 'Best use of E-Business' at the Health Insurance Awards.

More online features for customers
Our consumer website online servicing facility was launched in 2002, initially to enable customers to view certain policy details and to change their personal contact details. During 2003, the scope of the servicing facility was extended to embrace virtually all Friends Provident policies. New features were added, allowing customers to see current surrender values or projected maturity values, the amount payable in the event of death, and the extent of any loans available.

Customers can also download the necessary forms to alter direct debits or switch their investment between funds. My TaxFriend is a further new feature, available to our registered users to help them complete their personal tax returns, calculate tax liabilities and receive guidance on tax saving opportunities.

Recognition for good service
Our commitment to delivering to our customers a level of service unrivalled in our industry remains a priority.

The FACE programme – Friends Achieving Customer Excellence – introduced across the business in 2001, effectively galvanised our efforts to deliver outstanding service. Since its launch, we have seen 'across the board' gains in both internal and external service benchmarks. In 2003 we established the Service Excellence Forum, chaired by the Director of Customer Services, to monitor our performance against the high aims we have set ourselves, as well as encouraging further improvement activities and the sharing of best practice.

In the prestigious 2003 Financial Adviser LIA Service Awards, the largest survey of its kind based on the views of nearly 2000 IFA firms, our good service was again recognised by the award of a Four Star rating. For the second consecutive year we are the highest ranked of all the major UK listed life and pensions companies in this influential survey.

Friends Provident International further cemented its reputation as one of the leading offshore life and pensions operations by being voted Overall Life Company of the Year in the Portfolio International Awards of 2003.

In February this year, the Life and Pensions company was re-accredited under the Raising Standards quality mark scheme. This signifies not only our commitment to customer service and the quality of our literature but also that we have met the standards of the scheme. We are proud to have held this independent accreditation since February 2002 and also welcome the FSA's planned 'Treating Customers Fairly' programme. The reputation of our industry has suffered over recent years and we are committed to doing all we can to elevate it again.



Products and processes designed together

We no longer just design products. We design solutions. Of course products must be fit for purpose, easy to understand and competitively priced. And they are. But the processes behind the scenes are just as important. They can make or break. That's why we design them together. And we talk before we design, trial before we launch and aim for state of the art.

"Central to our ability to grow the business is the delivery of strong investment performance."



Howard Carter
Chief Executive
ISIS

Our 67% owned asset management operation, ISIS Asset Management, increased its contribution to consolidated group operating profits from £23 million in 2002 to £26 million in 2003.

Strategy
The strategic goal of ISIS remains for it to become a top five active UK asset manager by 2007. Meeting this goal will require a considerable increase in assets under management but it is one we are determined to achieve both through organic growth and, should the right opportunities present themselves, through acquisition.

The integration of the Royal & SunAlliance investment management business (RSAI) was of course a major building block in meeting its long-term strategic goal. The final stage of the integration was completed during the year with the rationalisation of our retail fund range. In terms of personnel, products, operational platform and our rebranding we are now in a much better position to take on further assets without the need for significant extra resources.

Putting a scaleable operational platform in place is an important part of our overall growth strategy. We conducted a major review of our operational model and concluded that the way forward was to partner with a larger organisation specialising in operational administration. In November we announced that we had signed heads of agreement with JP Morgan to outsource certain back and middle office functions. This latter move will enable us to focus our future technology spend on core activities and improve the way our costs are aligned to our revenues. A key element of these discussions is that those staff impacted will be offered positions in their existing work location with JP Morgan.

Of course a well managed company, with good cost controls and a scaleable operational platform will only succeed if the underlying investment proposition meets the high standards investors rightfully expect. So, central to our ability to grow the business is the delivery of strong investment performance.

A year ago we reported that we had re-appraised our investment philosophy, which had previously had a strong 'growth' style bias in equity selection, and introduced a more flexible approach better suited to changing investment markets. We also established a three pronged resource platform around our fund managers comprising a dedicated risk management desk, an investment strategy team and an enlarged research department. At the same time we are strong believers that fund managers must take ownership of their track records so we revised our bonus structure to link individual rewards more closely with portfolio performance.

Investment performance has improved across the business. As a result, 63% of our retail collective funds were above average in their respective sectors across the calendar year. This is a noticeable improvement on the three year record.

A further development in our strategy is our decision to participate in the fast growing alternative investment (hedge fund) sector. While convinced that the alternative investment arena will continue to expand, it is essential to find the right people with the appropriate skills sets. We have therefore reached heads of agreement to take an equity stake in Cardinal Capital Partners, a new company, which is focused on alternative assets. Cardinal is being established by a group of individuals with considerable experience, who have previously developed such a business for a major European financial institution. ISIS will benefit from privileged distribution access to Cardinal's products in the UK market and continental European market. This initiative will enhance our product line, has the potential to build a significant revenue stream and allows us to enter this market segment without distracting us from the development of our existing core business.

As a leader in Governance and Socially Responsible Investment, ISIS is well placed to meet growing investor expectations in this field through *reo*®, our Responsible Engagement Overlay service. More recently, we announced our decision to publish our voting records for all of our retail funds each month on our website. This represents an 'industry first' for a UK asset management company. *reo*® remains a central tenet of our overall strategy and product offering.



People who care about the service they give

Quite simply, we aim to stand out by being outstanding. To all of our customers all of the time. That's a big ask but our people are determined to do it. Reputations are hard to win and easy to lose. We know that, and we are very proud of the awards and accolades coming our way to say that we're appreciated. Both for what we do and the way we do it.

"After a prolonged period of falling markets one of the major challenges facing the wider financial services industry was to regain the trust of investors."

Value creating activities
After a prolonged period of falling markets one of the major challenges facing the wider financial services industry was to regain the trust of investors. Such public confidence has continued to be dented by various high profile scandals even though a number of these problems have not emanated from the asset management sector itself.

Launching a new brand in such an environment has presented us with the opportunity to demonstrate our strong commitment to building trust with investors. Over the year much work has been undertaken to develop a brand which reflects our belief in transparency and responsibility. There are three core values which are central to the ISIS brand: to be authoritative, to demonstrate initiative and to be responsive.

The most visible aspect of this work has been our high profile advertising campaign. Our objective has not been to generate off-the-page sales but to improve end-consumer awareness of who we are and our values. The development of a recognisable brand supports those intermediaries already recommending our products and is also an important factor in the selection process for distributors choosing which asset management companies to partner with.

A further aspect of this strategy has been to significantly raise the ISIS profile through the national press and industry trade titles. During 2003 ISIS was mentioned in over 3,400 press articles of which 67% were independently rated as positive, 28% neutral and 5% negative. Our senior staff have been encouraged to provide responsible comment to the press and we have sought to develop our reputation as an opinion former within our industry.

Retail market
In the retail business area a major focus of activity during the year was the reorganisation of our fund range. All former Friends Provident unit trusts were first converted to OEICs – Open Ended Investment Companies – and our transfer agency was moved to International Financial Data Services. A single depository was established and new fund accounting and pricing arrangements were put in place for the entire range. The final stage of this programme came with the rationalisation of our fund range from some 55 funds down to 31 under the single ISIS brand. This was an enormous project in terms of operations, compliance and marketing and was finally completed during the year. The resulting fund range has brought clarity to our retail proposition and is already greatly enhancing our ability both to attract new clients and retain existing ones.

With a trimmed down fund range, our core strengths in the retail market are more visible. Our performance record and reputation is particularly strong in corporate bonds, UK and European equities, funds of funds and specialist areas such as ethical investment and Venture Capital Trusts (VCTs). High levels of sales activity amongst IFAs took place throughout the year including conferences, seminars and road shows.

Institutional market
In the institutional market our focus has been on client retention and securing larger mandates, particularly in bonds and property. We are pleased to report progress, with two new major bond mandates from Rhondda Cynon Taf County Borough Council and the London Borough of Hackney. Additionally, a number of the leading consultants have upgraded their ratings and we continue to be invited to tender for further business.

Very few of our institutional clients have performance fees in place. However, we did beat the necessary performance benchmarks for two clients who did have such arrangements with us. This is further tangible evidence of our improving investment performance for the year.

A particular success was the launch in October of the ISIS Property Trust, a quoted investment company with £121 million of total assets. We were in an ideal position to launch such a vehicle given the strong institutional performance record of our subsidiary ISIS Property Asset Management and our investment trust pedigree. The ISIS Property Trust has commanded a significant share price premium since launch, reflecting buoyant demand.

Our private equity division, ISIS Equity Partners, has delivered a number of successes during the year with 7 exits and 8 new investments. We were able to close commitments for our first 10 year limited partnership and raise additional funds by way of share top ups on our range of VCTs. While VCT fund raising has shrunk dramatically since its peak in 2000/1 we continued to take a significant market share of over 20% during 2003.

Radical changes to VCT tax allowances are to be introduced in the 2004/5 tax year following a government review of equity financing for smaller companies. We believe these will revitalise this product area. As the largest player in the VCT market, we are in pole position to benefit from expected growth.

Managing costs
Headcount is the primary driver in relation to costs in a fund management business. As part of our post integration review and our target of achieving a 30% operating margin as referred to elsewhere in this Report, we undertook to manage our headcount down to 500 by 31 December 2003. This target was achieved ahead of schedule and at the year-end we had 496 personnel on the payroll. Our headcount will fall again during 2004 as we proceed with the outsourcing of our investment administration and other back and middle office services. It is anticipated that approximately 60 people will transfer to JP Morgan.

On the outsourcing side we believe we will strike a deal with JP Morgan that is not only beneficial to both parties but which will create exciting opportunities for our staff transferring across, and we thank all these support staff for their hard work and commitment. The financial benefits of outsourcing will be seen in 2005, as there will be costs of putting in place the arrangements that neutralise the financial savings in 2004.

We have, even through the early stages of the year when the market was falling rapidly, continued to invest in our brand both in terms of advertising and other promotional activities. We believe it is fundamentally important in the current environment to continue to build on the good work that has been done and we will seek in 2004 to continue to invest in our brand commensurate with being a top 10 fund manager within the UK market.

Conclusion
The integration of RSAI has created significant cost savings but our focus now is on revenue generation and organic growth. At the heart of this must be strong investment performance, supported by a distinctive brand.

With the recent recovery in markets, we can expect to see more corporate activity amongst asset management firms. Should suitable opportunities arise we will consider further growth by acquisition.

The asset management industry has too many companies, too much duplication of products and too many fixed costs. We believe that over the coming years the asset management industry will polarise between a cluster of large groups, able to extract economies of scale, and a plethora of small specialist boutiques. ISIS aims to be part of the former grouping.


1

1 David Newbigging
OBE, 70,
Chairman

Appointed a director in April 2001 and chairman in June 2001, having been an independent director of Friends' Provident Life Office from 1993 to 1998 and its chairman from 1998 to 2001. Chairman of the Investment Committee and member of the Nomination Committee.

Also chairman of Faupel Plc and Talbot Holdings Limited, deputy chairman of Benchmark Group PLC and a director of Merrill Lynch & Co Inc. and PACCAR Inc. Chairman of The Council of Trustees of the Mission to Seafarers and deputy chairman of The Council of Trustees of Cancer Research UK.

Former appointments include chairman and chief executive of Jardine, Matheson & Co Ltd. and chairman of Rentokil Group plc, Equitas Holdings Limited and Thistle Hotels Plc.


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2 Keith Satchell
BSc, FIA, 52,
Group Chief Executive

Appointed group chief executive and an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1992 and its chief executive since 1997. Member of the Investment Committee. Joined Friends Provident from UK Provident in 1986. Appointed a divisional general manager in 1987 and managing director (business operations) in 1995. A non-executive director of ISIS Asset Management plc, which is 67% owned by the Company.

Also a member of the senior board of Banco Comercial Português SA and of the board of Swiss Mobiliar Cooperative Company and European Alliance Partners Company AG.

3 Lady Judge
BA, JD, 57,
Deputy Chairman, senior independent director

Appointed a director and deputy chairman in June 2001 (when her name was Hon. Barbara Thomas), having been an independent director of Friends' Provident Life Office from 1994 to 2001 and its deputy chairman from 1998 to 2001. Chairman of the Remuneration Committee, deputy chairman of the Investment Committee and member of the Nomination Committee.

Deputy Chairman of The Financial Reporting Council, chairman of the Professional Standards Advisory Board of the Institute of Directors, Executive Chairman of Private Equity Investor plc and a director of six other public and private companies, including Capital Radio plc and Quintain Estates and Developments plc. A former commissioner of the United States Securities and Exchange Commission.


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4 Graham Aslet
MA, FIA, 55,
Director and Appointed Actuary, Friends Provident Life and Pensions Limited

Appointed an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1988 and its actuary since 1987. Member of the Investment Committee. Joined Friends Provident as a graduate actuarial trainee in 1969, becoming assistant actuary in 1974, deputy manager, pensions department in 1979 and a general manager in 1987.

5 Alison Carnwath
BA (Hons), ACA, 51,
independent director

Appointed a director in December 2002. Member of the Remuneration and Audit and Compliance Committees. From 1 April 2004 will chair the With Profits Committees of Friends Provident's regulated life and pensions subsidiary operating companies. Non-executive chairman of The Vitec Group plc, and a director of Gallaher Group plc, Glas Cymru Cyfyngedig (Welsh Water), Man Group plc and ISIS Equity Partners plc. Chairman of Glas Cymru's Remuneration Committee and Man's Audit Committee. Previously a managing director of the US investment bank, Donaldson, Lufkin and Jenrette International, before it merged with Credit Suisse Group in 2000. Formerly, a director of J Henry Schroder Wagg & Co Ltd, National Power plc, Arcadia Group plc, QA Group plc and Nationwide Building Society.


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9


12


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6 Howard Carter
BA, MA, 52,
Chief Executive,
ISIS Asset Management plc

Appointed an executive director in June 2001, having been appointed an executive director of Friends' Provident Life Office from 2000 and chief executive of ISIS Asset Management plc (then called Friends Ivory & Sime plc) in October 2000. Member of the Investment Committee. Joined Prudential Bache in 1984 as chief economist and director of gilt edged market making. Chief economist/manager, fixed interest at Friends Provident (1988 – 1995) and head of investments (1996 – 1998). Appointed chief investment officer of Friends Ivory & Sime plc in 1998.

7 Ben Gunn
MA, FCII, 53,
Managing Director, Friends Provident Life and Pensions Limited

Appointed an executive director in June 2001 having been appointed an executive director of Friends' Provident Life Office from 2000 and managing director, Friends Provident Life and Pensions Limited in March 2001. Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was managing director of London and Manchester Assurance and a group executive director. Joined London & Manchester in February 1996 from Hambro Countrywide where he was an executive director. Also a director of Pension Advisers Support System Limited, PASS Loans Limited, PASS Fees Limited and PASS Review Limited.

8 Christopher Jemmett
67,
independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Chairman of the Audit and Compliance Committee and member of the Investment and Remuneration Committees. An independent director of ISIS Asset Management plc (then called Friends Ivory & Sime plc) since February 1998 and its deputy chairman since May 1998.

Also a member of the Council of The Crown Agents Foundation. Former director and member of the executive committee of Unilever PLC and Unilever NV.

9 Ray King
BSc (Hons), FCA, 50,
independent director

Appointed a director in January 2004. Member of the Audit and Compliance Committee. Group finance director for BUPA Limited since 2001. Formerly held senior financial management positions with Southern Water plc, Guinness PLC, Diageo plc and Parity Group plc.

10 The Rt Hon Lord MacGregor of Pulham Market
OBE, MA, LLB, 67,
independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1998 to 2001. Chairman of the Nomination Committee and a member of the Audit and Compliance Committee.

Also a non-executive director of Uniq plc, Associated British Foods plc and Slough Estates plc and a member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands. A Conservative Member of Parliament 1974 – 2001 and a member of the Government 1979 – 1994. This included several Cabinet posts including Chief Secretary to the Treasury. Formerly a member of the Committee for Standards in Public Life.

11 Philip Moore
TD, MA, FIA, 44,
Group Finance Director

Appointed an executive director on 1 September 2003, having joined Friends Provident plc on 1 July 2003. Member of the Investment Committee. Previously at AMP (UK) where he was corporate director of finance and head of mergers and acquisitions, having been finance director and actuary of NPI on its acquisition by AMP. Prior to joining NPI in 1998, he spent 9 years at PricewaterhouseCoopers, originally in London and then based in Hong Kong as the partner responsible for the firm's East Asia Insurance Consultancy Practice.

12 Roger Morton
MA, CPFA, ASIP, 68,
independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Member of the Audit and Compliance Committee. Trustee of the Joseph Rowntree Charitable Trust. Founder member and current chairman, of the Committee of Reference, which independently determines the investment selection criteria for Friends Provident Group's Stewardship range of investment products and has a monitoring role for ISIS Asset Management plc's other ethical and environmental portfolios. Roger is to retire from the Board at the close of the AGM.

13 Brian Sweetland
LLB, Solicitor, ACol, 58,
Director and Company Secretary

Appointed an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1995. Member of the Investment Committee. Joined Friends' Provident Life Office in 1974, becoming its Secretary in 1983. Responsible at Board level for the Group's corporate services, group risk, governance (including corporate social responsibility) and health and safety. A non-executive director of ISIS Asset Management plc and Benchmark Group PLC, secretary and a trustee of the Friends Provident Charitable Foundation and a member of the Committee of Reference, which independently determines the investment selection criteria for Friends Provident Group's Stewardship range of investment products and has a monitoring role for ISIS Asset Management plc's other ethical and environmental portfolios.

○ Increasing value for shareholders
○ Resilient balance sheet
○ Continuing profitable growth



Philip Moore
Group Finance Director

Financial reporting

We report our results on two bases: achieved profit and modified statutory solvency (MSS).

The achieved profit basis has been developed by the ABI. We believe it provides a more realistic reflection of the performance of long-term business, that fully recognises the shareholders' interest in the in-force portfolio.

The MSS basis is required under legislation for reporting long-term insurance business results. It is an extension of the statutory requirement designed to demonstrate solvency.

We have also, for the first time, published a summary of our Realistic Balance Sheet (RBS) for the with profits business of Friends Provident Life and Pensions (FPLP).

Achieved profit result

Achieved profit highlights	2003	2002
Group achieved operating profit	**£266m**	£305m
Contribution from new business	**£80m**	£66m
New business margin	**18.6%**	17.5%
Experience variances	**(£23m)**	(£6m)
Effect of changes in operating assumptions	**(£11m)**	(£30m)
Development costs	**(£23m)**	(£27m)
Asset Management operating profit	**£26m**	£23m

Operating profit has been stated before amortisation of goodwill, operating exceptional items and tax. The decrease in Group operating profit for 2003 is mainly due to the effect of lower opening asset values and lower opening value of in-force business. The key components of profit are discussed below.

The contribution from new business is before allowing for the cost of solvency capital and the pension service charge on an FRS17 basis. The increase is primarily a result of higher volumes and a change in mix towards higher margin protection products. The contribution from new business has grown for two consecutive years, and has increased by 48% to £80 million in 2003 from £54 million in 2001.

The experience variance includes the effect of higher than expected lapses mainly on mortgage endowments (£9m) and some exceptional costs in relation to the transition to the new prudential and accounting regimes (£5m), some of which will continue in 2004. The balance comprises a number of other variances.

The effect of changes in operating assumptions includes an allowance for increased longevity (£14m) as we have anticipated some of the expected future improvements in annuitant mortality. Industry surveys show that our basis was already one of the strongest and we believe this further strengthening will at least maintain this position. There is also an allowance for increased lapses on mortgage endowments (£9m), offset by a number of other items.

Development costs represent mainly expenditure on our advanced electronic trading systems and e-commerce related activities and these are expected to continue to reduce as a number of e-commerce initiatives are concluded.

The ISIS operating margin before amortisation of goodwill and exceptional items was 33% compared to 28% in 2002 and reflects the successful completion of the integration of the RSAI business acquired in 2002.

Modified statutory solvency result and dividend

Analysis of modified statutory solvency operating profit for the year ended 31 December	2003 £m	2002 £m
With Profits Fund with profit business	**13**	22
Other life business	**68**	84
Longer term investment return	**87**	100
Asset Management operating profit	**26**	23
Other shareholder income less charges	**(5)**	13
Taxation (including the tax credit on the long-term business technical account)	**71**	113
Operating profit before amortisation of goodwill, operating exceptional items and tax	**260**	355

As expected, one off items in 2002 and lower asset values at 1 January 2003 compared with 1 January 2002 had a significant impact on comparative operating profits. However, improved equity markets in 2003 have increased our investment returns resulting in an increased overall profit before tax of £260 million (2002: loss of £37m).


7.00
7.25
7.40
01*
02
03
Dividends (p)
*annualised

The contribution from pre-demutualisation with profit business (being the shareholders' share of the cost of bonuses) was £13 million and is likely to remain a modest contributor to group profits.

In respect of other life business, profits emerging in respect of the shareholders' 60% share of business in the With Profits Fund, together with an increase in deferred acquisition costs, helped to offset the capital strain in respect of new business.

Other shareholder income less charges comprises the expected return on the net pension liability, and corporate costs. The operating profit before tax was £149 million in the second half compared with £111 million in the first half as a result of some non-recurring items in the second half. The total dividend for 2003 of 7.4 pence per share (including the proposed final dividend of 4.9 pence per share) represents a comparative increase of 2.1% over the 2002 dividend of 7.25 pence per share. The dividend is covered 1.4 times.

Operating expenses

Cost control remains a key area of focus and we have introduced a number of initiatives to enhance the cost efficiency of the Group.

The closure of our direct sales force will reduce unit costs and is expected to save £18 million in 2004 after allowing for the increase in commission payments resulting from the expansion of our Appointed Representatives network.

Acquisition expenses will also benefit from the new business processing facility established in India during the year and from the efficiencies gained through the increasing volumes of new business now being transacted online, referred to more fully in the Life and Pensions Business Review.

The integration by ISIS of the RSAI business has now been successfully concluded and has resulted in a reduction in overall costs on a run rate basis of over £30 million per annum. An administration outsourcing arrangement with JP Morgan is expected to result in further cost reductions from 2005.

Against the backdrop of significant business growth, the number of people employed by the Group at the end of 2003 was 4,765, down from 6,015 at our stock market listing in July 2001.

We expect to maintain operating expenses, excluding commission, broadly stable while continuing to expand our business.

Financial strength

Friends Provident remains financially strong and our financial standing has been further improved in 2003, against the backdrop of significant equity market volatility.

The FSA has been working over the last two years with all the leading life and pensions companies with significant with profits business to develop a so called realistic reporting framework. This is part of the new regulatory solvency reporting requirements proposed in CP195 (life insurance companies) and CP204 (financial groups) which are expected to be formally introduced at the end of 2004.

Realistic solvency

We have been managing our life and pensions business on a RBS basis for some time. We are well prepared and welcome the direction of the proposed regulatory changes. The RBS information is based on the form of disclosure agreed between the ABI and the FSA for publication in returns to the FSA.

Consistent with the position reported at 31 December 2002 and 30 June 2003, at 31 December 2003 the FPLP with profit assets exceed the liabilities, including the cost of guaranteed benefits and options calculated on a market consistent stochastic basis.

One of the important features of this balance sheet is its relative stability in the face of falls or rises in investment markets. In large measure this is due to the fact that we have taken action to hedge the provisions made to cover the cost of guarantees and options.

In addition to calculating assets and liabilities on a realistic basis, we hold a Risk Capital Margin (RCM). This margin is derived by assessing the effects of various adverse economic scenarios on the balance sheet. The more effective the hedging strategy adopted in respect of guarantee and option provisions, the smaller will be the RCM. The RCM at 31 December 2003 was £216 million.

The stress tests that make up the RCM are still being developed by the FSA so any measure of RCM cover may vary as the tests evolve. As a new concept there is as yet no standard definition of RCM cover so comparisons between firms are also difficult. However, if the RCM is compared to our unencumbered capital in the Life and Pensions business, we are covered over 5 times.

Statutory solvency

Whilst the realistic reporting basis is due to be formally introduced for the end of 2004, on the current statutory basis the FPLP With Profits Fund showed a surplus at 31 December 2003.

The statutory solvency calculation for FPLP benefits from an implicit item representing future profits of £400 million (2002: £600m) and a stop loss reinsurance agreement to the value of £300 million (2002: £530m). In comparison with the realistic basis, the margins in the statutory basis are substantial and more than enough to support the inclusion of the implicit item and stop loss reinsurance, and it is for this reason that they are used in this calculation. We have continued to reduce these items as we move towards the new reporting requirements. The Free Asset Ratio* for FPLP is estimated to have been 10.1% at the year end (2002: 8.4%).

As part of FPLP's risk management strategy, solvency waivers, which if applied would reduce the value of liabilities, have been obtained and will remain available for use until the statutory valuation regulations are modified when the FSA's Integrated Prudential Sourcebook comes into force later this year. In effect the waivers anticipate some of the regulatory improvements contained in CP195 and provide protection for the With Profits Fund in the event of a sustained market downturn. The surplus and FAR quoted above do not reflect the value of these waivers.

With profits investments

The proportion of equities and property backing the FPLP With Profits Fund asset shares (the Equity Backing Ratio) is substantially unchanged at 46% (2002: 45%). We continue to actively manage the investment of the guarantee provisions within the Fund with a view to minimising risk to policyholders and shareholders. During 2003, we changed our investment mix in respect of guarantees to improve their security. This has not altered the investment mix in respect of asset shares, but will reduce the risk of changes in the cost of guarantees affecting payouts. The investment return achieved in 2003 was 9.4%.

Credit rating

The financial strength credit rating of FPLP from Standard & Poor's was reduced by one notch from AA- to A+ (strong) during the year, with a stable outlook. Moody's rating was unchanged at A2 (strong) with a stable outlook. Over the past two years many European life and pensions companies have seen their credit ratings reduced, some by several notches, as a result of falling investment markets. Consequently FPLP's relative position has improved over this period.

Shareholders' funds

Shareholders' funds (achieved profit basis)	31 Dec 2003 £bn	31 Dec 2002 £bn
Shareholders' funds	**2.8**	2.6
Represented by Group embedded value, comprising:		
Shareholders' invested net assets	**1.2**	1.2
Value of in-force Life & Pensions business	**1.3**	1.2
Market value of Asset Management business	**0.3**	0.2

At 31 December 2003, the shareholders' invested net assets were invested broadly in a mix of equities (68%), and fixed income securities and cash (32%).

Movements in shareholders' funds (achieved profit basis)	2003 £m	2002 £m
Achieved operating profit before tax	**266**	305
Exceptional items	**(22)**	(22)
Goodwill amortisation	**(17)**	(12)
Investment return variances and effect of economic assumption changes	**55**	(1,009)
Pension scheme movements, minority interests and tax	**(69)**	47
Increase/(decrease) in market value of asset management	**86**	(50)
Dividend	**(127)**	(125)
Movement in shareholders' funds	**172**	(866)

* represented by the ratio of assets less liabilities (including actuarial reserves but before the required minimum solvency margin) expressed as a percentage of actuarial reserves.

Shareholders' funds were positively affected in 2003 by £55 million arising from the variation from the longer-term investment return and the effect of economic assumption changes. The variation from the longer-term investment return was £137 million before tax and this represents the impact of investment returns achieved in 2003 in excess of those assumed in the achieved profit basis. The adverse effect of economic assumption changes was £82 million before tax, and is mainly the impact of an increase in the risk discount rate from 7.0% to 7.3% and an increase in the future expense inflation assumption from 3.3% to 3.9%, partly offset by an increase in assumed investment returns.

Embedded value per share at the end of 2003 was 160 pence, up 6.6% on 2002 (150 pence) after the recommended dividend for the year of 7.4 pence.

Borrowings
In November 2003, Friends Provident plc successfully raised £300 million of subordinated debt before expenses. This was the first issue of its kind under the proposed new capital regime set out by the FSA. Capable of achieving Tier One capital treatment, it provides the Group with a cost efficient form of core capital. The proceeds were injected into FPLP, the main life and pensions company, and will be used to support future growth and to enhance the capital position of the Group. The Group's long-term borrowings were £797 million at the end of 2003.

The interest charge attributable to shareholders amounted to £41 million in 2003, up from £25 million in 2002, following the issue of £290 million of convertible debt in 2002 and £300 million of subordinated debt in 2003.

Pension schemes
The Group operates one principal defined benefit scheme, and two smaller schemes. The market value of the assets of the principal scheme at 31 December 2003 was £604 million. The principal defined benefit scheme has a negligible net deficit of £3 million (2002: deficit £14m) in relation to the scheme assets. The deficit has reduced as a result of a positive investment variance, offset in part by increases in the future inflation assumptions. No contributions were made to the principal scheme in 2003 but contributions recommenced from January 2004. Employer contributions resumed at 13%, rising to 14% from January 2005 and 15% from January 2006. Employee contributions resumed at 1% of pensionable pay, rising to 2% in 2005 and 3% in 2006. Any further increase will be subject to review and will not exceed 5% of pensionable pay. The FRS17 basis of accounting allows for the charge of current service pension cost. The contributions to be made by employer and employees represent the funding of the current service cost and the introduction of employer contributions has no impact on profitability under either MSS or Achieved Profits.

The principal scheme has undertaken investments in certain derivative contracts in order to substantially reduce its risk exposure to future movements in inflation and interest rates.

International Accounting Standards
In 2002 the European Union passed a regulation requiring all European listed companies to comply with International Financial Reporting Standards (IFRS) in respect of their consolidated financial statements, with effect from 2005.

A project team has been established, sponsored by the Group Finance

Director, to effect this required transition to IFRS, and a project plan is in place. We are confident that the project remains on target to deliver the required transition for 2005.

However, as at the date of this report, a final standard on insurance contracts has not yet been issued by the International Accounting Standards Board, and the major standards of IAS 32 and 39 on financial instruments have not yet been endorsed by the European Commission. Given these uncertainties, we are unable to say what the impact of IFRS on the Group will be. The principal impacts on all life assurers from current proposals would be the classification of existing products which have no significant insurance risk as financial instruments, the requirement to account for premiums received under these contracts as financial liabilities in the balance sheet, rather than revenue, and the valuation of these financial liabilities at either fair value or amortised cost. In addition, significant additional disclosures will be made concerning the management of risks, assumptions and cash flows, both for insurance contracts and for financial assets and liabilities.

We believe, based on current IFRS proposals, that the supplementary achieved profit information will continue to provide a more realistic method of accounting for long-term business that fully recognises the shareholders' interest in the in-force portfolio.

Endowment complaints

At 31 December 2003 the accounting provision for endowment complaints stands at £50 million. This is based on an assessment of recent experience and estimates of expected future complaints. Net operating expenses within the technical account include a charge of £57 million in 2003, comprising £38 million of compensation and administration costs paid during the year and an increase to provisions of £19 million in respect of endowment complaints. In addition, an actuarial reserve of £14 million was held in the long-term business provision at 31 December 2003 as a further prudential margin.

The majority of endowment complaints relate to With Profits Fund policies. Of the £57 million charge made for 2003, £10 million relates to pre-demutualisation unit linked policies, in which the shareholder has a 60% interest, resulting in a shareholder charge of £6 million in 2003. This charge is more than offset by a release in the Pensions Review provision of £20 million. The net £14 million credit is included within operating exceptional items in both the achieved profit and MSS results.

Management of financial risks

The Group has an established process for identifying and managing risks. During 2003 the process has been enhanced for reporting and managing financial risk through the development of a new economic capital model for the Life and Pensions business. Results from the new model have been used in refining our asset strategy, setting of bonus rates and in the preparation of the RBS. This model will continue to be developed in 2004 to enable more informed decisions to be made in managing risks and capital allocation across the business and will underpin the capital planning of the Group. The model will also provide information to the FSA to assist in assessing our Individual Capital Guidance, as proposed in CP195 and CP204, which are expected to be formally introduced in 2005.

Market and credit risks

These are reviewed regularly by the Investment Committee and senior management with particular attention paid to overall investment strategy and asset and liability management, including the monitoring of counterparty credit risk, equity and property value volatility, interest rate risk and investment performance. Where appropriate, counterparty risk is covered by collateral. Derivative instruments are used to facilitate efficient portfolio management and to reduce investment and interest rate risk, including those arising from guaranteed annuity options and maturity guarantees. All derivative transactions are covered by cash or corresponding assets and liabilities. Derivative positions are regularly monitored.

Asset and liability management for all insurance subsidiaries is subject to regular monitoring for sensitivity to equity, property and interest rate movements. There is appropriate active management of the capital positions and statutory solvency of the main life and pensions company. This includes separate consideration of the long-term fund and the With Profit Fund RBS.

A number of actions have been taken following regular reviews of the With Profit Fund RBS, for example introducing charges for guarantees as allowed in the Principles of Financial Management established at the time of demutualisation. The proceeds of these charges contribute to an explicit asset pool to meet the cost of guarantees and we invest this pool to reduce the volatility of the realistic surplus.

Our exposure to reinsurers and their financial soundness is monitored regularly.

Insurance risk

Insurance risk is managed by the close monitoring of demographic experience as part of the control cycle, which supports areas such as product pricing and underwriting. The management of insurance risk is supported by the use of the economic capital model, which aims to assess the capital exposure associated with the level of insurance risk taken by the Group. Product pricing is based on assumptions that reflect past experience and anticipated trends, for example those relating to expenses, mortality and persistency. Underwriting exposures are also limited through careful selection of, and appropriate charging for, risk and the use of reinsurance.

Liquidity risk

The overall liquidity position of the Group is forecast as part of a comprehensive business planning process, with the Group's cashflow then subject to regular monitoring, reporting and review. Liquidity risk is further managed and controlled by well-established procedures around the day-to-day management of cash, covering processes such as the payment of suppliers and policyholders and receipt of premiums.

Planning and reporting

The overall financial position of the Group's businesses is monitored through regular reports to the Group Board from the Group Finance Director. This includes reviewing the Group's profitability, embedded value, cashflow and balance sheet position, including capital adequacy. There is a comprehensive business planning and monitoring process for measuring progress against budget. The Appointed Actuary reports on specific actuarial matters relating to the long-term insurance business, including reports on statutory valuations, bonus recommendations, realistic balance sheet and financial condition.

Conclusion

We are pleased with our 2003 results, which represent a year of adding shareholder value. Looking to the future, our resilient balance sheet provides an excellent foundation for continuing profitable growth.



Philip Moore
Group Finance Director

"We recognise that the long-term interests of our stakeholders are best served by acting in a socially responsible manner, by good corporate citizenship, and by continuous improvement in all that we do."

Solid progress was made during 2003 in Friends Provident's Corporate Responsibility (CR) programme and, in March this year, we were listed as one of The Sunday Times Top 100 'Companies That Count'.

Here, we summarise our approach and some highlights from the programme. A full report, including objectives for 2004, can be viewed on our website: www.friendsprovident.com/cr. The full CR Report and this summary have been written with reference to the Sustainability Reporting Guidelines published by the Global Reporting Initiative. The CR and Annual Reports together provide a comprehensive review of our economic, social and environmental performance.

Vision and strategy

Our Statement of Business Principles sets out our vision for corporate responsibility.

"We aspire to be one of the most successful and progressive UK financial services groups. Our success depends on the trust and confidence placed in us by our customers, shareholders, business partners, staff, the communities around us and society at large. We will win and deserve that trust and confidence by maintaining and living up to the distinct values and reputation that have underpinned our business since our foundation in 1832. We recognise that the long-term interests of our stakeholders are best served by acting in a socially responsible manner, by good corporate citizenship, and by continuous improvement in all that we do".

Underpinning these principles is a framework of CR-related policies. Two new policies have been added this year: first, to formalise Friends Provident's approach to the increasingly important issue of Human Rights and, secondly, to develop a Green Travel Policy in line with a specific commitment in our Environmental Policy. This policy draws together various travel-related initiatives across the Group and will guide future actions by means of local travel plans.

Friends Provident's vision of its corporate responsibilities is based on CR being part of good corporate governance in its broadest sense. Our CR programme has been integrated into routine business planning and decision-making, ensuring that it is balanced with other key business drivers. We educate our people to think differently so that their everyday decisions have regard to social and environmental issues as well as, for example, cost and quality. Therefore, our people can pursue opportunities to improve our social and environmental performance at little or no extra cost.

Our vision is also based on the relative materiality of our indirect impacts, focusing our efforts where they can most make a difference.

Our areas of influence

Friends Provident is one of the leading financial services groups in the UK and in the FTSE 100 Index of leading UK companies. It has two core businesses, Life and Pensions, which markets a broadly-based range of life and pensions products, and Asset Management, managing funds exceeding £63 billion at the end of 2003 and which markets a wide range of investment products to personal and institutional customers. These core businesses are both in the top 10 of their respective sectors in the UK.

The life assurance industry is important from both an economic and social perspective, contributing to the generation of wealth and the social wellbeing of society. It allows consumers, for example, to transfer risk, buy protection and save for retirement. The industry pays out £166 million every day in pensions and life assurance claims. Friends Provident was founded in 1832 with the aim of alleviating the hardship of families facing misfortune. Today, as we pay out millions of pounds every working day, improving the quality of life of our customers and their families remains our aim and our core social responsibility.

Buying long-term financial products can be a complicated process and we are pleased to have been re-accredited under the Raising Standards Quality Mark scheme, which aims to foster consumer confidence through improved disclosure and encourage more people to make adequate provision for their long-term financial needs. We also support **pfeg** (Personal Finance Education Group) to improve the financial literacy of future generations of customers.

In addition to assuming social responsibility towards our customers, Friends Provident has other direct and indirect impacts on society. Our direct impacts are:

- Environmental management:
  - Emissions
  - Energy efficiency
  - Waste
  - Resource use (principally paper)
- Labour practices
- Community investment

Our indirect impacts occur through:

- Responsible investment and engagement
- Supply chain management

Friends Provident's most significant environmental impact is the indirect influence it can exert through responsible investing in its various forms. The Group is a pioneer of responsible investing. In 1984 we launched the UK's first ethical Unit Trust, the Stewardship Unit Trust. Our Stewardship range of products, now partly operated through our Asset Management business, is still the market leader with 33% of the £4 billion screened fund market in the UK.

In 2000, the Group launched *reo*®, a state-of-the-art management system for engaging with companies on a range of social and environmental issues. We believe that companies that change the way they behave to address these issues also enhance their long-term shareholder value.

Finally, from 1 January 2003, Friends Provident has fully disclosed the way it votes the shareholdings held in other companies at those companies' meetings – worldwide. We publish monthly reports which list the way we have voted and include a brief explanation of every vote not supporting the recommendations of the Boards of those companies. We feel that making this information public reflects our desire to be open and accountable to our customers, policyholders and investors alike, whose money we are investing, and will raise industry standards on this issue.

Governance structure and management systems

Friends Provident has a well-developed and integrated CR management system, which includes the following features:

- Main Board responsibility
- A Group-wide Steering Committee chaired by a main Board director which meets quarterly
- A CR manager
- Defined roles and responsibilities across the Group
- Performance indicators for all main impact areas
- An objective and target-setting mechanism built into the Company's strategic and business planning process
- An internal education and communications programme
- An internal verification process

CR risks and opportunities are routinely identified through the Group's risk management process. This process requires quarterly reports from each business unit specifically covering CR-related risks and opportunities, which embraces social, ethical and environmental issues. With regard to the ABI Disclosure Guidelines on Socially Responsible Investment, key CR-related risks that have been assessed include recruitment and retention of key employees, reputational issues, responsible investing, community relations, human rights, mis-selling issues and bribery and corruption. We will benefit, as a consequence, from the strengthening of our reputation and the growth of the responsible investment market for both screened funds and engagement services.

To establish our principles, policy framework and performance indicators, we liaised with various groups of people who have a 'stake' in our business and have developed a matrix that maps issues against different stakeholder groups. We continue to talk with our stakeholders and take opportunities to link into existing research programmes to ensure this matrix remains up-to-date.

Environmental performance indicators

Compared with some industries, the direct impact on the environment from an office-based life and pensions or asset management company is low. However, we can exert a significant material impact indirectly through responsible investing. Customers who invest in our Stewardship range of products can be confident their money will only be invested in companies that have been screened by an independent Committee of Reference to ensure the selected investments have positive community and environmental benefits for the world and its people and minimise their negative impacts.

Through *reo*® we engage with companies on a range of social, environmental and ethical issues. *reo*® is applied to Friends Provident's entire equity portfolio, including its staff pension fund. Each year, our twelve-strong team of specialists selects a specific number of topical issues on which to engage and target companies most exposed to the risks associated with those issues. Quarterly reports covering those issues and companies, as well as case studies illustrating the engagement process, are published by our Asset Management business and can be viewed on www.isisam.com.

Despite their relatively low significance, we still have a structured programme of environmental housekeeping to manage our direct impacts. Based on DEFRA (Department for Environment, Food and Rural Affairs) guidelines, emissions from gas and electricity at our main office sites amounted to 1,149 tonnes CO_2 in 2003 (2002: 5,650 tonnes). Emissions from company cars amounted to 3,499 tonnes CO_2 (2002: 3,794 tonnes).

We used 53 million sheets of plain paper (2002: 54 million sheets). At main office sites we used 36.6 litres/employee/day of water (2002: 34.8 litres/employee/day) and produced

"Friends Provident's most significant environmental impact is the indirect influence we can exert through responsible investing in its various forms."

855 tonnes of waste (2002: 910 tonnes) of which 28.9% was recycled (2002: 32.4%).

As a result of feedback from shareholders on our 2002 CR Report, we initiated a partnership with Future Forests and Greener Solutions to encourage people to recycle their 'old' mobile phones. The phones are used for parts or sold at low cost into the developing world. This generates an income, part of which flows to Future Forests to support their CarbonNeutral forestry programme – see www.futureforests.com/recyclephone.

Our Supplier Statement outlines our progressive programme for addressing social and environmental issues in our supply chain. This year we developed risk profiles for different supplier groups and tightened our procurement procedures.

Social performance indicators

Workplace

Motivated employees are a key factor in the long-term success of any business and creating the right culture is crucial to recruiting and retaining the best people. In 2003 Friends Provident was again rated as one of the UK's Best Workplaces. We were also successfully reassessed against the Investor In People national standard for training and development. While ensuring that the needs of our customers come first, we try to help our people achieve their optimum worklife balance through homeworking, job sharing and flexible working.

We are an equal opportunities employer. Our aim is that our workforce should mirror the gender and ethnic demographics of the areas in which we operate without any form of positive discrimination. We promote equal opportunities more generally through our support for Business in the Community's 'Opportunity Now', the Equal Pay Commission and the Employers Forum on Disability.

We undertake regular employee surveys and overall satisfaction remains high at 76% (2002: 76%). We monitor employee sickness and turnover and we publicly report on our performance through our website. We have a strong track record on health and safety with Silver and Bronze awards from the Royal Society for the Prevention of Accidents. We maintain a close working relationship with the recognised trade union, Amicus, with whom we liaise on employee-related business issues and encourage our people to get involved.

Community

We have refreshed and redrafted our Community Investment Policy. Our main charitable giving is channelled through the Friends Provident Charitable Foundation, a charity with wide grant-making powers. We also facilitate and promote payroll giving as a simple and cost-effective way in which employees can donate to their favourite charity. To support them, we match the first £10 per month each employee contributes. In 2003 we re-launched our payroll giving scheme and increased the number of employees participating to 9.5% (2002: 6%). As well as being able to support the charities of their choice, employees are also given the option of using payroll giving to sponsor a child in a third world country through a unique link-up with the aid agency, World Vision.

Education is a key focus area for our community support programme. We partner Barnardo's in an initiative called Future Citizens, promoting citizenship to 11-14 year-old students across the country. In its first full year 283 schools signed up to use the interactive CD-Rom and dedicated website created by Barnardo's, while around £80,000 has been raised by participating schools towards Barnardo's childcare work. Through our Volunteer Reading Scheme, our staff are given time out of work to visit primary schools to help young children develop their literacy and social skills.

Connected with our sponsorship of Southampton Football Club, the Friends Provident Fair Play Awards are now in their fifth year and we have teamed up with Southampton FC and Southampton City Council to tackle the challenge of keeping racism out of football through the 'Racism Just Ain't Saintly' initiative. We have also established a community trust jointly with Southampton FC to develop a football academy for primary school children.

For the Board

Brian Sweetland
Director and Company Secretary

Note: CR performance data relates to FPLP unless stated otherwise. ISIS reports separately their CR performance.

Report of the Directors

The directors present their report to shareholders for the financial year from 1 January 2003 until 31 December 2003. This report, the directors' reports on corporate governance and remuneration that follow and the financial statements will be laid before the Annual General Meeting.

Annual General Meeting

A separate document, the Notice of Annual General Meeting 2004, convening the Annual General Meeting ('AGM') of the Company to be held at Novotel London Euston, 100–110 Euston Road, London, NW1 on Thursday 20 May 2004 at 11.00 a.m., has been sent to all shareholders and contains an explanation of the business before that meeting.

Principal activities

Friends Provident plc is the holding company of the Friends Provident Group of companies and is a constituent of the FTSE 100 Index. The Group has two core businesses, life and pensions and asset management, whose principal activities are the provision of retail financial services, chiefly long-term insurance business and asset management. The life and pensions business operates primarily in the UK and in selected international markets, the latter serviced through a subsidiary life assurance company in the Isle of Man and a branch operation in Guernsey. The asset management business is undertaken through ISIS Asset Management plc, a 67% owned, publicly listed Group subsidiary company. Particulars of the main subsidiary and associated undertakings are given on page 87.

Statement of going concern

After making enquiries, the directors are satisfied that the Company and the Group have adequate resources to continue to operate as a going concern for the foreseeable future and have prepared the financial statements on that basis.

Results and business review

The Board seeks, through the Report & Accounts, to present a balanced and understandable assessment of the Group's position and prospects. The Group's results for the financial year are shown in the consolidated profit and loss account on pages 48 and 49. A review of the financial year and future developments are covered in the Chairman's Statement, the Group Chief Executive's Review and the other business and financial reviews that precede this report.

Dividend

The directors are recommending a final dividend for 2003 of 4.9 pence per share, payable on 28 May 2004 to all holders of ordinary shares on the register of shareholders at the close of business on 16 April 2004. The dividend for the year, including the interim dividend of 2.5 pence per share paid on 28 November 2003, amounts to 7.4 pence per share. The total cost of dividends for 2003 will amount to £127 million. The intention is for interim dividends to be paid in November and final dividends to be paid in May each year. The interim dividend will represent approximately one third of the anticipated total dividend.

Perpetual Capital Securities

The Company has raised £300m via a guaranteed perpetual hybrid Tier 1 debt issue. The transaction, the first of its kind in the UK insurance sector, attracted applications for four times the amount raised. The security pays a coupon of 6.875% and was targeted at institutional investors in the sterling market and is callable on 21 November 2019 at par.

The issue was listed on the London Stock Exchange on 25 November 2003 and is guaranteed on a subordinated basis by Friends Provident Life and Pensions Limited, the Group's principal subsidiary.

Purchase of own shares

The Company is, until the date of the next AGM, generally and unconditionally authorised to buy back up to 10% of its issued share capital at 3 March 2003 (172,192,168 shares). No such purchase has been made.

Treasury Shares

As at 1 March 2004, the Company held no treasury shares.

Directors' interests

Details of directors' interests in shares under option as at 31 December 2003 are shown in the table on page 40. The interests of directors in the shares of the Company and its subsidiaries are shown in note 37 on page 85.

Directors

Details of Board members at the date of this report are set out on pages 18 and 19. All directors must be elected at the AGM following their appointment and thereafter must seek re-election at least every three years. Sufficient biographical details to enable members to take an informed decision about continuing directors are contained on pages 18 and 19. The directors retiring by rotation at the AGM are Lady Judge, Lord MacGregor, David Newbigging (who is aged 70), Keith Satchell and Brian Sweetland and, being eligible, offer themselves for re-election. Philip Moore and Ray King, appointed as directors on 1 September 2003 and 6 January 2004 respectively, will retire at the AGM and, being eligible, will offer themselves for election. Roger Morton will retire at the close of the AGM.

Other than their employment and service contracts, and related party transactions referred to in Note 38 on page 85, there were no contracts in existence during or at the end of the financial year in which a director of the Company was interested.

Substantial shareholdings

At 1 March 2004 and in accordance with the provisions of section 211 of the Companies Act 1985, the Company had received notification from Banco Comerçial Português, S.A. of its holding in the Company's issued share capital amounting to 3.1%.

Employees and equal opportunities

The Company aims to provide equal opportunities for all, without discrimination on the grounds of race, religion, marital status, age, sex, sexual orientation or disability in all our dealings with staff. We recruit and promote those best suited for the job. The Company respects the dignity of individuals and their beliefs. The Company does not tolerate any sexual, racial, physical or mental harassment of staff in the work place.

The Group has amongst its employees a number who are disabled. It gives full and fair consideration to applications for employment from disabled persons. In the event of employees becoming disabled every effort is made to maintain them in employment with appropriate retraining being arranged if necessary. It is the Group's policy that disabled persons should as far as possible be given the same opportunities for training, career development and promotion as other employees.

Employee involvement and communications

The Group is committed to its policy of encouraging employee involvement at all levels. The primary methods by which the two core businesses implement this policy are:

- management briefings/presentations and discussion through the management structure;
- the issue of a full range of employee communications via the Company's Intranet or other internal publication of relevant information, which inform staff of current issues/developments and progress;
- a Staff Forum in the life and pensions core business that encourages staff views and questions on a variety of subjects to be discussed with management;
- an established and regular staff opinion survey that encourages staff anonymously to present their views, thereby generating workplace and business improvements; and
- the establishment of effective working relationships with staff representative bodies.

The primary aim of all these activities is to ensure staff know the objectives and activities of the Company and the Group so that they can contribute fully to their continued success.

Additionally, staff are involved in each core business's, and through that the Group's, performance by way of participation in Inland Revenue approved all-employee share schemes specific to each core business: ShareSave Schemes (savings-related share option schemes) and Share Incentive Plans (formerly called All-Employee Share Ownership Plans).

Impact of International Financial Reporting Standards

The Group has an established International Financial Reporting Standards ('IFRS') project team responsible for investigating the impact of applying IFRS and managing the Group's transition to IFRS reporting in 2005 and thereafter. This team has a project plan in place that will enable the transition to IFRS in 2005. More details are contained in the Financial Review (page 23).

Creditor payment policy

It is the Company's and the Group's policy to adhere to the payment terms agreed with individual suppliers and to pay in accordance with their contractual and other legal obligations. The Company has no trade creditors.

Charitable and political donations

Donations to charitable organisations paid by the Group amounted to £324,337 (2002: £301,927), of which ISIS Asset Management plc donated £58,000 (2002: £41,000). The Company donated £250,000 (2002: £250,000) to the Friends Provident Charitable Foundation and a further £5,460 for the Foundation to give to staff-chosen charities to match donations made by staff under the Give As You Earn Scheme from 1 November 2003. No political donations were made (2002: Nil).

Friends Provident Charitable Foundation

The Foundation is a registered charity created with the intention that it should be the vehicle through which the Friends Provident Group would contribute to charitable purposes after the demutualisation of Friends' Provident Life Office in 2001. The Company undertook to donate to the Foundation £250,000 annually for three years from 9 July 2001, which it has done. Additionally, the Foundation will benefit by up to £20 million in July 2004, when the Company donates shares up to that value from shares that have not been claimed by former members of FPLO since July 2001. In this way, the Foundation will be endowed and its future grant-making intentions facilitated.

Auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 23 January 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors.

The Board is to recommend that the shareholders approve the appointment of KPMG Audit Plc as the Company's auditors in place of PricewaterhouseCoopers LLP. KPMG Audit Plc has indicated its willingness to be appointed and, on the recommendation of the Audit and Compliance Committee following a review by that Committee, a resolution to appoint KPMG Audit Plc as auditors to the Company will be proposed at the Annual General Meeting.

For the Board
B.W. Sweetland
Director and Company Secretary
2 March 2004

Corporate Governance Report

The Board

Role: The Board provides leadership of the Group and, either directly or through the operation of committees of directors constituted with appropriate written terms of reference and delegated authority, brings an independent judgement on all issues of strategy, performance, resources (including key appointments) and standards of conduct. The Board sets the Group's strategic aims, which it then implements through its approval and regular monitoring of a business plan and budget prepared by the executive directors. This plan relates to the Group's two core businesses: life and pensions and asset management. Each core business is organised through a group of subsidiary companies, each group having a principal operating company: Friends Provident Life and Pensions Limited ('FPLP') for the life and pensions business and ISIS Asset Management plc ('ISIS') for the asset management business. ISIS is 67% owned by the parent company and is itself listed on the London Stock Exchange. The business plan specifies key developments towards the strategic objectives that are to be achieved by management within an agreed budget. At its monthly meetings, supplied with information which is both timely and appropriate, the Board deals with those matters specifically reserved for its decision, and takes all material decisions affecting the Group. These include acquisitions, sales, capital expenditure and financing, and the oversight and review of the operation and achievement of the Group's activities. The Boards of ISIS and FPLP (and other FSA-regulated subsidiaries) also meet separately and regularly to monitor and direct the operations of those businesses.

Membership: The current membership of the Board and the significant commitments of the directors are stated on pages 18 and 19, which record the names of the Chairman, the Group Chief Executive and the Deputy Chairman, who is also the Senior Independent Director. The names of the chairman and members of the Audit and Compliance, Nomination and Remuneration Committees are stated opposite. Martin Jackson retired on 30 September 2003 and was succeeded as Group Finance Director by Philip Moore on 1 September. Ray King was appointed as an independent, non-executive director with effect from 6 January 2004.

During 2003 the Board met on 13 occasions, including an off-site strategy meeting. Alison Carnwath, who joined the Board in December 2002, had a number of pre-existing commitments that pre-dated her appointment to the Board and prevented her attending 3 meetings in 2003. Otherwise, all directors attended all meetings.

Balance: The Board considers all six non-executive directors (which expression excludes the Chairman) to be independent in character and judgement and is not aware of any relationships or circumstances which are likely to affect, or could appear to affect, the judgement of any of them. The Board makes this assertion having considered and taken full account of the fact that Lady Judge was first elected to the Board of Friends' Provident Life Office in May 1994 and the Board of the Company in June 2001. The Board is entirely satisfied that Lady Judge is independent in character and judgement, that there are no relationships or circumstances that are likely to affect, or could appear to affect, her judgement. Further, she has the broad experience, credibility and commitment required to be an effective independent director and makes important contributions to governance and strategic issues that would be difficult to replace. It is these qualities that made her the successful appointee as Deputy Chairman of the new Financial Reporting Council.

The non-executive directors' experience covers a broad spectrum and, coupled with the focus and experience of the Chairman and the executive directors, the Board is able to lead and give direction to the Group without any imbalance that may allow any individual or group of individuals to dominate its decision taking. Any director having a concern in this or any other regard may raise it with the Chairman or the Senior Independent Director. All directors also have access to the advice and services of the Company Secretary who ensures that Board process and leading corporate governance practice are followed. There is also an established procedure whereby individual directors, who consider it necessary in furtherance of their duties, may take independent, professional advice at the Company's expense.

Performance and continual professional development: The Board's formal annual evaluation of its own performance and that of its committees and individual directors was effected in November 2003 by each director completing a self-assessment questionnaire prepared internally. The Board will keep this process under review to ensure that analyses of the outcome of this evaluation will give the Board generally and the Chairman and the Nomination Committee in particular the information they need to continue to fulfil the intentions underlying the requirements of the Combined Code during 2004. Directors also individually attend external seminars and briefings to keep up-to-date with regulations and best practice affecting the Group's core businesses; and have agreed in future to report on these to the Chairman and the Secretary.

Committees of the Board

Membership: All committees of the Board that are subject to the requirements of the Combined Code are chaired by and have a majority of, or exclusively comprise, independent directors. The independent directors are those whose names are marked with an asterisk below.

The current composition of all committees of directors, the first named being the chairman, is:

Audit and Compliance

Christopher Jemmett*, Alison Carnwath*, Ray King*, Lord MacGregor*, Roger Morton*;

Nomination

Lord MacGregor*, Lady Judge*, David Newbigging;

Remuneration

Lady Judge*, Alison Carnwath*, Christopher Jemmett*;

Investment

David Newbigging, Graham Aslet, Howard Carter, Christopher Jemmett*, Lady Judge*, Philip Moore, Keith Satchell, Brian Sweetland.

Nomination Committee: The Committee makes recommendations to the Board on all new Board appointments. There is a formal and transparent procedure to ensure that appointments are appropriate to the needs of the Group and the balance of the Board. For new directors, an established induction process is in place to ensure that, following their appointment, they are given a firm grounding in the management, business and regulation of the Group and the way in which it operates within the life and pensions and asset management sectors to provide them with a thorough appreciation of the Group's business, its corporate values and the standard of conduct expected of directors.

The current membership of the Committee is stated above. Lady Judge replaced Keith Satchell as a member on 18 December 2003 so that, for the entirety of 2004, the Company could be in compliance with the new Combined

Code. The terms of reference of the Committee, which explain its purpose, delegated authority and duties have been published on the Company's website and can be obtained on written request to the Company Secretary.

By fulfilling its duties, the Committee will meet all the requirements of the new Combined Code in so far as they relate to the work of nomination committees.

During the year, using external search consultants, the Committee conducted a search for an independent director.

A successful conclusion was reached in late 2003 and, with the approval of the Financial Services Authority ('FSA'), Ray King joined the Board in January 2004. That appointment completed the balance being sought around the board table of skills, knowledge and experience. The search process involved members of the Committee interviewing a number of candidates and reporting thereon to the Board.

During the year, the Committee met formally on two occasions – none of the many interviews above was regarded as a formal meeting of the Committee – and, through its agenda, effectively dealt with the duties delegated to it by its terms of reference referred to above. Every member attended each meeting of the Committee.

During the summer of 2003, the Committee revised the standard letter of appointment for use as a non-executive director's contract for services to ensure that it would meet the requirements of the new Combined Code.

The terms and conditions of appointment of non-executive directors can be inspected during normal business hours at the Company's registered office by contacting the Company Secretary.

Audit and Compliance Committee: The current members of the Committee, all of whom are independent non-executive directors, are recorded on page 31. Alison Carnwath and Ray King, both chartered accountants, became members of the Committee on 1 May 2003 and 6 January 2004, respectively. The Board is satisfied that at least one member of the Committee has recent and relevant financial experience, a position that should continue throughout 2004. The Committee provides the principal medium through which the Board receives independent assurance on the Group's financial reporting process, internal controls and adherence to policies and procedures. It is through this medium that the Board seeks assurance on Social, Ethical and Environmental ('SEE') matters. Committee meetings are normally attended by the external auditors, the Group CEO, who is also responsible for internal audit in the life and pensions business, the ISIS chief executive and/or finance director, the Group finance director, the heads of finance, actuarial services and compliance and internal audit and the director responsible for compliance, risk management, governance, health and safety and corporate social responsibility. During 2003 the Committee met formally 5 times and, with the exception of Alison Carnwath, who could not attend one meeting for the reason stated on page 31, all members were present at every meeting they were eligible to attend.

The work of the Committee is best explained by reference to its terms of reference, which explain its role and responsibilities, effectively detail the work of the Committee, are published on the Company's website and can also be obtained on written request to the Secretary. By fulfilling its role and responsibilities, the Committee will meet all the requirements of the new Combined Code in so far as they relate to the work of audit committees. During 2003, the Committee developed its own self-assessment questionnaire, the consideration of which enabled the Committee to conclude that it had fulfilled the duties and responsibilities detailed in its terms of reference in 2003.

Reporting to shareholders

The Company places considerable importance on communications with shareholders and responds to them on a wide range of issues. It has an ongoing programme of dialogue and meetings with major institutional shareholders, where a wide range of relevant issues including strategy, performance, management and governance are discussed. Further, the Chairman writes annually to the twenty largest shareholders, emphasising his availability should they wish to meet with him.

During the year, the Chairman and the non-executive directors met with the Company's joint brokers, Cazenove and Merrill Lynch, following executive presentations to major shareholders. This helps the non-executive directors to maintain an up-to-date understanding of the views of major shareholders about their company. Further, the Chairman and the Senior Independent Director are available to meet major shareholders.

At its Annual General Meeting, the Company complies with the provisions of the new Combined Code relating to the disclosure of proxy votes, the separation of resolutions and the attendance of directors, particularly committee chairmen. The timing of the despatch of the formal notice of the Annual General Meeting also complies with the new Combined Code.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that financial year. In preparing those financial statements, the directors are required to:

- select the most appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed with any material departures being disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors confirm that they have complied with these requirements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In addition to being included with the Annual Report, the financial statements are published on the Company's website. The directors are responsible for the maintenance and integrity of the website and compliance with legislation in the UK concerning the preparation and dissemination of financial statements which may differ from legislation in other jurisdictions.

Statement of compliance with provisions of the Combined Code

The Directors consider that, except for the reason stated in paragraph 34 of the Directors' Report on Remuneration (page 42), the Company has throughout the year ended 31 December 2003 and up to the date hereof applied the principles and complied with the provisions of the Combined Code that apply to the Company's financial year. Further, in respect of the period since 1 January 2004, when the above exception does not apply, the Company has applied the principles and met the requirements of the new Combined Code published by The Financial Reporting Council in July 2003.

Internal controls: compliance position

The Board of the Company is ultimately responsible for the Group's systems of internal control and for reviewing their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve business objectives as no business can be successful without taking some risk. They can thus provide reasonable and not absolute assurance against material mis-statement or loss.

In accordance with guidance published in September 1999 by the Institute of Chartered Accountants in England and Wales – 'Internal Control: Guidance for Directors on the Combined Code' (the 'Turnbull Guidance') – the Board confirms that there has been in place for the year under review, and up to the date of approval of the annual report and accounts, an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board to ensure it complies with the Turnbull Guidance and the ABI Disclosure Guidelines on Socially Responsible Investment, which focus on SEE risks.

The framework for the management of risk has been revised and the new framework took effect on 1 October 2003, the previous structure having operated effectively until that time. The Risk and Controls Liaison Committee met for the last time, as part of the previous framework, on 16 September 2003. Formal committees, chaired by the Group Risk Officer, have been established to oversee risk management. The Board retains its responsibility for the system of internal control. The Group Risk Committee, which comprises the executive directors of the Company, recommends to the Board the Group's overall risk management framework and its policies for managing risk. The FPLP Risk Committee, made up of the executive and non-executive directors of FPLP (excluding the Group CEO), implements the Group policies within the life and pensions core business and the FPLP Operational Risk Committee has the management of operational risk as its focus. Similarly, within ISIS, the ISIS Risk Committee implements the Group policies within the asset management business and the ISIS Operational Risk Committee focuses on operational risk. The FPLP Operational Risk Committee also considers issues that span the interface between the Group's two core businesses and includes members from ISIS for this purpose. This new framework for the management of risk will continue to develop during 2004.

The appropriate risk committee will bring to the attention of the Executive Committee of the Company, which comprise executive directors of the Company, the Management Committee of ISIS, which comprise executive directors of ISIS, the Audit and Compliance Committees of both the Company and ISIS or other parties, as necessary or appropriate, details of known, material control weaknesses or significant risks and agreed actions to eliminate those weaknesses or mitigate the risks.

The Board has reviewed the effectiveness of the Group's systems of internal controls during the year. This review covered all controls, including financial, operational, compliance and risk management. This is primarily achieved by the Company's Audit and Compliance Committee periodically receiving and reviewing reports from the compliance and internal audit functions within both core businesses. On an annual basis, the Company's Audit and Compliance Committee meets specifically to review annual assessments from the compliance, internal audit and risk management functions before recommending to the Board the adoption of the Internal Controls statement.

Key elements of the Group's systems of internal controls are as follows:

Control environment

The Group is committed to the highest standards of business conduct and seeks to maintain these standards across all of its operations. The Group has in place appropriate procedures for the reporting and resolution of activities that do not meet the required standards of business conduct.

The Group has an appropriate organisational structure for planning, executing, controlling and monitoring business operations in order to achieve Group objectives. The structure is designed to provide clear responsibilities and control for key areas of the Group's business. Operational responsibility rests with the Group CEO and is devolved through an executive structure with clearly delegated and appropriate levels of authority. Members of Group management are, therefore, accountable for the operation of the systems of internal controls within the Group's two core businesses.

As statements covering the system of internal controls within ISIS and its subsidiaries can be found in ISIS's annual report and accounts, the remainder of this statement focuses on the system of internal controls within the Group's core life and pensions business.

Risk identification

Members of executive management are responsible for identifying and evaluating the key risks facing their areas of the business. These risks are assessed at least quarterly and may be associated with a variety of internal or external factors including regulatory requirements, control breakdowns, disruption in information systems, competition and natural catastrophe. The Group Risk Officer reports to the Board quarterly on the results of the review of key risks carried out by executive management. Internal audit reports to the Audit and Compliance Committee half yearly on the effectiveness of the controls that exist to manage the key risks.

The significant economic, business, legal and SEE risks facing the business have been evaluated and managed by this process. Examples of these could include failure to manage capital adequacy, failure to adhere to regulations of the FSA, mis-selling, loss of key staff, failure to treat customers fairly, failure to maintain adequate controls against money laundering, the inappropriate handling of customer complaints, loss of support among Independent Financial Advisers, poor investment markets and a range of significant risks that could occur due to the business's failure to manage its direct and indirect environmental impacts.

The Board has reviewed and updated the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

Information and communication

Members of executive management participate in an annual strategic review that considers overall business direction and its financial implications. Individual business units prepare annual budgets and business plans that provide a basis against which actual results can be benchmarked. Assets, liabilities, investments and other relevant criteria are also monitored. Progress against plans is actively monitored and supported by regular forecasts, which, together with actual results, are consolidated and presented to the Board for discussion on a regular basis.

Through these mechanisms, the business's performance is continually monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

Risk management policy

The mission of the Group's risk management policy is "To manage responsibly and proactively the significant business, including SEE risks that have the potential to impact the Group's current business operations, while defining and accepting an appropriate level of risk that will allow the Group's two core businesses to flourish".

The Company aims to manage risk in a manner that will provide sustainable value by focusing on those matters that may impact or thwart the achievement of the Group's business objectives.

The Company believes that effective risk management should be part of the Group's behavioural culture, a state of mind whereby all employees consider their day-to-day work processes and identify new or existing activities that will increase the likelihood of achieving the many long-term business objectives at an acceptable level of risk. The process of strategic and business planning is subject to the same principles as day-to-day processes and adopts the concept of risk management as part of its overall approach.

Control procedures

The business has implemented accounting policies, financial reporting processes and internal control procedures designed to safeguard policyholders' investments and the Group's assets. Measures taken include physical controls, segregation of duties and reviews by management. A process of self-assessment and hierarchical reporting has been established within the business and provides for a documented and auditable trail of responsibility and accountability.

Monitoring and corrective action

Group Risk monitors and reports the outcome of the self-assessment process to successive layers of management and ultimately to the Board.

The controls identified as part of the self-assessment process are reviewed by the internal audit function for accuracy, completeness and effectiveness. Planned corrective actions are independently monitored for timely completion and reviewed by the Audit and Compliance Committee.

Independence of auditors

The Board has in place rigorous systems for ensuring the independence, integrity, competence and professionalism of the Group's auditors and has satisfied itself that during the year no aspect of their work was impaired on these grounds. In maintaining a clear perception of independence and balancing that with the best interests of the Company, the Board has also considered the policy for awarding audit-related and/or non-audit work to the Group's auditors.

The Company does not impose an automatic ban on any Group company's auditor undertaking non-audit work. The Group's aim is always to have any non-audit work carried out in a manner that affords full value for money. The contractor must not be in a position of conflict in respect of the work in question and must have the skill, competence and integrity to carry out the work in the best interests of the Company and the Group. In particular, however, auditors of the Company are not permitted to:

- perform work that involves the valuation of an asset or liability incorporated into any of the Company's financial statements;
- act as secondees to positions of influence with the Group;
- design and implement systems that have financial implications;
- provide internal audit services where an opinion has to be given on management's assessment of accounting controls and financial systems;
- provide litigation support services;
- provide corporate finance services; and
- advise on senior executives' remuneration.

Auditors of the Company are permitted to perform audit-related and non-audit work in areas where, in the opinion of the Audit and Compliance Committee, it is appropriate for them to do so and there are no actual or perceived independence issues. In particular, the Audit and Compliance Committee will give careful consideration before appointing the auditors to perform work in the areas of outsourcing and partnering, advice on tax structuring and acquisition due diligence.

The Chairman of the Audit and Compliance Committee is authorised to approve the use of auditors for audit-related and non-audit work provided that the cost does not exceed £50,000 and the aggregate value of audit-related and non-audit work awarded to auditors does not exceed the audit fee for the financial year in question. In other circumstances, the approval of the Audit and Compliance Committee is required.

The Audit and Compliance Committee reviews annually the performance, independence, competence and cost of auditors. If the Committee considers it appropriate, the provision of audit services may be formally market-tested through a tender process involving those audit firms judged competent to meet the needs of the Group. The frequency of this market-testing will depend on the needs of the Group and prevailing leading practice. Such an exercise was carried out during 2003/4 and a recommendation to appoint KPMG Audit Plc as the Company's auditors was accepted by the Board in January 2004 (see page 30 above).

Future developments

The Board believes that the controls in place during 2003 have been appropriate to the needs of the Group. Nevertheless, it is committed to the highest standards of governance and business conduct and will ensure that those controls continue to develop in line with the requirements of the FSA and leading practice. Any necessary changes will be made so as to continue to ensure that the Group's customers are treated fairly and to continue to protect the interests of the Company's shareholders.

For the Board
B.W. Sweetland
Director and Company Secretary
2 March 2004

Remuneration Report of the Board

A. The Remuneration Committee (the 'Committee')

1. The purpose of the Committee is to:

- Recommend to the Board the framework and broad policy in respect of senior executive remuneration;

- Ensure that the levels of remuneration for the Company's executive directors and the Group's senior executives are sufficient to attract, retain and motivate directors of the quality required to run the Company successfully, judging where to position the Company's remuneration relative to other companies but nevertheless avoiding paying more than is necessary for such purpose, and structure a significant proportion of executive directors' remuneration so as to link rewards to corporate and individual performance;

- Set the remuneration for all executive directors and the Chairman, including pension rights and any compensation payments; and

- With the Group CEO and the Secretary and in consultation with the Chairman of the Board, advise the Board, for determination by the Board as a whole, on the appropriate level of remuneration for non-executive directors.

2. Throughout 2003 and up to the date hereof, Lady Judge chaired the Committee and its other members were Alison Carnwath and Christopher Jemmett. As reported last year, David Newbigging stepped down on 19 December 2002, simultaneously with the appointment of Alison Carnwath. Mr Newbigging was a member of the Committee that considered executive remuneration for 2003 in November 2002. All members of the Committee during 2003, and currently, are independent directors. The Committee has detailed written terms of reference that it and the Board review annually. These may be viewed on the company's website, www.friendsprovident.com, or can be obtained by writing to the Secretary at Pixham End, Dorking, RH4 1QA. The Committee met 10 times in 2003 and, save for Alison Carnwath, who did not attend 4 meetings for the reasons stated in the Corporate Governance report on page 31, and Christopher Jemmett, who had to apologise for absence from one meeting called at short notice, all members attended every meeting.

3. To assist the Committee in its deliberations, it was provided with general research data compiled by HayGroup, Tillinghast-Towers Perrin, Watson Wyatt and Mercer Human Resource Consulting ('Mercers').

   PricewaterhouseCoopers LLP ('PwC') was appointed by the Remuneration Committee to provide independent advice in 2003 in relation to the application of the rules and the operation of the Company's share schemes. PwC did not advise on remuneration. PwC also provided audit services to the Company and specialist technical, actuarial and tax advice for miscellaneous projects.

   According to the nature of the work, the Audit and Compliance Committee or the Committee approves all work undertaken by these specialist consultants. The Board is satisfied that its advisers in respect of remuneration matters are independent.

B. Statement of the Company's policy on directors' remuneration

4. The Board's remuneration policy is that individual rewards and incentives should be aligned with the performance of the Company and with the interests of the shareholders, and that the total remuneration of executive directors should be set at a level to ensure that these key employees are rewarded appropriately relative to competitors in order to attract, retain and motivate executives who are expected to meet challenging performance criteria. Within that policy, the Committee ensures that the Company's executive directors and other senior executives are fairly rewarded for their individual contribution to overall performance, determining on behalf of the Board, and with the aid of independently compiled remuneration research, the specific remuneration packages for each of the executive directors. In designing schemes of performance-related remuneration and in preparing this report the Board and the Committee have complied with the provisions of the Companies Act 1985, the Combined Code issued by The Financial Reporting Council in July 2003 ('the Combined Code') and the Listing Rules of the UK Listing Authority.

5. The remuneration of the executive directors of ISIS Asset Management plc ('ISIS'), a separately listed, 67% owned subsidiary company, is fully disclosed in the directors' remuneration report of the board of ISIS. Howard Carter is the Chief Executive of, and is remunerated entirely by, ISIS; he is also a director of the Company. Accordingly, this report includes only those disclosures required of the Company in respect of Mr. Carter, as full disclosures have already been made by ISIS in its report and accounts for the calendar year 2003, which can be viewed and/or downloaded from the ISIS website: www.isisam.com. Consequently, this report deals with those executive directors of the Company whose remuneration packages are determined by the Committee and any reference in this report to executive director(s) does not include Mr. Carter, unless such reference specifically includes him. It is the Company's policy to allow the board of ISIS and its remuneration committee, which comprises only independent non-executive directors of ISIS, to determine the remuneration policy for the executive directors of ISIS.

   Mr. Carter has a rolling contract with ISIS dated 1 October 2000 that requires twelve months' notice of termination on either side. Mr. Carter was appointed as a director of the Company on and from 5 June 2001 by a letter of appointment dated 30 May 2001, such appointment being terminable by the Board at any time on 3 months' notice. Mr. Carter was elected as a director of the Company on 25 April 2002 and must again submit to re-election in 2005.

C. The remuneration package of the executive directors includes the following elements:

6. **Salary.** The salaries of executive directors are determined by reference to external market research that reflects the salary variations that exist between their respective roles and also exist within comparator companies both inside and, as appropriate, beyond the financial services sectors of FTSE 100 and FTSE 250 companies. Salary levels have regard to the median level of base salaries of the life assurance sector, recognising Friends Provident's position in the UK life and pensions sector marketplace, with individual salaries being then placed at a level that reflects the personal contribution and experience of each executive director.

7. **Performance-related annual bonus.** The Committee has reduced the maximum entitlement of executive directors under the annual bonus scheme ('ABS') for 2003 and beyond from 100% to 80% of annual base salary. The Committee determines individual ABS awards for performance against challenging corporate and individual performance targets. On target performance will in future deliver 40% of salary instead of 25% previously. These

changes were made following advice from Mercers that benchmarked individual elements, and the total, of the remuneration of the executive directors against the life assurance sector. The Committee believes that reducing the maximum entitlement in this way should not prevent it from fulfiling its purpose in the best interests of the Company. Any intention by the Committee to exercise the discretion given it by the Board to award more than 80% of salary as annual bonus will be subject to prior consultation with major shareholders, with awards proposed at more than 100% of salary as annual bonus requiring shareholder approval.

8. Awards under the ABS, which are always at the discretion of the Committee, reflect (a) individual achievement against challenging and, so far as possible, measurable Key Performance Indicators ('KPIs') and (b) the performance of the business against a results measure set annually by the Board to focus on the changing requirements and objectives of the business. The results measure set for 2003 and 2004 is by reference to those parts of the achieved operating profit ('AOP') result that are within executives' control or significant influence. This measure reflects the interests of shareholders. The AOP performance of the business within a pre-determined AOP range will determine the quantum of that element of the award. The amount of the ABS maximum entitlement attributable to AOP varies between 60% and 80% amongst the individual executive directors. Performance against individual KPIs will account for the balance of ABS. Individual KPIs cover such areas as market share, service levels, risk management, efficient use of capital, and the earnings per share of the listed asset management subsidiary, ISIS.

   It is the policy of the Committee not to award transaction bonuses.

9. **All-employee share schemes.** Executive directors may participate in two Inland Revenue approved share schemes, the ShareSave Scheme (a savings-related share option scheme) (saving up to £250 per month over 3 or 5 years) and the Partnership Share element of the Share Incentive Plan (the 'SIP', formerly the All-Employee Share Ownership Plan) (buying shares for up to £1,500 per annum invested through the SIP) on the same basis as other eligible UK employees.

10. **Share incentive schemes.** Executive directors may participate each year in the Executive Share Option Scheme ('ESOS') and the Executive Long Term Incentive Plan ('LTIP') on the basis of grants of options of up to one times annual remuneration in aggregate. ESOS grants have an exercise price equal to market value at the date of the grant, while LTIP grants have an exercise price of a nominal amount (10 pence per share). Awards under the ESOS or the LTIP are normally made in March each year, awards having been made on 14 March 2002 and 17 March 2003. Additionally, an award was made to Mr. Moore on 6 August 2003. Therefore, for all staff, including directors, granted options in 2002 and/or 2003 and who continue in service, no grant can yet have become exercisable. The ESOS and the LTIP have been designed to ensure that a significant element of executives' remuneration is directly related to increases in shareholder value, with options becoming exercisable only if performance criteria requiring sustained improvement over not less than three years have been met. If the performance condition under the ESOS has not been met by the end of the third year, the period under which performance is measured may be extended at the discretion of the Committee, but only until the end of the fourth and fifth years and from a fixed base. The Committee does not intend to allow re-testing for any awards under the LTIP, including those awarded in 2002 and all participants have agreed to this variation of the terms of their 2002 awards.

11. Grants under the ESOS will, subject to annual confirmation by the Committee, use a performance condition based on total shareholder return ('TSR') over an initial three-year performance period when ranked against that of other companies who formed the FTSE 100 at the date of each grant. In respect of grants made in March 2002, for below median TSR performance no options will vest; for TSR performance between the 50th and 1st places the options will vest on a straight-line basis between 51% for 50th place and 100% for 1st place. In respect of grants made subsequent to March 2002, for below median TSR performance no options will vest; for TSR performance between the 50th and 20th places the options will vest on a straight line basis between 35% for 50th place and 100% for 20th place and above. The TSR measure reflects the movement in the value of shares plus any dividends declared during the relevant period. It is, therefore, chosen as the performance measure for the ESOS as it is directly related to movements in shareholder value. To calculate relative TSR performance, the TSR index, as provided by Datastream International Limited or a similar source, is averaged for each comparator company over twenty trading days at the beginning and the end of the performance period.

12. Following a benchmarking review undertaken for the Committee by Mercers, the Committee is during the next twelve months to review the Company's long-term share incentive schemes in the light of the original purpose of those schemes, which have been in place for some three years, and the potential impact on the Company from next year of International Financial Reporting Standards. Should change be appropriate, the Committee will consult with its major shareholders and recommend the Board to propose that shareholders be invited at the 2005 AGM to approve changes to the long-term share incentive schemes.

13. Grants under the LTIP in 2002 and 2003 were based on the Group's pre-tax return on embedded value ('ROEV'), a key driver of shareholder value. The performance measure will be the average by which, over each of the three years of each performance period, the Group's pre-tax ROEV exceeds the risk discount rate used for that year for calculating the embedded value of the Group's core life and pensions business. The amount of the excess return determines the level of vesting. No options will vest unless average ROEV over each performance period exceeds a predetermined hurdle rate. The hurdle rate for options granted in 2002 and 2003 has been set at 2.5% per annum above the relevant risk discount rate: 7.5% for 2002 and 7% for 2003. Of the options granted, 40% would vest if the ROEV exceeds the risk discount rate by 2.5% per annum, with straight-line increases in vesting until all options vest should ROEV at the end of the performance period exceed the risk discount rate by 4% per annum. ROEV is the chosen measure because it is designed to enable the LTIP to reward sustained improvement in the Group's underlying financial performance. The Committee will set the hurdle rate for options granted in future at percentage rates that are appropriate for that purpose. To calculate the Average Excess Return on Embedded Value, the excess ROEV calculated for the Annual Report and Accounts is averaged

for three financial years, starting with the financial year in which the grant was made. The excess return is the ROEV in any year less the risk discount rate used to calculate embedded value for the previous financial year.

14. Advice was originally taken from PwC in 2002 about the expected value of the awards and the level of the challenge inherent in the targeted performance. The expected value of the awards was estimated to be 25% of the share price at grant in respect of the ESOS and 55% in respect of the LTIP. To make the awards broadly equivalent in value under the two schemes, a ratio of two ESOS shares to one LTIP grant was applied. By combining awards under the ESOS and the LTIP and by using appropriate performance criteria, the Committee sought to ensure that the schemes' usage is part of a balanced and well thought out remuneration policy. As mentioned at paragraph 12 above, the stance in relation to the awards under the long-term schemes is being reviewed.

The quantum of the award can be influenced by the desired positioning relative to the market in terms of overall package value, the desired mix between the elements of remuneration within a given package value, the limitations of best practice on grant levels for executive directors, the strength of the performance conditions applied in the schemes, and dilution limits to protect shareholder value. The dilution limits, which apply to all-employee (ShareSave and SIP) and discretionary (ESOS and LTIP) schemes and which have been applied to grants made to date, meet best practice guidelines: a ten year dilution limit for all schemes of 10% and, for discretionary schemes, 5%. The plans allow for the use of newly issued shares or shares purchased in the market. The Board has reviewed the approach to providing shares and has concluded that for the time being new shares will be issued. Authority is being sought at the May 2004 AGM for Treasury Shares also to be used for this purpose.

15. The discretionary grants of ESOS and LTIP options represented 0.47% of share capital in 2002 and 1.33% in 2003.

16. ESOS grants are not restricted to executive directors but were in 2002 and 2003 made to some 760 and some 800 staff respectively. The total numbers (with 2002 details in brackets) to whom options were granted and the percentage of salary those options represented were as follows:

Number of staff receiving ESOS options in 2003 (2002)	Percentage of salary
21 (17)	100%
49 (58)	75%
231 (215)	50%
441 (409)	25%
53 (65)	15%

17. **Benefits.** In common with many financial services organisations, the Company provides a range of benefits to all its staff, some benefits being dependent upon seniority. The benefits disclosed for executive directors comprise the taxable value of a company car, private medical care and, for two directors, subsidised mortgage interest. All benefits are on the same basis as for other managers and staff.

18. **Remuneration and performance:** The elements of directors' contracts that are performance-related are annual and long-term bonuses and share options. Base salary is determined by reference to market conditions and performance, and other major benefits are directly related to base salary level. Making some reasonable assumptions about the results of the ESOS and the LTIP, the directly performance-related elements of the remuneration packages of the executive directors would, for on-target performance, represent around 50% of base salary. To illustrate this, the following chart shows the proportions of salary, benefits, the annual performance-related bonus earned during 2003 and the estimated value of long term incentives granted during 2003.


Salary
Benefits
Annual Performance
LT Performance
G.K. Aslet
A.R.G. Gunn
P.W. Moore
K. Satchell
B.W. Sweetland
0%
20%
40%
60%
80%
100%

19. **Termination:** Apart from Martin Jackson, who ceased to be a director on 30 September 2003 (see paragraph 34), the executive directors are subject to the same redundancy provisions as all staff within Friends Provident's life and pensions business. These provide a lump sum that depends on service, salary level and, to some extent, age, up to a maximum of two years' salary (achieved minimum service of 28 years and generally more) and, for those over 50, an immediate pension calculated on service to the date of termination but without actuarial reduction. Departing directors are required to mitigate loss.

D. Performance Graph

20. The graph below demonstrates the performance of the Company based on TSR compared with the FTSE 100 TSR index. The graph shows performance for the Company's first three reporting periods since listing on the London Stock Exchange on 9 July 2001. The FSTE 100 index has been chosen for comparison because it contains similar sized companies in a variety of sectors including a number of companies in the financial sector.

Total return indices – Friends Provident and FTSE 100


100
90
80
70
60
50
9 Jul 01
31 Dec 01
30 Jun 02
31 Dec 02
30 Jun 03
31 Dec 03
Friends Provident TSR
FTSE 100 TSR

During the period from 9 July 2001 to 31 December 2003, Friends Provident's TSR has always been close to that of the FTSE UK Life Assurance sector and has outperformed it by 3.8% over the whole period.

E. Service Contracts

21. In line with the Group policy, all executive directors have service contracts that expire at the normal retirement age for all staff: age 60. With the exception of P.W. Moore (see note 2 below), the Company has the right to give 12 months' notice of termination at any time and any director may give 6 months' notice.

Details of individual service contracts are given in the table below. All executive directors are subject to re-election at least every three years. Graham Aslet was last re-elected in 2002 and Ben Gunn at the 2003 AGM. Except for salary, the only differences relate to pension provision set out in paragraphs 27 to 31 below.

Name of executive director	Date of service contract	Next due for (re-)election	Number of months' notice	
			Company	Director
G.K. Aslet	25 April 2001	(Note 1)	12	6
A.R.G. Gunn	25 April 2001	2006	12	6
P.W. Moore	1 July 2003	2004	16 (Note 2)	6
K. Satchell	25 April 2001	2004	12	6
B.W. Sweetland	25 April 2001	2004	12	6

Note 1: G.K. Aslet will retire at the end of 2004 (a date that may be postponed to no later than 31 March 2005) following twelve months' written notice given by the Company in December 2003.

Note 2: P.W. Moore joined the Company on 1 July 2003. His contract entitles him to 24 months' notice reducing month by month to 12 months after 12 months' service. Accordingly, he is currently entitled to 16 months' notice (18 months as at 31 December 2003), reducing by one month for each month's service to 12 months on or after 1 July 2004.

Note 3: For details of Howard Carter, refer to paragraph 5 above (page 35).

F. Directors seeking (re-)election

22. The names of those directors proposed for election or re-election are contained in the Directors' Report on page 29.

G. Amount of each director's emoluments and compensation in the relevant financial year

23. The remuneration of each director in 2003 (with 2002 comparison) comprised:

	Salary and fees £000	Benefits £000 (a)	Annual Bonus (2003 accrued) £000 (b)	Annual element total 2003 £000	Annual element total 2002 £000	Long-Term Bonus (2003 accrued) £000 (c)	Rep-orted Long-Term Bonus (2002) £000 (d)	Total Rep-orted 2003 £000	Total Rep-orted 2002 £000
Executive									
G.K. Aslet	168	18	73	259	212	45	102	**304**	314
H. Carter	272	75	450	797	515			**797**	515
A.R.G. Gunn	262	19	123	404	296	62	99	**466**	395
D.M. Jackson (see paragraph 34)	203	11	81	295	297	56	117	**351**	414
K. Satchell	440	24	208	672	502	105	230	**777**	732
B.W. Sweetland	235	21	105	361	293	62	121	**423**	414
P.W. Moore	147		112	259				**259**	
Non-Executive									
A. Carnwath	85			85	1			**85**	1
C.M. Jemmett	87			87	81			**87**	81
Lady Judge	67			67	66			**67**	66
R. King (app't 06.01.2004)									
Lord MacGregor	47			47	44			**47**	44
R.F.H. Morton	58			58	56			**58**	56
D.K. Newbigging	215			215	198			**215**	198
J.N.B. Whitney (ret'd 25.04.2002)					14				14
Former directors' loss of office				36	316			**36**	316

24. Explanatory notes:

24.1 The amounts above, by reference to the column headings, include:

(a) Benefits: All elements in the table represent cash compensation apart from the figures shown in the Benefits column (see paragraph 17 above). The other non-cash benefits are in respect of pension provision (see paragraph 27 below).

(b) Annual Bonus (2003 accrued): These are payments under the ABS (see paragraph 7 above). The Board regards each year's pre-determined targeted range of achieved operating profit ('AOP') as price sensitive information. Bonus becomes payable when the minimum of the AOP range is achieved, with the amount payable increasing linearly to reflect individual and corporate performance. The actual AOP for 2003 meant that 36% of the AOP range was achieved, with ABS payments reflecting the exercise of the Committee's discretion to reflect strong corporate performance in a demanding year and individual performance against challenging KPIs. For convenience, the deferred bonus (see paragraph 37 below) and the annual bonus payable to Howard Carter by ISIS are disclosed here in this table.

(c) Long Term Bonus (2003 accrued): These are payments under the 2001–2003 Long Term Executive Incentive Scheme ('LTEIS'). The payment is calculated as 30% of salary as at 1 January 2001 and became payable when the Committee determined from the 2003 results that the underlying financial performance of the business justified the payment being made. All LTEIS arrangements have terminated and no further payments are due under this LTEIS or any other such scheme.

(d) Reported Long Term Bonus (2002): Full details of these payments were disclosed in last year's financial statements.

24.2 Pension Contribution: An amount of £64,729 was paid into a Funded Unapproved Retirement Benefits Scheme in respect of Mr. Carter recognising that the pension benefits described in paragraph 27 are subject to the statutory cap. This amount is included in the Benefits Column above.

24.3 For completeness, the figures given for P.W. Moore include salary and bonus payable to him in respect of his employment with the Company from 1 July 2003 although he did not become a director until 1 September 2003.

24.4 Former directors: Figures in respect of 2003 relate to Martin Jackson, for the period after he ceased to be a director on 30 September 2003 and, for 2002, to Tom Pyne. Awards made as compensation for former directors are explained in section H below, 'Compensation for past directors' (page 42).

24.5 Alison Carnwath has, since October 2000, been an independent, non-executive director of ISIS Equity Partners plc ('ISISEP'), a private equity business and a wholly owned subsidiary of ISIS. Since July 2002, as the chairman of ISISEP's Investment Committee, she has been entitled to receive from ISISEP an annual fee of £40,000 (to be increased to £45,000 from 1 January 2004 and thereafter reviewed annually) and a share of the investment returns, in excess of 8% pa net of costs ('the carry arrangements'), paid to the participants in a private equity 10-year limited partnership that commenced in 2002. Mrs. Carnwath will receive 2% of the amount paid to ISISEP under the carry arrangements. No payment is expected to be made before 2010. The Company will disclose any sums paid in its financial statements.

24.6 Christopher Jemmett's fees include £32,000 (2002: £28,000) as a non-executive director of ISIS and chairman of its Audit and Compliance Committee, the appointment to that board being by virtue of the Company's nomination.

24.7 Non-executive directors' remuneration includes an amount of £67,000 (2002: £66,000) which is subject to VAT (not included in the table opposite) and payable to BT Consulting in relation to the services of Lady Judge as a director.

24.8 Roger Morton's fees include £14,725 (2002: £14,267) received from ISIS for his role as chairman of the Stewardship Committee of Reference.

24.9 David Newbigging's fees include £47,250 (2002: £45,000) as the non-executive deputy chairman of Benchmark Group PLC and chairman of its remuneration committee, the appointment to that board being by virtue of the Company's nomination.

24.10 The executive directors who serve as a non-executive director elsewhere (namely Messrs Gunn, Satchell and Sweetland) do not retain any of the earnings from such service, their entitlements being paid to the Company.

25. **Share options:** Details of directors' interests in options over ordinary shares of 10p each in the capital of the Company are given in the table on page 40. The market price of these shares at 31 December 2003 was 132p. The highest and lowest share price during 2003 was 142p and 64.25p respectively. The market value of the shares at the time of the ESOS and LTIP grants in March 2003 was 71p and in August 2003 was 136p. The mid-market price of shares at close of business on 1 March 2004 was 145p per share. None of the terms and conditions of the options listed below varied during the year. The price paid by each executive director for the options under the ShareSave is identified in the notes to the table. There was one net gain (gross proceeds: £456,033.57; deductions of £347,286.55) of £108,747.02 under 338,028 shares granted to Mr. D.M. Jackson in respect of the unapproved part of the Executive Share Option Scheme after deduction of PAYE income tax, Employee's and Employer's National Insurance Contributions, the purchase price and all transaction costs.

Notes to paragraph 25 and the table:

25.1 ShareSave Scheme ('SAYE') 2002: Options held at an exercise price of 107.76p by saving £250 per month for either three years (8,815) or five years (15,358).

25.2 ShareSave Scheme ('SAYE') 2003: Options held at an exercise price of 108.54p by saving £250 per month for three years (8,499).

25.3 The performance conditions for 2002 and 2003 grants under the ESOS, which used a performance condition based on TSR over an initial three-year performance period when ranked against that of other companies who formed the FTSE 100 at the start of each performance period, are detailed in paragraph 11 above. All but 15,384 (£30,000 @ £1.95) under 2002 grants and, for Mr. Moore only, 22,058 (£30,000 @ £1.36) under 2003 grants of the shares under option are in the unapproved scheme for tax purposes and each director has undertaken to meet any employers' National Insurance liability that arises from his exercising options under these schemes.

25.4 The 2002 and 2003 awards under the LTIP were based on the Group's ROEV, a key driver of shareholder value. For details of the LTIP and ROEV, refer to paragraph 13. Each director has undertaken to meet any employers' National Insurance liability that arises from his exercising LTIP awards under this scheme.

25.5 Partnership Shares in respect of the 2002 SIP scheme, which ran from September 2002 to August 2003 were purchased on 5 October 2003 at the Market Value of 139.80p and are held in the Share Incentive Plan ('SIP') trust. The difference between the options held at 1 January and the options exercised at 5 October reflects the difference in share price at the two dates.

From October 2003, SIP partnership shares are purchased monthly and there is no option granted in relation to these shares.

25.6 There have been no additional share options granted since 31 December 2003.

	Options at 01.01.03	Granted during year	Exercised during year	Lapsed during year	Options at 31.12.03	Exercise price (pence)	Earliest exercise date	Latest exercise date
G.K. Aslet								
ShareSave 2002 (25.1)	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 2002 (25.3)	82,051				82,051	195.00	14.03.05	14.03.12
ESOS 2003 (25.3)		236,619			236,619	71.00	17.03.06	17.03.13
LTIP 2002 (25.4)	41,025				41,025	10.00	14.03.05	14.03.12
LTIP 2003 (25.4)		118,309			118,309	10.00	17.03.06	17.03.13
SIP 2002 (25.5)	1,059		(1,073)					
Total	**139,493**	**354,928**	**(1,073)**		**493,362**			
A.R.G. Gunn								
ShareSave 2002 (25.1)	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 2002 (25.3)	116,667				116,667	195.00	14.03.05	14.03.12
ESOS 2003 (25.3)		368,311			368,311	71.00	17.03.06	17.03.13
LTIP 2002 (25.4)	58,333				58,333	10.00	14.03.05	14.03.12
LTIP 2003 (25.4)		184,155			184,155	10.00	17.03.06	17.03.13
SIP 2002 (25.5)	1,059		(1,073)					
Total	**191,417**	**552,466**	**(1,073)**		**742,824**			
D.M. Jackson								
ShareSave 2002 (25.1)	8,815		(3,051)	(5,764)		107.76		
ESOS 2002 (25.3)	116,667			(116,667)		195.00		
ESOS 2003 (25.3)		338,028	(338,028)			71.00		
LTIP 2002 (25.4)	58,333			(58,333)		10.00		
LTIP 2003 (25.4)		169,014		(169,014)		10.00		
SIP 2002 (25.5)	1,059		(1,073)					
Total	**184,874**	**507,042**	**(342,152)**	**(349,778)**				
K. Satchell								
ShareSave 2002 (25.1)	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 2002 (25.3)	200,000				200,000	195.00	14.03.05	14.03.12
ESOS 2003 (25.3)		619,719			619,719	71.00	17.03.06	17.03.13
LTIP 2002 (25.4)	100,000				100,000	10.00	14.03.05	14.03.12
LTIP 2003 (25.4)		309,859			309,859	10.00	17.03.06	17.03.13
SIP 2002 (25.5)	1,059		(1,073)					
Total	**316,417**	**929,578**	**(1,073)**		**1,244,936**			
B.W. Sweetland								
ShareSave 2002 (25.1)	8,815				8,815	107.76	01.10.05	01.04.06
ESOS 2002 (25.3)	112,821				112,821	195.00	14.03.05	14.03.12
ESOS 2003 (25.3)		330,988			330,988	71.00	17.03.06	17.03.13
LTIP 2002 (25.4)	56,410				56,410	10.00	14.03.05	14.03.12
LTIP 2003 (25.4)		165,494			165,494	10.00	17.03.06	17.03.13
SIP 2002 (25.5)	1,059		(1,073)					
Total	**179,105**	**496,482**	**(1,073)**		**674,528**			
P.W. Moore								
ShareSave 2003 (25.2)		8,499			8,499	108.54	01.10.06	01.04.07
ESOS 2003 (25.3)		211,398			211,398	136.00	06.08.06	06.08.13
LTIP 2003 (25.4)		105,699			105,699	10.00	06.08.06	06.08.13
Total		**325,596**			**325,596**			

26. **Directors' Shareholdings:** Directors' personal shareholdings that are not related to their remuneration are disclosed in the Notes to the Accounts, thereby complying with the Companies Act 1985.

The executive directors are expected to build up their shareholding in the Company over time. To support this, it is proposed that net annual bonus in excess of 40% of salary be granted in restricted stock and that future awards under the LTIP are made with the expectation that the recipient is required to retain shares up to the value at exercise of 75% of the net proceeds.

27. **Pensions:** All executive directors are members of the Friends Provident Pension Scheme ('FPPS'), a UK defined benefit pension plan that changed from a non-contributory to a contributory scheme on 1 January 2004. No element of executive directors' remuneration other than basic salary is pensionable. The FPPS also provides a spouse's pension equal to two-thirds of the member's pension upon death after retirement. On death in service, the FPPS provides a spouse's pension equal to two thirds of the member's prospective pension plus a lump sum death in service benefit. For convenience, the required disclosures in relation to Howard Carter's pension provision from ISIS are also included in the table below. The information required to be disclosed is set out in the following table:

Name of Director	Transfer value of accrued benefits at 1 Jan 2003 £000 (a)	Increase in accrued benefits during year before inflation £000 (b)	Increase in accrued benefits during year after inflation £000 (c)	Transfer value of accrued benefits during year after inflation £000 (d)	Increase in transfer value during year £000 (e)	Accumulated total accrued benefits at 31 Dec 2003 £000 (f)	Transfer value of total accrued benefits at 31 Dec 2003 £000 (g)
G.K. Aslet	1,237	8	5	80	192	99	1,429
H. Carter	112	2	2	18	30	12	142
A.R.G. Gunn	950	19	17	222	301	97	1,251
D.M. Jackson	1,436	42	39	565	693	149	2,129
P.W. Moore	0	1	1	7	7	1	7
K. Satchell	2,238	34	29	365	550	228	2,788
B.W. Sweetland	2,119	16	12	213	419	148	2,537

28. The accumulated total accrued benefits (f) shown are those that would be payable annually from normal retirement date based on service to the end of the year. The transfer values disclosed in (a) and (g) above represent the value of the directors' accrued benefits at the beginning and end of the financial year assuming that the directors leave active service on the respective calculation date. The calculation bases used to calculate the figures at each calculation date were the cash equivalent transfer value bases then in use by the administrators of the FPPS or, as appropriate, the ISIS Asset Management Pension Fund. The 'Increase in transfer value during the year' column (e) above shows the difference between columns (a) and (g). The factors which influence this difference are the further accrual of benefits which will increase the transfer value over the year, a change in the transfer value basis of the scheme which may result in either an increase or a decrease in a director's transfer value over the year and changes in market conditions at the respective calculation dates which may also result in either an increase or a decrease in a director's transfer value over the year (through the application of the transfer value basis). These factors may affect the transfer values of different directors in different ways and therefore the movement in transfer value during the year can vary significantly for different directors.

29. The accrued benefits for three directors above include the appropriate proportion of additional service of 1 year 4 months for Graham Aslet, 4 years 9 months for Keith Satchell and 9 years 1 month for Brian Sweetland, which has been accruing uniformly from 1 July 1991 to their normal retirement dates. If Mr. Satchell were to retire between the ages of 55 and 60, he is entitled to receive a pension based on actual and accrued service of between 35 and 40 years, as appropriate, without actuarial reduction. The benefits for Ben Gunn include additional service of 10 years 6 months granted to him on joining London and Manchester Group plc in 1996 and also include additional service of 8 years 9 months that were purchased with a transfer value he brought from a previous employer's scheme. The transfer values shown in the table have been calculated in accordance with Actuarial Guidance Notes GN11 (6 April 1997) issued by the Faculty and Institute of Actuaries. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the appropriate fund.

30. The Inland Revenue earnings cap ('IR Cap') on approved pension benefits affects Mr. Carter (see paragraph 24.2), Mr. Gunn and Mr. Moore:

Mr. Gunn has an unfunded unapproved pension arrangement under which, on his retirement from the service of the Company at age 60, he will receive pension benefits that, when added to any pension benefits he receives from the FPPS on that date, equate to the pension benefits he would have received if he were a member of the FPPS and not subject to the IR Cap. The figures in the table above include the value of the arrangement.

Mr. Moore receives a monthly amount in addition to his basic salary of the difference between a variable percentage of his monthly basic salary and one twelfth of the IR Cap to give him the opportunity to make further pension provision. The percentage, 20% since his appointment on 1 July 2003, is reviewed in each calendar year.

31. No excess retirement benefits have been paid to directors or past directors.

32. **Other senior executives:** There are a number of senior executives whose roles have a significant influence over the ability of the Group's life and pensions core business to meet its strategic aims. They include the executive

directors of Friends Provident Life and Pensions Limited ('FPLP') and other staff of equivalent seniority. The Committee has regard to the remuneration of this group whose total remuneration including salary, bonus and benefits excluding pension and share scheme participation are summarised below. These numbers can be compared directly with the figures shown in the column headed 'Annual element total 2003' in paragraph 23 above.

Total Remuneration 2003 £000	Number in band (2002 in brackets)
100 –125	2 (2)
126 – 150	1 (5)
151 – 175	6 (6)
176 – 200	4 (–)
201– 225	1 (–)

33. **Non-executive directors:** Details of individual non-executive directors' contracts for services are given in the table below. These directors are not part of any pension, bonus or other incentive schemes of the Company or the Group. All directors are subject to re-election at least every three years. None of the non-executive directors has a service contract and none is entitled to compensation on leaving the Board save that, if requested to resign, the chairman and each non-executive director is entitled to prior notice or fees in lieu as in the table below.

	Date of latest letter of appointment (and date first elected)	Next due for (re-)election	Required notice from Company (in months)
D.K. Newbigging	30 May 2001 (25 May 1994 – FPLO)	20 May 2004	6
Lady Judge	30 May 2001 (25 May 1994 – FPLO)	20 May 2004	3
A. Carnwath	18 November 2002 (8 May 2003)	2006 AGM	3
C.M. Jemmett	30 May 2001 (30 April 1997 – FPLO)	2006 AGM	3
R. King	6 January 2004 (Pending: 20 May 2004)	2007 AGM	1
Lord MacGregor	30 May 2001 (26 May 1999 – FPLO)	20 May 2004	3
R.F.H. Morton	30 May 2001 (29 April 1998 – FPLO)	(Not applicable)	3

Apart from the chairman and deputy chairman, non-executive directors are paid a basic fee, currently £36,000 per annum, for their role on the Board and separately remunerated for services on the Board Committees. All fees are reviewed annually, normally from 1 July. The chairman and deputy chairman of the Board, who chair the Investment and Remuneration Committees respectively, receive an annual inclusive fee only, currently £180,000 and £67,000 respectively, the latter being exclusive of VAT. The Remuneration Committee sets the Chairman's annual remuneration. The Board as a whole determines fees for non-executive directors with advice from a committee comprising the members of the Remuneration Committee, the Group CEO and the Company Secretary. Membership of Board Committees is normally remunerated as follows:

	Membership fee (£)	Committee chairman's extra fee (£)
Audit and Compliance	7,000	3,000
Nomination	2,000	3,000
Remuneration	4,500	2,500
Investment	4,500	2,500

H. Compensation for past directors

34. Martin Jackson ceased to be a director of the Company on 30 September 2003. He was appointed a director of Friends' Provident Life Office ('FPLO') on 1 October 1999 and had special entitlements on ceasing to work for the Company on 30 September 2003. He was formerly employed by London and Manchester Group plc ('LMG') on a rolling two-year contract that FPLO agreed to honour as it was considered to be in the best interests of FPLO to ensure the smooth integration of its acquisition in 1998 of LMG. In June 1999, FPLO entered into a new contract with Mr. Jackson. Under it, FPLO continued to honour Mr. Jackson's entitlement to pension provision, redundancy and twenty four months' salary continuation under his former LMG contract, using, for the latter two calculations, Mr. Jackson's pensionable remuneration at 30 September 1999 (£143,000, compared with his final basic annual salary of £240,000 from 1 January 2003) and his service to 6 April 2002 and, for the pension calculation, so much of 19.883 added years of service as shall not have already accrued at the time of his leaving service and half the remaining service to normal retirement, all as granted by his former LMG contract. As a consequence, and notwithstanding provision B.1.7 of the pre-July 2003 Combined Code, the Company honoured the provisions originally contained in Mr. Jackson's LMG contract as above. Mr. Jackson received £35,750 in 2003 as disclosed in paragraph 23 as loss of office.

35. Tom Pyne ceased to be a director of the Company on 31 December 1999. His contractual entitlements under his service contract with LMG were disclosed in FPLO's financial statements for 1999 and have continued to be disclosed in the financial statements of FPLO and, since 2001, the Company for the year to which they relate. Mr. Pyne received £Nil in 2003 (2002: £315,826), as disclosed in paragraph 23 as loss of office.

I. Sums paid to third parties in respect of director's services

36. No sums were paid to third parties in respect of any director's services.

J. Additional disclosures in respect of Howard Carter

37. Mr. Carter is conditionally entitled to a deferred bonus in respect of the financial years 2003 and 2004 if he is still in the employment of ISIS and has not given notice to terminate his contract when payments are due to be made. Should he meet these conditions, he will receive £200,000 in April 2004 and April 2005.

38. Mr. Carter is eligible to participate on the same basis as other eligible UK employees of ISIS in two Inland Revenue approved all-employee share schemes operated by ISIS, a Share Incentive Plan and a ShareSave Scheme. The disclosures required in respect of the ShareSave Scheme are set out in the following table:

Options at 01.01.03	Granted during year	Exercised during year	Lapsed during year	Options at 31.12.03	Exercise price (pence)	Earliest exercise date
Nil	6,915	Nil	Nil	6,915	114.0	19.03.2008

39. Mr. Carter holds options over 525,423 ISIS shares under that company's executive share option schemes as follows:

Options held at 31 December 2003	Grant Date	Options (exercised) granted	Exercise price (p)
194,036	09.06.1998	–	203.8
48,437	16.07.1999	–	232.5
76,580	28.04.2000	–	214.0
44,500	01.03.2001	–	455.8
161,870	19.03.2003	–	139.0

None of the options granted prior to 2003, under a scheme dating back to 1995 and which have a 10-year life, can be exercised until both (a) a period of three years has elapsed since date of grant and (b) the performance goal of growth in earnings per ISIS share at a rate of 2% above the rate of inflation in respect of each year cumulatively has been met. Once both these criteria have been achieved, up to one third of the options can be exercised, up to two thirds after six years from date of grant and the total or any outstanding amount after eight years. No further awards will be made under the 1995 scheme.

The exercise of options granted in 2003 and subsequently, being options granted under a 2002 scheme, is dependent on ISIS achieving specified thresholds of earnings per share growth ('EPS growth') in excess of the Retail Prices Index growth ('RPI growth') over a 3-year performance period commencing on the first day of the ISIS accounting period in which each grant was made. An option will not become exerciseable until ISIS' EPS growth over the period exceeds RPI growth over the same period by 9%. Where the target 9% is achieved, 50% of the related options become exercisable. When the excess of EPS growth over RPI growth over the period is 24%, 100% of the related options become exercisable. The number of ordinary shares the subject of an option grant that will become exercisable will increase on a sliding scale if EPS growth exceeds RPI growth in the relevant performance period by between 9% and 24%.

The market price of ISIS shares at 31 December 2003 was 250p. The highest and lowest ISIS share price during 2003 was 260p and 114p respectively. The mid-market price of ISIS shares at close of business on 1 March 2004 was 244p per share.

K. Indemnity for directors and officers

The Company provides certain protections for directors and officers of companies within the group against personal financial exposure that they may incur in the course of their professional duties.

L. Auditable and Non-auditable elements of this report

This report contains information which is subject to audit as required by Schedule 7A to the Companies Act and the Financial Services Authority. Audited sections of this report include the following:

- amounts of directors' emoluments and compensation in the relevant year (Section G paragraphs 23 & 24 and Section J);
- details of share options and other long-term incentives (Section G paragraph 25);
- the numerical detail of individual directors' accrued pension benefits (Section G paragraphs 27 – 31);
- compensation for past directors (Section H paragraphs 34 & 35); and
- sums paid to third parties in respect of directors' services (Section I paragraph 36).

Sections not subject to audit include the following:

- details of the composition of the Remuneration Committee and its policies (Section A);
- the statement of the Company's policy on director's remuneration and the remuneration package of the executive directors (Sections B & C);
- the total Shareholder Return performance graph (Section D); and
- information relating to directors' service contracts (Section E).

For the Board
B.W. Sweetland
Director and Company Secretary
2 March 2004

Independent auditors' report to the members of Friends Provident plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes of Friends Provident plc, on pages 45 to 87 which have been prepared in accordance with the accounting policies set out on pages 45 to 47. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 32.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the Group chief executive's review, the business and financial reviews, the corporate responsibility statement, the corporate governance report, and the achieved profit supplementary information.

We review whether the corporate governance report on pages 31 to 34 reflects the company's compliance with the seven provisions of the Combined Code issued 19 June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985;
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
2 March 2004

Accounting Policies

Introduction

The financial statements of Friends Provident plc ('the Company') and the Friends Provident Group ('the Group') conform to applicable accounting standards and have been prepared under the historical cost convention, as modified by the revaluation of certain investments as set out in j(i) below.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985.

These financial statements conform with the Association of British Insurers' ('ABI') Statement of Recommended Practice on Accounting for Insurance Business ('SORP') issued in December 1998. In addition, we have adopted the revised ABI SORP issued in November 2003, other than in respect of the amounts brought forward at 1 January 2002 for the reinsurers' share of long-term business provision and deferred acquisition costs and the related 2002 profit and loss account amounts.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

All accounting policies have been reviewed for appropriateness in accordance with Financial Reporting Standard 18 (Accounting Policies).

a. Basis of consolidation

The Group's financial statements incorporate the results and balance sheets of the Company and its subsidiary undertakings. The results of subsidiary undertakings acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. On acquisition of a subsidiary undertaking, except where the nature of the acquisition is one of group reconstruction as defined in Financial Reporting Standard 6 (Acquisitions and Mergers), all of the assets and liabilities at the date of acquisition are recorded at their fair values reflecting their condition at that date.

b. Premiums

Premium income in respect of single premium business and pensions business not subject to contractual regular premiums is accounted for on a cash basis. For all other classes of business, premium income is accounted for in the year in which it falls due. Reinsurance premiums are accounted for when due for payment. Further details relating to the classification of new business premiums are included in note 1.

c. Investment return

Investment return includes dividends, interest, rents, gains and losses on the realisation of investments and unrealised gains and losses. Such income includes any withholding tax but excludes other taxes such as attributable tax credits. Income from fixed interest securities together with interest, rents and associated expenses are accounted for in the period in which they accrue. Dividends are included in the profit and loss account when the securities are listed as ex-dividend. Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Investment return relating to investments which are directly connected with the carrying on of long-term business is initially recorded in the long-term business technical account and, where applicable, a transfer is made to or from the non-technical account to ensure that the return remaining in the long-term business technical account attributable to shareholders reflects the longer-term investment return. Other than long-term business investment income and unrealised gains and losses are recorded in the non-technical account.

d. Claims and surrenders

All claims and surrenders due or notified are charged against revenue. Claims payable include claims handling costs. Reinsurance recoveries are accounted for in the same period as the related claim.

e. Bonuses

Bonuses charged to the long-term business technical account in a given period comprise reversionary bonuses declared in respect of that period, which are provided within the calculation of the long-term business provision, and terminal bonuses paid, which are included within claims paid.

f. Deferred acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the writing of insurance contracts. Deferred acquisition costs comprise the costs of acquiring new insurance contracts, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future revenue margins.

The rate of amortisation of deferred acquisition costs is proportional to the future margins emerging in respect of the related policies, over the full lifetime of the policies.

g. Pension costs

Pension schemes are in operation for employees of certain subsidiary undertakings. The principal schemes, to which the majority of employees belong, are of the funded defined benefit type with assets managed by ISIS Asset Management plc, a subsidiary undertaking. The schemes provide benefits based on final pensionable pay. The assets of the schemes are held in separate trustee administered funds. The pension costs relating to the principal schemes are assessed annually by an independent qualified actuary.

The pension liability recognised in the balance sheet is the obligation to the employer, being the value of the assets in the schemes less the present value of the schemes' liabilities. The resulting liability is stated net of a credit for deferred taxation.

The pension costs for the schemes are analysed into (i) current service cost, (ii) past service cost, (iii) settlements or curtailments and (iv) net expected return on pension asset. Current service cost is the actuarially calculated present value of the benefits earned by the active employees in each period. Past service costs, relating to employee service in prior periods arising in the current period as a result of the introduction of, or improvement to, retirement benefits, are recognised in the profit and loss account on a straight-line basis over the period in which the increase in benefits vest. Settlements or curtailments are recognised in the profit and loss account to the extent that they are not allowed for in the actuarial assumptions. Losses on settlements or curtailments are measured at the date on which the employer becomes demonstrably committed to the transaction. Gains on settlements or curtailments are measured at the date on which all parties whose consent is required are irrevocably committed. Net expected return on the pension asset comprises the expected return on the pension scheme assets less interest on scheme liabilities.

The actuarial gains and losses which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date are taken to the statement of total recognised gains and losses for the period. The attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

The costs of defined contribution schemes are charged to the profit and loss account in the period in which they are payable.

h. Taxation

Taxation in the non-technical account and long-term business technical account is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

Provision is made for deferred taxation liabilities, using the liability method, on all material timing differences, including revaluation gains and losses on investments recognised in the profit and loss account, as the investments are revalued. Deferred taxation is calculated at the rates at which it is expected that the tax will arise and discounted to take into account the likely timing of payments and pattern of expected realisation of investments. Deferred tax liabilities are discounted using the gilt yield rates appropriate to the estimated year in which the timing difference is expected to reverse. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses. In this case the attributable deferred taxation is shown separately in the statement of total recognised gains and losses.

Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Investment return allocated from or to the long-term business technical account to or from the non-technical account in order to reflect the longer-term rate of return, is stated gross of attributable tax. The transfer of the balance on the long-term business technical account to the non-technical account is grossed up by attributable tax, using the full rate of corporation tax applicable for the period.

i. Intangible assets

Goodwill arising on consolidation is capitalised in the balance sheet at cost and amortised through the profit and loss account over its expected useful economic life. The gain or loss on subsequent disposal of a subsidiary or associated undertaking will take account of any attributable unamortised goodwill. Any amortisation or impairment charge is recorded within 'Other charges, including value adjustments'. Prior to 1998, purchased goodwill of the Friends Provident Life Office Group ('the FPLO Group') was eliminated against reserves as a matter of accounting policy. Amounts previously written off to reserves have not been reinstated as an asset but will be charged to the profit and loss account on disposal of the business to which they relate.

Licences acquired are capitalised in the balance sheet at cost and amortised through the profit and loss account over their expected useful economic life. Charges for amortisation and any changes for impairment are recorded within 'Other technical charges'.

j. Valuation of investments

Investments are shown in the balance sheet as follows:

(i) Land and buildings are valued each year on an open market basis by qualified Chartered Surveyors. Properties are valued by an external valuer at least once every 5 years. Those properties occupied by the Group are valued on an existing use basis and with vacant possession.

In accordance with Statement of Standard Accounting Practice 19 (Investment Properties), no depreciation is provided in respect of freehold investment properties or amortisation in respect of leasehold properties with over 20 years to expire. This is a departure from the requirements of the Companies Act 1985, which requires all properties to be depreciated. However, these properties are held solely for investment purposes and the directors consider that systematic annual depreciation would be inappropriate. Depreciation or amortisation is only one of the factors reflected in the annual valuations of properties, and the amounts which might otherwise have been shown cannot reasonably be separately identified or quantified. The accounting policy adopted is therefore necessary for the financial statements to give a true and fair view.

(ii) Interests in associated undertakings and participating interests, which are held as part of the Group's investment portfolios within the long-term funds, are accounted for as other financial investments. Other associated undertakings are accounted for on the equity basis.

(iii) Participations in investment pools, which are unlisted, are stated at the Group's share of the net assets of the investment pool.

(iv) Other unlisted investments are valued by the directors, having regard to their likely realisable value.

(v) Listed and other quoted investments, including those in participating interests, are carried at mid-market value at the balance sheet date, with the exception of those held to cover linked liabilities which are stated at market prices consistent with the pricing basis within those funds.

(vi) OEICs are carried at market value at the balance sheet date.

(vii) Derivatives and financial instruments are included at market value under the category of investment to which the contract relates. No adjustment is made to the classification of existing investments to reflect the effect of the future settlement of these transactions.

(viii) All other investments have been valued at their likely realisable value at the balance sheet date.

(ix) In the Company balance sheet, shares in and loans to group undertakings are stated at current value.

k. Present value of acquired in-force business ('PVIF')

On acquisition of a portfolio of long-term insurance contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected after tax cash flows of the in-force business is capitalised in the balance sheet as an asset. That part of the Group's interest, which will be recognised as profit over the lifetime of the in-force policies, is amortised and the discount unwound on a systematic basis over the anticipated lives of the related contracts.

The carrying value of the asset is assessed annually using current assumptions in order to determine whether any impairment has arisen compared to the amortised acquired value based on assumptions made at the time of the acquisition. Any amortisation or impairment charge is recorded in the long-term business technical account within 'Other technical charges'.

l. Long-term reassurance contracts

Long-term business is ceded to reassurers under contracts to transfer risk. Such contracts are accounted for in the balance sheet as 'reinsurers' share of technical provisions'.

m. Tangible assets

Tangible assets are capitalised and depreciated on a straight line basis over their estimated useful lives as follows:

Motor vehicles	3 to 4 years
Computer equipment	1 to 4 years
Fixtures, fittings and office equipment	3 to 10 years
Leased assets	over the term of the lease

n. Fund for future appropriations

The balance on this account represents funds, the allocation of which, to either participating policyholders or to shareholders, has not been determined at the balance sheet date.

o. Long-term business provision

The long-term business provision is determined separately for each life operation by the Appointed Actuary of each relevant subsidiary undertaking following annual investigation of the long-term fund, and is calculated initially on a statutory solvency basis to comply with the reporting requirements under the Interim Prudential Sourcebook for Insurers. The calculation for conventional business uses the net premium valuation method and, as such, includes explicit provision for vested bonuses (including those vesting following the current valuation). Implicit provision is made for future reversionary bonuses, but not terminal bonuses, by means of a reduction in the valuation rate of interest. The valuation is then adjusted for certain items, including the adding back of deferred acquisition costs implicit within the valuation method of certain contracts, the removal of certain contingency reserves and the adjustment of certain other reserves. This adjusted basis is referred to as the modified statutory solvency basis. The calculation for linked business and for income protection policies uses the gross premium valuation method and, as such, includes explicit allowance for future expenses.

p. Long-term borrowings

Subordinated liabilities are included in the balance sheet at the value of consideration received, net of unamortised capitalised issue costs. The finance cost is charged over the term of the borrowings and represents a constant proportion of the balance of capital repayments outstanding.

Convertible bonds are stated separately from other liabilities. The finance cost is calculated on the assumption that the debt will not be converted and together with issue costs is charged to the non-technical account over the term of the borrowings and represents a constant proportion of the balance of capital repayments outstanding.

Loan notes are included in the balance sheet at nominal value. The other debenture loan is included in the balance sheet at its fair value at the date the Friends' Provident Life Office Group acquired London and Manchester Group plc. The resulting premium over the final redemption price is being amortised over the life of the loan.

q. Leases

Assets held under finance leases are capitalised at the fair value of the asset at the inception of the lease with an equivalent liability shown under creditors. Finance charges are allocated to accounting periods over the life of each lease. Payments in respect of operating leases are charged to the profit and loss account in the period to which they relate.

r. Foreign currencies

The results of foreign enterprises are translated at average exchange rates, while their assets and liabilities are translated at year end rates. The resulting exchange differences arising within long-term businesses are included within the long-term business technical account, while those arising within other businesses are taken directly to reserves and are reported in the statement of total recognised gains and losses.

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling at the date on which the transaction occurs. All resulting exchange gains and losses are included within that part of the profit and loss account in which the underlying transaction is reported.

Consolidated Profit and Loss Account

Long-term business technical account

	Notes	2003 £m	2002 £m
Earned premiums, net of reinsurance			
Gross premiums written	1	**3,217**	2,990
Outward reinsurance premiums	2	**(37)**	(11)
		3,180	2,979
Investment income	3a	**1,239**	1,173
Unrealised gains on investments	3a	**1,964**	–
Other technical income	4	**1**	23
Total technical income		**6,384**	4,175
Claims incurred, net of reinsurance			
Claims paid			
gross amount		**3,052**	2,974
reinsurers' share		**(16)**	(14)
		3,036	2,960
Change in the provision for claims			
gross amount		**4**	6
reinsurers' share		**(2)**	1
		3,038	2,967
Change in other technical provisions, net of reinsurance			
Long-term business provision, net of reinsurance	24a		
gross amount		**38**	(868)
reinsurers' share		**(1)**	707
		37	(161)
Other technical provisions net of reinsurance			
technical provision for linked liabilities	24b	**2,119**	(1,702)
		2,156	(1,863)
Net operating expenses	6	**425**	126
Investment expenses and charges	3a	**98**	449
Unrealised losses on investments	3a	**–**	3,638
Other technical charges	5	**21**	49
Tax attributable to the long-term business	10a	**20**	5
Allocated investment return transferred to/(from) the non-technical account	3b	**43**	(228)
Transfers to/(from) the fund for future appropriations		**454**	(1,166)
Total technical charges		**6,255**	3,977
Balance on the long-term business technical account		**129**	198

All of the amounts above are in respect of continuing operations.

Consolidated Profit and Loss Account continued

Non-technical account

	Notes	2003 £m	2002 £m
Balance on the long-term business technical account		**129**	198
Tax credit attributable to balance on long-term business technical account	10	**55**	85
Profit before tax from long-term business		**184**	283
Investment income	3a	**51**	52
Unrealised gains on investments	3a	**40**	–
Allocated investment return transferred from/(to) the long-term business technical account	3b	**43**	(228)
Investment expenses and charges	3a	**(33)**	(69)
Unrealised losses on investments	3a	**–**	(48)
Other income	11	**77**	53
Other charges, including value adjustments	11	**(102)**	(80)
Profit/(Loss) on ordinary activities before tax		**260**	(37)
Tax on profit/loss on ordinary activities	10	**(72)**	(33)
Profit/(Loss) on ordinary activities after tax		**188**	(70)
Equity minority interests		**4**	4
Profit/(Loss) after tax attributable to equity shareholders		**192**	(66)
Dividend	12	**(127)**	(125)
Retained profit/(loss) for the year transferred to reserves	21	**65**	(191)
Earnings/(Loss) per share	13		
Based on profit/(loss) attributable to equity shareholders – basic		**11.2p**	(3.8)p
– diluted		**11.1p**	(3.8)p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		**10.4p**	14.5p
Dividend per share – interim	12	**2.50p**	2.45p
– final	12	**4.90p**	4.80p

All of the amounts above are in respect of continuing operations.

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax; and reconciliation to profit after tax

For the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Life & Pensions		**234**	332
Asset Management		**26**	23
Operating profit before amortisation of goodwill, operating exceptional items and tax		**260**	355
Operating exceptional items	7	**(21)**	(21)
Amortisation of goodwill	15	**(30)**	(23)
Operating profit on ordinary activities before tax		**209**	311
Short-term fluctuations in investment return		**51**	(348)
Profit/(Loss) on ordinary activities before tax		**260**	(37)
Tax on operating profit before amortisation of goodwill and operating exceptional items		**(76)**	(109)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		**4**	76
Equity minority interests		**4**	4
Profit/(Loss) after tax attributable to equity shareholders		**192**	(66)

Operating profit (based on longer-term investment return) on ordinary activities before tax

For the year ended 31 December 2003

	2003 £m	2002 £m
Life & Pensions	**212**	319
Asset Management	**(3)**	(8)
Operating profit on ordinary activities before tax	**209**	311

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2003

	Note	2003 £m	2002 £m
Profit/(Loss) after tax attributable to equity shareholders		**192**	(66)
Pension scheme gains/(losses)	9	**27**	(222)
Deferred taxation on pension scheme gains/losses		**(8)**	67
Equity minority interest on pension scheme gains/losses (net of deferred taxation)		**–**	2
Total recognised gains/(losses) arising in the year		**211**	(219)

Reconciliation of movements in consolidated shareholders' funds

For the year ended 31 December 2003

	Note	£m
Total recognised gains arising in the year		**211**
Dividend	12	**(127)**
Net additions to shareholders' funds		**84**
Shareholders' funds at beginning of year		**1,881**
Shareholders' funds at end of year		**1,965**

Consolidated Balance Sheet

Assets	Notes	2003 £m	2002 £m
Intangible assets			
Licence	15	**10**	16
Goodwill	15	**406**	445
		416	461
Investments			
Land and buildings	16	**1,243**	1,532
Investments in participating interests	16	**1**	17
Other financial investments	16	**19,161**	18,088
		20,405	19,637
Present value of acquired in-force business	17	**154**	169
Assets held to cover linked liabilities	16	**11,094**	8,975
Reinsurers' share of technical provisions			
Long-term business provision	24a	**100**	99
Claims outstanding		**3**	1
		103	100
Debtors			
Debtors arising out of direct insurance operations			
Policyholders		**12**	26
Intermediaries		**24**	24
Debtors arising out of reinsurance operations		**1**	1
Other debtors	18	**134**	118
		171	169
Other assets			
Tangible assets	19	**24**	32
Cash at bank and in hand		**156**	179
		180	211
Prepayments and accrued income			
Accrued interest and rent		**206**	170
Deferred acquisition costs		**973**	855
Other prepayments and accrued income		**10**	10
		1,189	1,035
Total assets		**33,712**	30,757

Consolidated Balance Sheet continued

Liabilities

	Notes	2003 £m	2002 £m
Capital and reserves			
Called up share capital	20	**172**	172
Share premium account	20b	**1,446**	1,446
Profit and loss account	21	**347**	263
Equity shareholders' funds		**1,965**	1,881
Equity minority interests		**44**	52
Total capital and reserves		**2,009**	1,933
Subordinated liabilities	23	**512**	215
Fund for future appropriations		**535**	81
Technical provisions			
Long-term business provision	24a, 25	**18,646**	18,608
Claims outstanding		**85**	81
		18,731	18,689
Technical provisions for linked liabilities	24b	**11,094**	8,975
Provisions for other risks and charges	26	**108**	70
Creditors			
Creditors arising out of direct insurance operations		**59**	62
Creditors arising out of reinsurance operations		**3**	12
Debenture loans	27	**61**	65
Convertible bonds	28	**285**	284
Amounts owed to credit institutions	29	**46**	–
Other creditors including taxation and social security	31	**201**	284
		655	707
Accruals and deferred income		**60**	67
Total liabilities excluding net pension liability		**33,704**	30,737
Net pension liability	9a	**8**	20
Total liabilities including net pension liability		**33,712**	30,757

Consolidated Cash Flow Statement

	Notes	2003 £m	2002 £m
Operating activities			
Net cash (outflow)/inflow from operating activities	32a	**(140)**	217
Returns on investments and servicing of finance			
Interest received		**17**	23
Interest paid		**(36)**	(10)
Investment income		**20**	7
Issue costs of long-term debt		**(3)**	(6)
Dividends paid to minority interests		**(5)**	(5)
Net cash (outflow)/inflow from returns on investments and servicing of finance		**(7)**	9
Taxation			
Corporation tax received/(paid)		**3**	(6)
Capital expenditure and financial investment			
Purchase of intangible fixed assets		**–**	(18)
Purchase of tangible fixed assets		**(15)**	(16)
Sale of tangible fixed assets		**2**	4
Repayment of loan to long-term business fund		**–**	20
Net cash outflow from capital expenditure and financial investment		**(13)**	(10)
Acquisitions and disposals			
Acquisition of subsidiary undertakings from long-term business fund	32f	**(110)**	–
Acquisition of subsidiary undertakings	32e	**–**	(375)
Sale of subsidiary undertakings	32g	**1**	–
Net cash acquired with purchase of subsidiary undertakings	32e	**–**	30
Net cash outflow from acquisitions and disposals		**(109)**	(345)
Equity dividends			
Equity dividends paid		**(126)**	(102)
Financing			
Issue of share capital, net of expenses		**1**	–
Proceeds from issue of long-term debt	23, 28	**300**	290
Loan from long-term business fund		**–**	180
Net cash inflow from financing activities		**301**	470
Net cash (outflow)/inflow		**(91)**	233
The net cash (outflow)/inflow was (applied)/invested as follows:			
Net portfolio investments			
Land and buildings	32d	**2**	1
Shares and other variable yield securities	32d	**(120)**	(39)
Loans, debt securities and other fixed income securities	32d	**420**	20
Deposits with credit institutions	32d	**(407)**	284
Increase/(Decrease) in cash holdings	32d	**14**	(33)
Net (application)/investment of cash flows		**(91)**	233

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

Parent Company Balance Sheet

	Notes	2003 £m	2002 £m
Fixed assets			
Investments			
Shares in group undertakings	16	**3,324**	2,872
Loans to group undertakings	16	**90**	80
Other financial investments	16	**142**	–
		3,556	2,952
Current assets			
Debtors			
Other debtors	18	**162**	252
Prepayments and accrued income		**2**	–
Other investments		**6**	44
Cash at bank and in hand		**–**	1
		170	297
Creditors: amounts falling due within one year			
Other creditors including taxation and social security	31	**(380)**	(370)
Accruals and deferred income		**(3)**	(1)
Net current liabilities		**(213)**	(74)
Total assets less current liabilities		**3,343**	2,878
Creditors: amounts falling due after more than one year			
Convertible bonds	28	**(285)**	(284)
Subordinated liabilities	23	**(297)**	–
		2,761	2,594
Capital and reserves			
Called up share capital	20	**172**	172
Share premium account	20b	**1,446**	1,446
Revaluation reserve	22	**935**	789
Profit and loss account	14, 22	**208**	187
Equity shareholders' funds		**2,761**	2,594

The financial statements on pages 45 to 87 and the supplementary information on pages 88 to 95 were approved by the Board on 2 March 2004, and signed on its behalf by:

D.K. Newbigging
Chairman

K. Satchell
Group Chief Executive

P.W. Moore
Group Finance Director

Notes to the Accounts

1. *Segmental information*

The directors consider that the Group has two material business segments, Life & Pensions and Asset Management.

a. Business Segment information

i. Turnover

	2003 £m	2002 £m
Gross premiums written by type		
Life		
Protection	**372**	127
Savings and investment	**1,161**	1,362
Pensions		
Individual pensions	**536**	561
Group pensions	**772**	520
Annuities	**294**	307
Total Life & Pensions	**3,135**	2,877
Managed pension fund business (Asset Management)	**82**	113
Total	**3,217**	2,990
Premiums from non-participating contracts	**517**	467
Premiums from participating contracts	**789**	1,100
Premiums from investment linked contracts	**1,911**	1,423
Total	**3,217**	2,990

Asset Management turnover derived from external customers of £77m (2002: £53m) is included within 'Other income' in the non-technical account. Asset Management turnover derived from the Life & Pensions segment of £34m (2002: £37m) is eliminated in consolidation. Asset Management turnover includes fees in respect of the managed pension funds business, the premiums of which are shown above.

ii. New Business

	Regular Premiums		Single Premiums		APE*	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Gross new premiums written by type						
Life						
Protection	**69**	45	**–**	–	**69**	45
Savings and investment	**41**	25	**730**	717	**114**	97
Pensions						
Individual pensions	**14**	18	**264**	281	**40**	46
Group pensions	**134**	137	**420**	214	**176**	158
Annuities	**–**	–	**294**	307	**30**	31
Total Life & Pensions	**258**	225	**1,708**	1,519	**429**	377

* The new Life & Pensions APE represents gross new regular premiums plus 10% of gross new single premiums.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pension schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

1. **Segmental Information** continued

a. **Business Segment information** continued

	Net New Money	
	2003 £m	2002 £m
Asset Management new business		
Life and pensions	**(2,237)**	(1,864)
Institutional	**(120)**	(2,236)
Open Ended Products – Third Party	**65**	52
Investment Trusts	**93**	(12)
Venture Capital Trusts	**13**	19
Limited Partnerships	**7**	109
	(2,179)	(3,932)

Total Asset Management net new money for ISIS Asset Management plc ('ISIS') for 2003 is an outflow of £2,179m compared with an outflow of £3,932m for 2002.

Life and pensions includes assets invested by the Life & Pensions business of the Group. Changes in life and pensions can reflect balance sheet or corporate actions as well as underlying business flows.

Life and pensions for the year ended 31 December 2002 includes an outflow representing a loan of £180m from FPLP to ISIS in order to fund the acquisition of Royal & SunAlliance Investments.

iii. Profit/(Loss) on ordinary activities before tax

	2003 £m	2002 £m
Life & Pensions	**264**	(29)
Asset Management	**(4)**	(8)
	260	(37)

iv. Net Assets

	2003 £m	2002 £m
Life & Pensions	**1,942**	1,843
Asset Management	**67**	90
	2,009	1,933

1. Segmental Information continued

b. Geographical segmental information

i. Turnover

Life & Pensions gross premiums	2003 £m	2002 £m
Source		
United Kingdom	**2,738**	2,540
Rest of World	**397**	337
	3,135	2,877
Destination		
United Kingdom	**2,758**	2,520
Rest of World	**377**	357
	3,135	2,877

Asset Management turnover

	2003 £m	2002 £m
Source		
United Kingdom	**111**	89
Rest of World	**–**	1
	111	90
Destination		
United Kingdom	**109**	87
Rest of World	**2**	3
	111	90

The Asset Management turnover analysed above contains both turnover derived from external customers and turnover derived from the Life & Pensions segment (see note 1a).

ii. New Business

	Regular Premiums		Single Premiums	
Life & Pensions new business	2003 £m	2002 £m	2003 £m	2002 £m
Source				
United Kingdom	**220**	206	**1,441**	1,249
Rest of World	**38**	19	**267**	270
	258	225	**1,708**	1,519
Destination				
United Kingdom	**217**	202	**1,485**	1,254
Rest of World	**41**	23	**223**	265
	258	225	**1,708**	1,519

1. Segmental information continued

iii. Profit/(Loss) on ordinary activities before tax

Life & Pensions	2003 £m	2002 £m
Source		
United Kingdom	**275**	(21)
Rest of World	**(11)**	(8)
	264	(29)
Destination		
United Kingdom	**289**	(20)
Rest of World	**(25)**	(9)
	264	(29)

Asset Management	2003 £m	2002 £m
Source		
United Kingdom	**(4)**	(8)
Rest of World	**–**	–
	(4)	(8)
Destination		
United Kingdom	**(4)**	(8)
Rest of World	**–**	–
	(4)	(8)

iv. Net Assets

The net assets supporting the Rest of World geographical segment are of a similar nature to the net assets held by the United Kingdom segment.

2. Outward reinsurance premiums

Outward reinsurance premiums include reinsurance premium rebates, net of a provision for clawbacks, of £27m (2002: £31m).

The result arising from the aggregate of all reinsurance balances in the long-term business technical account for the year ended 31 December 2003 was a debit balance of £16m (2002: £702m) to the Group.

3. Investment return

a. Total investment return

	Technical account		Non-technical account	
	2003 £m	2002 £m	2003 £m	2002 £m
Investment income				
Income from land and buildings	**110**	115	**–**	–
Income from group undertakings	**11**	5	**–**	–
Income from other investments	**1,118**	1,053	**36**	29
Gains on the realisation of investments	**–**	–	**10**	–
Expected return on net pension liability (note 9)	**–**	–	**5**	23
	1,239	1,173	**51**	52
Unrealised gains on investments	**1,964**	–	**40**	–
Investment expenses and charges				
Investment management expenses	**(44)**	(41)	**(1)**	–
Interest on bank loans	**–**	(3)	**–**	–
Interest on other loans	**(22)**	(22)	**(32)**	(11)
Losses on the realisation of investments	**(32)**	(380)	**–**	(58)
Losses from associated undertakings	**–**	(3)	**–**	–
	(98)	(449)	**(33)**	(69)
Unrealised losses on investments	**–**	(3,638)	**–**	(48)
Total investment return	**3,105**	(2,914)	**58**	(65)

b. Longer-term investment return

The longer-term investment return is calculated in respect of equity, property and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements.

The directors have determined the longer-term rates of investment return to be as follows:

	Longer-term rates of investment return	
	2003 %	2002 %
Equities and properties	**7.50**	7.50
Government fixed interest	**5.00**	5.00
Other fixed interest	**5.75**	5.75

c. Sensitivity of longer-term investment return

	2003 £m	2002 £m
Longer-term return	**87**	100
After the impact of a 1% increase in the longer-term rates of investment return	**100**	116
After the impact of a 1% decrease in the longer-term rates of investment return	**74**	84

d. Comparison of longer-term and actual investment return

	9 July 2001 to 31 December 2003 £m
Actual return attributable to shareholders	(155)
Longer-term return	(234)
Cumulative deficit of actual returns over longer-term returns	(389)

4. Other technical income

	2003 £m	2002 £m
Newcastle Building Society – Policy loans	**1**	–
Estate Agency fees	**–**	23
	1	23

The estate agency business was sold in August 2002.

5. Other technical charges

Other technical charges in the technical account comprise:

	2003 £m	2002 £m
Amortisation of present value of acquired in-force business	**11**	9
Impairment of present value of acquired in-force business	**4**	14
Amortisation of licence	**6**	2
Estate agency administration expenses	**–**	21
Loss on sale of estate agency business	**–**	3
	21	49

6. Net operating expenses and corporate costs

a. Net operating expenses in the technical account comprise:

	2003 £m	2002 £m
Acquisition costs	**357**	250
Change in deferred acquisition costs	**(118)**	(286)
Administrative expenses	**186**	162
	425	126

Included within acquisition costs is £14m (2002: £nil) relating to the closure of First Call, the direct sales operation of the Life & Pensions business, and costs of £2m (2002: £nil) relating to the distribution agreement with Countrywide Assured Group plc.

Included within administrative expenses are costs of £2m (2002: £nil) relating to integration activity following the acquisition of Friends Provident International Limited in August 2002.

	2003 £m	2002 £m
Commission for direct insurance (excluding payments to employees) included within net operating expenses	**210**	132

Total administrative expenses include:

	2003 £m	2002 £m
Auditors' remuneration – statutory audit services	**0.8**	0.7
Depreciation of tangible assets		
Owned assets	**19.0**	20.5
Held under finance lease contracts	**–**	1.0
Loss on sale of fixed assets	**2.7**	1.2
Finance lease charges	**–**	0.2
Operating lease rentals		
Land and buildings	**16.4**	11.1
Equipment	**3.1**	2.7

Auditors' remuneration in respect of the parent company was £147,000 (2002: £109,000).

Auditors' remuneration relating to non-audit services in respect of the parent company was £296,000 (2002: £589,000).

6. Net operating expenses and corporate costs continued

b. *Auditors' Remuneration*

PricewaterhouseCoopers LLP are the Group auditors. Ernst & Young LLP are auditors to ISIS, and its subsidiary companies. The tables below give an analysis of the total fees including VAT in respect of services provided to the Group by each firm. Information concerning the auditors appointment process is given in the corporate governance report on page 34.

PRICEWATERHOUSECOOPERS LLP	2003 £m	2002 £m
Audit services		
Statutory audit services	**0.6**	0.5
Audit related regulatory reporting	**0.1**	0.2
	0.7	0.7
Further assurance services		
Accounting advice on corporate projects	**0.2**	0.1
'Due diligence' services	–	0.3
	0.2	0.4
Tax advisory services	**0.1**	0.4
Other non-audit services		
Advice on share schemes	**0.2**	0.1
Support for the Economic Capital Model project	**0.2**	–
Relating to conversion and outsourcing of Unit Trusts/OEICs	**0.2**	0.1
Other	**0.1**	–
Total non-audit fees (i)	**1.0**	1.0
Total fees (iii)	**1.7**	1.7

ERNST & YOUNG LLP	2003 £m	2002 £m
Audit services		
Statutory audit services	**0.2**	0.2
	0.2	0.2
Further assurance services		
Accounting advice on corporate projects	**0.1**	–
'Due diligence' services	–	0.5
Other	–	0.1
	0.1	0.6
Tax advisory services	–	0.1
Other non-audit services		
Integration related (ii)	**0.3**	0.6
Mortgage endowment complaints handling review	**0.3**	–
Other	**0.2**	0.2
Total non-audit fees	**0.9**	1.5
Total fees (iii)	**1.1**	1.7

(i) Non-audit fees for services supplied by the Group auditors in accordance with Companies Act 1985 requirements (Statutory Instrument 1991/2128) were £0.8m in 2003 (2002: £0.8m). This represents all non-audit services provided to the Company and any UK subsidiary undertakings audited by the same auditor as the Company. Included in total non-audit fees above for PricewaterhouseCoopers LLP are fees of £0.2m for 2003 (2002: £0.2m) for services supplied to ISIS and its subsidiaries in connection with the conversion of unit trusts to OEICs, and acquisition related services.

(ii) Asset Management integration expenses following the acquisition of Royal & SunAlliance Investments.

(iii) All work awarded to PricewaterhouseCoopers LLP and Ernst & Young LLP has been approved by the Audit and Compliance Committee of the Company or ISIS as appropriate.

6. Net operating expenses and corporate costs continued

b. Auditors' Remuneration continued

PricewaterhouseCoopers LLP is the auditor of the principal pension scheme of the Group, the Friends Provident Pension Scheme ('FPPS'). Fees of £25,000 (2002: £35,000) paid by FPPS to PricewaterhouseCoopers LLP, in connection with the audit of FPPS, are excluded from the above analysis.

7. Operating exceptional items

Operating exceptional items borne by shareholders are:

	2003 £m	2002 £m
Closure of Direct Sales operation (i)	**14**	–
Life & Pensions integration costs (ii)	**9**	2
Provisions for mis-selling (net release) (iii)	**(14)**	–
Asset Management integration costs (iv)	**12**	19
	21	21

(i) On 19 November 2003 the Group announced the closure of its Life & Pensions direct sales operation (First Call). Operating exceptional costs amount to £14m and relate to redundancy, asset write offs and other direct costs of closure and have been charged to net operating expenses within the long-term business technical account.

(ii) Operating exceptional costs of £7m (2002: £2m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited in August 2002 with £2m of this shown within net operating expenses and £5m shown within other charges. Further costs of £2m, shown within net operating expenses, have been incurred in respect of the distribution agreement with Countrywide Assured Group plc announced in 2002.

(iii) A release of £20m to shareholders of long-term business provisions held in respect of the review conducted into pension transfers and opt-outs has been made in 2003. This is offset by a £6m charge attributable to shareholders in respect of mortgage endowment complaints.

(iv) Operating exceptional costs of £12m (2002: £19m) relating to the integration, rationalisation and reorganisation of the Asset Management business, following the acquisition of RSAI in July 2002, have been charged to other charges within the non-technical account.

8. Particulars of staff costs and directors' emoluments

a. The aggregate remuneration paid or payable in respect of employees, including executive directors, was as follows:

	2003 £m	2002 £m
Wages and salaries	**167**	160
Social security costs	**15**	15
Pension costs	**20**	21
	202	196

b. The average number of employees, including executive directors, employed by the Group during the year was as follows:

	2003 No.	2002 No.
Life & Pensions	**4,585**	5,221
Asset Management	**519**	493
	5,104	5,714

8. Particulars of staff costs and directors' emoluments *continued*

c. The emoluments of all directors in respect of their services to the Group were:

	2003 £000	2002 £000
Executive directors		
Management salaries and benefits in kind	**1,830**	1,554
Long-term incentive scheme payments	**330**	669
Amounts receivable under annual bonus schemes	**1,152**	509
Pension contribution to money purchase schemes	**65**	52
Compensation for loss of office paid to former directors	**36**	316
Non-executive directors		
Fees (excl. VAT)	**559**	460
	3,972	3,560

Information concerning individual directors' emoluments, interests and transactions is given on pages 35 to 43 and note 37.

9. Staff pension schemes

a. Friends Provident Pension Scheme & total schemes

i. The Group operates two defined benefit schemes: the Friends Provident Pension Scheme ('FPPS'), to which the majority of the Group's Life & Pensions employees belong, and the ISIS Asset Management plc Pension Scheme, a scheme which is closed to new entrants, detailed in b. below. In addition, the Group operates two defined contribution schemes: the scheme operated by ISIS Asset Management plc, and the scheme operated by Friends Provident International Limited. Contributions for the period were £2.0m (shown within 'Other charge' in the non-technical account) and £0.6m (shown within net operating expenses) respectively.

FPPS is a UK defined benefit scheme and its assets are administered by ISIS Asset Management plc, a subsidiary undertaking. The employer paid no contributions to the Scheme for the year ending 31 December 2003, in accordance with the schedule of contributions for the year agreed between the employer and the Scheme trustees, based on the actuarial valuation as at 30 September 2001. Contributions to the Scheme commenced in January 2004. The employee contributions will be 1% of pensionable salary from January 2004, 2% from January 2005 increasing to 3% from January 2006 and will be reviewed thereafter (subject to a maximum of 5%). Employer contributions commenced at 13% of pensionable salaries from January 2004, 14% from January 2005 and rising to 15% from January 2006.

Details of the latest valuation for FPPS are given below:

	FPPS
Date of last valuation	30 September 2003
Method of valuation	Projected Unit
Scheme Actuary	Towers Perrin
Market value of assets at last valuation date	£565m
Level of funding	94%

The full actuarial valuation was updated to 31 December 2003 by the Scheme Actuary and restated on a FRS17 basis. The major assumptions used by the Actuary were:

	31 Dec 2003 %	31 Dec 2002 %	31 Dec 2001 %
Inflation assumption	**2.50**	2.00	2.25
Rate of increase in salaries	***3.00**	*3.50	3.75
Rate of increase in pensions in payment	**2.50**	2.00	2.25
Discount rate	**5.50**	5.50	6.00

* Plus allowance for salary scale increases.

9. **Staff pension schemes** continued

ii. Assets in the FPPS scheme and the expected annual rate of return

	Expected annual long-term rate of return			Value		
	31 Dec 2003 %	31 Dec 2002 %	31 Dec 2001 %	31 Dec 2003 £m	31 Dec 2002 £m	31 Dec 2001 £m
Fixed interest bonds	**5.25**	5.00	4.75	**52**	46	63
Index-linked bonds	**5.00**	4.75	4.50	**36**	39	45
Equities	**7.30**	7.50	8.50	**503**	424	581
Derivatives	**–**	–	–	**4**	–	–
Cash	**4.00**	4.00	4.50	**9**	18	12
Total market value of assets				**604**	527	701
Present value of scheme liabilities				**(609)**	(547)	(512)
(Deficit)/surplus in the scheme				**(5)**	(20)	189
Related deferred tax asset/(liability)				**2**	6	(57)
Net pension (liability)/asset: FPPS				**(3)**	(14)	132
Other schemes				**(5)**	(6)	1
Net pension (liability)/asset				**(8)**	(20)	133

iii. Analysis of the amount charged to operating profit

	2003 £m	2002 £m
Current service cost: FPPS	**16**	18
Other schemes	**1**	1
Total operating charge	**17**	19

iv. Analysis of the amount credited to investment income

	2003 £m	2002 £m
Expected return on pension scheme assets	**36**	54
Interest on pension scheme liabilities	**(31)**	(31)
Expected return on net pension (liability)/asset: FPPS	**5**	23
Other schemes	**–**	–
Expected return on net pension (liability)/asset	**5**	23

The expected return on net pension scheme liability/asset is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year end.

v. Analysis of the amount recognised in statement of total recognised gains and losses ('STRGL')

	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	**61**	(190)
Experience (losses) and gains arising on the scheme liabilities	**(11)**	4
Changes in assumptions underlying the present value of the scheme liabilities	**(24)**	(28)
Actuarial gain/(loss) recognised in STRGL: FPPS	**26**	(214)
Other schemes	**1**	(8)
Total actuarial gain/(loss) recognised in STRGL	**27**	(222)

9. Staff pension schemes continued

vi. Movement in surplus during the year

	2003 £m	2002 £m
(Deficit)/Surplus in schemes at beginning of the year: FPPS	**(20)**	189
Other schemes	**(8)**	1
	(28)	190
Movement in year:		
Total operating charge	**(17)**	(19)
Expected return on net pension (liability)/asset	**5**	23
Actuarial gain/(loss)	**27**	(222)
	15	(218)
Deficit in schemes at end of the year: FPPS	**(5)**	(20)
Other schemes	**(8)**	(8)
	(13)	(28)

vii. History of experience gains and losses

FPPS	1999 £m	2000 £m	2001 £m	2002 £m	2003 £m
Difference between the expected and actual return on scheme assets:					
Amount	128	(140)	(187)	(190)	**61**
Percentage of closing scheme assets	13.6%	(16.5)%	(26.7)%	(36.1)%	**10.1%**
Experience gains and losses on scheme liabilities:					
Amount	(1)	9	(6)	4	**(11)**
Percentage of the present value of the scheme liabilities	(0.2)%	1.9%	(1.2)%	0.7%	**(1.8)%**
Total amount recognised in the statement of total recognised gains and losses:					
Amount	104	(104)	(193)	(214)	**26**
Percentage of the present value of the scheme liabilities	21.6%	(21.8)%	(37.7)%	(39.1)%	**4.3%**

b. The ISIS Asset Management plc Pension Scheme

i. ISIS operates a UK defined benefit scheme ('ISISPS'). The scheme was closed to new entrants from 1 January 1996, although on 31 December 2001 a number of employees who were members of FPPS transferred to ISISPS. The assets of the scheme are managed by ISIS.

The employer made no contributions to the scheme for the year ended 31 December 2003 (2002: £Nil).

As ISISPS is a closed scheme, under the projected unit method the current service cost will increase as the members of the scheme approach retirement. Details of the latest valuation for the principal scheme are given below:

	ISISPS
Date of last valuation	31 March 2002
Method of valuation	Projected Unit
Scheme Actuary	Mercer Human Resource Consulting Limited
Market value of assets at last valuation date	£32m
Level of funding	112%

9. Staff pension schemes continued

The full actuarial valuation was updated to 31 December 2003 by the Scheme Actuary. The major assumptions used by the Actuary were:

	31 Dec 2003 %	31 Dec 2002 %	31 Dec 2001 %
Inflation assumption	**2.50**	2.25	2.50
Rate of increase in salaries	**4.00**	4.00	4.50
Rate of increase in pensions in payment	**3.50**	3.50	3.50
Discount rate	**5.40**	5.50	5.75

ii. Assets in the scheme and the expected annual rate of return

	Expected annual long-term rate of return			Value		
	31 Dec 2003 %	31 Dec 2002 %	31 Dec 2001 %	31 Dec 2003 £m	31 Dec 2002 £m	31 Dec 2001 £m
Gilts	**5.00**	5.00	5.00	**3**	2	2
Equities	**7.00**	7.00	7.00	**23**	20	30
Corporate bonds	**5.40**	5.50	–	**3**	3	–
Total market value of assets				**29**	25	32
Present value of scheme liabilities				**(37)**	(33)	(31)
(Deficit)/surplus in the scheme				**(8)**	(8)	1
Related deferred tax asset/(liability)				**3**	2	–
Net pension (liability)/asset				**(5)**	(6)	1

iii. Analysis of the amount charged to operating profit

	2003 £m	2002 £m
Current service cost and total operating charge	**1**	1

iv. Analysis of the amount credited to investment income

	2003 £m	2002 £m
Expected return on pension scheme assets	**2**	2
Interest on pension scheme liabilities	**(2)**	(2)
Expected return on net pension (liability)/asset	**–**	–

The expected return on net pension scheme (liability)/asset is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year end.

v. Analysis of the amount recognised in statement of total recognised gains and losses ('STRGL')

	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	**2**	(9)
Experience gains and losses arising on the scheme liabilities	**–**	1
Changes in assumptions underlying the present value of the scheme liabilities	**(1)**	–
Total actuarial gain/(loss) recognised in STRGL	**1**	(8)

9. Staff pension schemes continued

vi. Movement in surplus during the year

	2003 £m	2002 £m
(Loss)/Surplus at beginning of the year	**(8)**	1
Movement in year:		
Total operating charge	**(1)**	(1)
Expected return on net pension (liability)/asset	**–**	–
Actuarial gain/(loss)	**1**	(8)
Loss at end of the year	**(8)**	(8)

vii. History of experience gains and losses

ISISPS	2000 £m	2001 £m	2002 £m	2003 £m
Difference between the expected and actual return on scheme assets:				
Amount	(1)	(6)	(9)	**2**
Percentage of opening scheme assets	(5)%	(18)%	(37)%	**7%**
Experience gains and losses on scheme liabilities:				
Amount	(1)	(1)	1	**–**
Percentage of the present value of the scheme liabilities	(4)%	(2)%	4%	**0%**
Total amount recognised in the statement of total recognised gains and losses:				
Amount	(2)	(5)	(8)	**1**
Percentage of the present value of the scheme liabilities	(9)%	(16)%	(24)%	**2%**

Financial Reporting Standard 17 (Retirement benefits) ('FRS17') was first adopted by ISIS in 2001. FRS17 historical information prior to 2000 is not available.

10. Taxation

Profit and loss account

United Kingdom and overseas taxation has been charged in the profit and loss account on assessable profits and income on the bases and rates appropriate to the various classes of business.

a. Tax charged to the long-term business technical account and non-technical account

	Technical account		Non-technical account	
	2003 £m	2002 £m	2003 £m	2002 £m
Current taxation				
United Kingdom corporation tax (30%)	**(2)**	54	**17**	17
Adjustments in respect of prior years	**5**	(12)	**(1)**	(5)
	3	42	**16**	12
Overseas taxation	**4**	2	**–**	–
Tax credit attributable to balance on the long-term business technical account	**(13)**	68	**68**	17
Total current taxation	**(6)**	112	**84**	29
Deferred taxation				
Origination and reversal of timing differences	**68**	(119)	**(12)**	4
Effect of discount	**(42)**	12	**–**	–
Total deferred taxation	**26**	(107)	**(12)**	4
Total taxation	**20**	5	**72**	33

For 2003, of the total tax credit on the long-term business technical account of £55m (2002: £85m) £13m has been allocated to the technical account in so far as it relates to the £43m allocated investment return transferred to the non-technical account (2002: £228m transferred from the non-technical account).

b. Factors affecting tax charge for year

The tax assessed for the period is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003 £m	2002 £m
Profit/(Loss) on ordinary activities before tax	**260**	(37)
Profit/(Loss) on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	**78**	(11)
Effects of:		
Deductions not allowable for tax purposes	**15**	8
Income not taxable	**(21)**	–
Deferred tax movements	**12**	(4)
Tax losses not utilised	**1**	36
Prior year adjustments	**(1)**	–
Current tax charge for period	**84**	29

10. Taxation continued

Balance Sheet

Deferred taxation	£m
At 1 January 2003	1
Effect of discounting	(42)
Charge in year	56
At 31 December 2003	15

Deferred taxation

Details of the liability for deferred taxation are given below:

	2003 £m	2002 £m
Revaluation of investments	**4**	(1)
Accelerated capital allowances	**(21)**	(12)
Short-term timing differences	**(2)**	(1)
Deferred acquisition costs	**88**	27
Discount on deferred acquisition costs	**(54)**	(12)
Discounted provision for deferred taxation	**15**	1
Impact of discounting on deferred taxation	**54**	12

Deferred taxation on chargeable gains relating to the net unrealised appreciation of investments within linked funds, including that relating to the deemed disposal of open ended investment companies, is taken into account in the calculation of technical provisions for linked liabilities and is therefore excluded from the above analysis.

Factors that may affect future tax charges

The deferred tax assets which have not been recognised due to uncertainty of the recoverability in the foreseeable future comprise:

	Technical account		Non-technical account	
	2003 £m	2002 £m	2003 £m	2002 £m
Unrealised losses on investments	**2**	19	**-**	14
Realised losses on investments	**9**	44	**3**	22
	11	63	**3**	36

The unrecognised deferred tax assets will be recoverable in the event of an increase in equity values above the values as at 31 December 2003.

The pension liability is recorded net of the related deferred tax in the balance sheet and details of the deferred tax are shown in note 9. The deferred tax asset relating to the pension liability is not included in the analysis above.

11. Other income and charges

Other income includes £73m (2002: £50m) in respect of net income from investment management fees earned by the Asset Management business (excluding those charged to the Life & Pensions business).

Other charges includes £12m (2002: £19m) of operating exceptional items relating to the acquisition of Royal & SunAlliance Investments in July 2002. Within other charges is a further £5m (2002: £2m) of operating exceptional items relating to Life & Pensions integration expenses following the acquisition of Friends Provident International Limited in August 2002.

On 17 December 2003, FPLP was issued a fine of £675,000 by its regulator, the Financial Services Authority, in respect of mortgage endowments complaints handling. The fine is included within other charges for 2003.

12. Dividend

	2003 £m	2002 £m
Interim dividend 2.5p per share (2002: 2.45p per share)	**43**	42
Proposed final dividend 4.9p per share (2002: 4.8p per share)	**84**	83
	127	125

13. Earnings/(Loss) per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill, operating exceptional items and after tax, and on the profit or loss after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	2003		2002	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	**192**	**11.2**	(66)	(3.8)
Short-term fluctuations in investment return	**(51)**	**(3.0)**	348	20.2
Amortisation of goodwill	**24**	**1.4**	23	1.3
Operating exceptional items	**17**	**1.0**	21	1.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	**(3)**	**(0.2)**	(76)	(4.4)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	**179**	**10.4**	250	14.5
Weighted average number of shares for the financial year (millions)		**1,722**		1,722

b. Diluted earnings per share

	2003			2002		
	Earnings £m	Weighted average number of shares million	Per share pence	Earnings £m	Weighted average number of shares million	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	**192**	**1,722**	**11.2**	(66)	1,722	(3.8)
Dilutive effect of options	**–**	**7**	**(0.1)**	–	–	–
Diluted earnings per share	**192**	**1,729**	**11.1**	(66)	1,722	(3.8)

14. Parent Company

As permitted by section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these accounts. The retained profit for the financial year, including dividends paid or proposed by subsidiaries, for the Company is £97m (2002: profit of £101m).

15. Intangible assets

	Note	Goodwill £m	Licence £m
Cost			
At 1 January 2003		512	18
Fair value adjustment	33	(10)	–
At 31 December 2003		502	18
Amortisation			
At 1 January 2003		67	2
Fair value adjustment		(1)	–
Charge for the year		30	6
At 31 December 2003		96	8
Net book value			
At 31 December 2002		445	16
At 31 December 2003		406	10

Goodwill relating to the acquisition of London and Manchester Group plc is being amortised on a straight line basis over 20 years from the date of acquisition of the London and Manchester Group plc by the FPLO Group.

Goodwill associated with the retail business of Royal & SunAlliance Investments is being amortised on a straight line basis over 20 years from the date of acquisition by the Group. The goodwill associated with the investment management of the insurance business of Royal & SunAlliance Group plc is being amortised over 10 years, in line with the period of the underlying Investment Management Agreements.

The goodwill relating to the acquisition of Royal & SunAlliance International Financial Services Limited is being amortised on a straight line basis over 20 years from the date of acquisition.

15. Intangible assets continued

The cost of goodwill is split as follows:

	£m
Amortised over 10 years	99
Amortised over 20 years	403
	502

Cumulative goodwill written off directly to the fund for future appropriations of the FPLO Group arising from acquisitions prior to 1998 amounted to £76m as at 31 December 2003.

The licence relates to an exclusive distribution agreement secured with Countrywide Assured Group plc in August 2002. The agreement gives a 15 year exclusive right to distribute mortgage related protection products through Countrywide's estate agency branches and its licensed consultants.

16. Investments

	Group			
	Current Value 2003 £m	Cost 2003 £m	Current Value 2002 £m	Cost 2002 £m
Land and buildings				
Owner occupied				
Freehold	**44**	**69**	47	69
Long Leasehold	**8**	**11**	6	8
	52	**80**	53	77
Other				
Freehold	**1,031**	**835**	1,308	1,127
Long Leasehold	**160**	**116**	171	126
	1,191	**951**	1,479	1,253
Total land and buildings	**1,243**	**1,031**	1,532	1,330
Investments in participating interests	**1**	**1**	17	19
Other financial investments				
Shares and other variable yield securities and shares in OEICs	**4,969**	**4,715**	5,861	6,510
Debt and other fixed income securities	**13,185**	**12,766**	10,779	10,233
Participation in investment pools	**291**	**267**	127	119
Loans secured by mortgages	**4**	**4**	4	4
Other loans	**3**	**3**	4	4
Deposits with credit institutions	**522**	**522**	1,016	1,016
Other	**187**	**168**	297	215
	19,161	**18,445**	18,088	18,101
Assets held to cover linked liabilities	**11,094**	**10,699**	8,975	9,992

Listed investments included within the current values of other financial investments shown above comprise:

	Group	
	Current Value 2003 £m	Current Value 2002 £m
Shares and other variable yield securities	**4,798**	5,674
Debt securities and other fixed income securities	**12,961**	10,474
	17,759	16,148

The current value of Group assets held to cover linked liabilities includes £849m (2002: £953m) relating to managed pension funds.

Other investments comprise derivatives contracts to hedge amounts in the long-term business provision.

During the last 12 months, all properties have been valued by independent qualified valuers, principally DTZ Debenham Tie Leung and Insignia Richard Ellis, who are both Chartered Surveyors.

16. Investments continued

The movement in investments in participating interests is as follows:

	Group £m
Current Value	
At 1 January 2003	17
Additions	1
Disposals	(17)
At 31 December 2003	1
Cost	
At 1 January 2003	19
Additions	1
Disposals	(19)
At 31 December 2003	1

Included above is European Alliance Partners Company A.G., an associated undertaking.

The Group holds at least 20% of the nominal value of the equity share of 10 other associated undertakings, which are included within other financial investments. In the Group balance sheet the combined value of these holdings amounts to 0.3% of total assets. No additional disclosures are made regarding these associated undertakings due to their immateriality relative to the Group.

The movement in investments of the Company is as follows:

	Company		
	Shares in group undertakings 2003 £m	Loans to group undertakings 2003 £m	Other financial investments 2003 £m
Current value			
At 1 January 2003	2,872	80	–
Additions	306	10	143
Revaluations	146	–	(1)
At 31 December 2003	3,324	90	142
Cost			
At 1 January 2003	2,083	80	–
Additions	306	10	143
At 31 December 2003	2,389	90	143

17. Present value of acquired in-force business

	£m
Cost	
At 1 January 2003	220
At 31 December 2003	220
Amortisation	
At 1 January 2003	51
Impairment during year	4
Amortisation during year	11
At 31 December 2003	66
Net book value	
At 31 December 2002	169
At 31 December 2003	154

18. Other debtors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Investment income receivable	**22**	16	**–**	–
Investments sold for subsequent settlement	**43**	24	**–**	–
Taxation	**–**	–	**7**	–
Amounts due from group undertakings	**–**	–	**155**	252
Other debtors	**69**	78	**–**	–
	134	118	**162**	252

19. Tangible assets

	Motor vehicles £m	Computer equipment £m	Fixtures, fittings and office equipment £m	Total £m
Cost				
At 1 January 2003	14	90	9	113
Additions	2	12	1	15
Disposals	(4)	(45)	(2)	(51)
At 31 December 2003	12	57	8	77
Depreciation				
At 1 January 2003	6	69	6	81
Charge for the year	3	15	1	19
Disposals	(3)	(42)	(2)	(47)
At 31 December 2003	6	42	5	53
Net book value				
At 31 December 2002	8	21	3	32
At 31 December 2003	6	15	3	24

The net book value includes an amount of £0.5m (2002: £2m) in respect of motor vehicles held under finance leases.

20. Share capital and share premium

a. The authorised and issued share capital of the Company at 31 December 2003 was:

	2003 £m	2002 £m
Authorised:		
2,500m (2002: 2,500m) ordinary shares of 10 pence	**250**	250
Allotted and fully paid:		
1,722m (2002: 1,722m) ordinary shares of 10 pence	**172**	172

b. During the year, a total of 449,812 ordinary shares of 10 pence each were allocated and issued by the Company as follows:

	Number	Share capital £m	Share premium £m
At 1 January 2003	1,721,921,688	172	1,446
Shares issued on 18 December 2003	426,957	–	–
Shares issued on 29 December 2003	22,855	–	–
	1,722,371,500	172	1,446

The new ordinary shares issued on 18 December 2003 and 29 December 2003 were issued to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme ('ESOS') for consideration of £0.3m.

20. Share capital and share premium continued

c. Options over 39,087,249 shares are outstanding under the Group's option schemes at 31 December 2003 as shown below:

	Number of shares	Option price pence per share	Exercise date
ShareSave 2001 (3 year)	551,009	180.00	1 Aug 2004
ShareSave 2001 (5 year)	577,432	180.00	1 Aug 2006
ShareSave 2002 (3 year)	3,302,200	107.76	1 Oct 2005
ShareSave 2002 (5 year)	3,941,026	107.76	1 Oct 2007
ShareSave 2003 (3 year)	1,288,944	108.54	1 Oct 2006
ShareSave 2003 (5 year)	767,333	108.54	1 Oct 2008
Executive Share Option Scheme 2002	6,213,741	195.00	14 Mar 2005
Executive Share Option Scheme 2003	21,021,352	71.00	17 Mar 2006
Executive Share Option Scheme 2003*	284,928	136.00	6 Aug 2006
Long Term Incentive Plan 2002	255,768	10.00	14 Mar 2005
Long Term Incentive Plan 2003	777,817	10.00	17 Mar 2006
Long Term Incentive Plan 2003*	105,699	10.00	6 Aug 2006

* These options were granted to new executives after the original issue date.

A description of these schemes is contained in the Remuneration Report of the Board on pages 35 to 43.

Advantage has been taken of the exemption allowed in UITF17 (Employee share schemes) in respect of Inland Revenue approved SAYE schemes. From October 2003 SIP partnership shares are purchased monthly and there is no option granted in relation to these shares.

21. Profit and loss account

	Pension reserve £m	Other £m	Total £m
At 1 January 2003	(20)	283	263
Retained profit	(7)	72	65
Pension scheme gain	27	–	27
Deferred taxation on pension scheme gain	(8)	–	(8)
At 31 December 2003	(8)	355	347

22. Parent company reserves

	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 January 2003	789	187	976
Retained profit	–	97	97
Revaluation of investments	70	–	70
Transfers between reserves	76	(76)	–
At 31 December 2003	935	208	1,143

In accordance with the Companies Act 1985, the directors have considered the valuation of all fixed assets and are satisfied that the aggregate value of all assets is not less than the book value as stated in the Company's balance sheet on page 55. Therefore, in accordance with the Companies Act 1985 s.275, certain fixed assets have been treated as unrealised gains. In order to reflect this, a transfer of £76m has been made to the revaluation reserve from the profit and loss account. In 2002 a transfer of £68m was made to the profit and loss account from the revaluation reserve.

23. Subordinated liabilities

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
9.125% Undated Subordinated Guaranteed Bonds (i)	**215**	215	**–**	–
6.875% Step-up Tier One Insurance Capital Securities (ii)	**297**	–	**297**	–
	512	215	**297**	–

(i) On 18 November 1996 FP Finance PLC issued £215m of 9.125% Undated Subordinated Guaranteed Bonds guaranteed by FPLO. Redemption is at the option of FP Finance PLC and is not generally allowable prior to 25 November 2006. The Bonds were guaranteed on a subordinated basis by FPLO after the claims of FPLO's senior creditors, including all policyholder liabilities. On 9 July 2001, under the demutualisation scheme, FPLP replaced FPLO as the guarantor. The market value of the bonds at 31 December 2003 was £232m (2002: £227m).

(ii) On 21 November 2003, Friends Provident plc (the Issuer) issued £300m Step-up Tier one Insurance Capital Securities ('STICS') which will bear interest from 21 November 2003 to 20 November 2019 at a rate of 6.875%. The STICS have no maturity date but will be redeemable at the option of the Issuer on the 21 November 2019 and thereafter on the coupon payment date falling on or nearest successive fifth anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the Holders at any time.

The STICS are irrevocably guaranteed on a subordinated basis by FPLP. The guarantee is intended to provide Holders with rights against FPLP in respect of the guaranteed payments which are as nearly as possible equivalent to those which they would have had if the STICS had been directly issued preference shares of FPLP.

The STICS are carried at £297m being the £300m less capitalised issue costs of £3m. Interest is payable on the bonds in equal instalments semi-annually in arrears on 21 May and 21 November in each year. The market value of the STICS at 31 December 2003 amounted to £313m.

24. Policyholder liabilities

a. Long-term business provision

	£m
At 1 January 2003	
Gross	18,608
Reinsurance	(99)
Net	18,509
Movement in year	
Gross	38
Reinsurance	(1)
Net	37
At 31 December 2003	
Gross	18,646
Reinsurance	(100)
Net	18,546

On 9 July 2001 FPLP entered into a stoploss financial insurance contract with a number of leading reinsurers. The amount of reinsurance cover at 31 December 2003 was £300m (2002: £530m; 2001: £600m).

Included within the reinsurers' share of long-term business provision of £806m for 2001 was an amount of £702m, representing the estimated amount recoverable in the event of a claim under the stoploss contract including the recovery of £400m of future premiums payable over the lifetime of the contract. As the contract only pays out in the event of the company having failed to generate sufficient future surpluses to meet its final life policy claim payments, deferred acquisition costs, which are deferred only to the extent that they are recoverable out of future margins, to the value of £302m, were not recognised in the consolidated balance sheet for 2001.

In 2002 and 2003, no amount is included within the reinsurers' share of long-term business provision in respect of the stoploss contract. Accordingly, deferred acquisition costs have been recognised in full in the consolidated balance sheet. This change in presentation has no effect on the fund for future appropriations.

b. Technical provision for linked liabilities

	£m
At 1 January 2003	8,975
Movements in year	2,119
At 31 December 2003	11,094

25. Long-term business provision

The long-term business provision is calculated on the basis of recognised actuarial methods with due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written and the results are certified by the professionals undertaking the valuations.

Calculations are made on an individual policy basis, however where any global provisions are made these are calculated using statistical or mathematical methods. These results are expected to be approximately the same as if an individual liability was calculated for each long-term contract.

There is inherent uncertainty in estimating the technical provisions in respect of Guaranteed Annuity Options, where the option will only be of value to the policyholder depending on the economic and assumed future mortality experience at the time of retirement.

The key area of uncertainty is interest rates. Where these are high at the time of retirement then market annuity rates will mean the value of the guarantee is reduced. Similarly low interest rates will increase the value of the guarantee. Lesser areas of uncertainty relate to assumed mortality at the time of retirement and take up rates for tax free cash. Improving mortality experience increases the value of the guarantees while increasing take up of the tax-free cash option reduces the value of the guarantees since no cost arises in respect of those funds taken as tax-free cash.

The provision for Guaranteed Annuity Options was estimated using a deterministic scenario based on prudent assumptions and the resulting provision is significantly higher than that determined for the realistic balance sheet on a stochastic basis.

The long-term business provision is sensitive to the principal assumptions in respect of interest rates and mortality, although the relative sensitivity will vary depending on the class of long-term business.

The principal assumptions underlying the calculation of the long-term business provision are set out below:

	Valuation interest rates	
	31 Dec 2003 %	31 Dec 2002 %
Class of Business		
Life Fund:		
Conventional With Profit	**3.2**	3.4
Unitised With Profit	**3.2**	3.2
Unit-linked	**3.3**	3.2
Term assurance	**3.3**	3.2
Income protection	**4.2**	4.0
Pension business and annuity funds:		
With Profit deferred annuities for the self-employed	**4.4**	4.3
Deferred annuity under pension schemes:		
With Profit main series	**4.1**	3.9
With Profit UK Provident series	**4.4**	4.3
Unitised With Profit	**4.1**	3.9
Annuities in payment	**4.7**	4.8

Valuation interest rates have generally increased over the year reflecting increased yields on underlying assets backing the liabilities. The exceptions are for Conventional With Profit life business (where the rate has been reduced to provide an implicit allowance for future bonuses) and annuities in payment (where the valuation rate has been strengthened to reduce the credit taken for credit spreads on corporate bonds). The changes in principal assumptions can be derived from the table above.

The long-term business provision is sensitive to the change in interest rates, falling as interest rates rise and rising as interest rates fall. The underlying assets are similarly sensitive and so the overall impact of any change is minimised. The exception is for with profit benefits where part of the underlying assets is invested in equities. These have increased in value over the year, independent of the movement in interest rates, causing an increase in the Fund for Future Appropriations.

25. Long-term business provision continued

For Conventional With Profit business explicit provision is made for vested bonuses (including those vesting following the year-end 2003 valuation). Implicit allowance for future regular and final bonuses is made by a small margin in the valuation interest rate. Policies are assumed to remain in force for their full term.

The provision for linked contracts is equal to the value of units. A non-unit liability, consisting mainly of sterling reserves, calculated by carrying out cash flow projections on appropriate bases, including allowance for future expenses, is included within the long-term business provision. The non-unit liability makes prudent allowance for the cessation of premiums where such cessation would require an increased reserve.

Accumulating With Profit business (main series with profit deferred annuities and unitised with profit business) is valued in a similar way to linked business and includes an allowance for surrender values and both an explicit and implicit allowance for future bonuses. The explicit allowance is for the greater of the guaranteed and supportable future level of bonus while an additional implicit allowance is provided by a small margin in the valuation interest rate.

The total cost of regular, interim and final bonuses attributable for the year ended 31 December 2003 was £345m (2002: £535m).

Cashable deferred annuities are valued at the greater of the value of the cash option or the annuity discounted at 4.5% (2002: 4.4%) per annum in payment. The interest rate underlying the calculation has been determined by reference to a portfolio of assets where the future cash flows match those arising from the guaranteed annuities. Where a guaranteed annuity option is more valuable than the cash equivalent, it is assumed that 15% to 23% of the benefit is taken as tax-free cash, these rates being based on, but prudently below, recent experience.

Single premium income protection contracts have been valued as 90% of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

Allowance for future mortality and sickness has been made using standard published tables:

	2003 In deferment	2003 In payment	2002 In deferment	2002 In payment
Term assurances (i)	**70% TM92/75% TF92**	–	75% TM92/80% TF92	–
Other life assurances	**80% AM/F80**	–	80% AM/F80	–
Unitised policies	**80% AM/F80**	–	80% AM/F80	–
Individual deferred annuities	**35% AM/F80**	**75% RM/FV92C2002** (ii)	35% AM/F80	80% RM/FV92C2001 (ii)
Group deferred annuities	**35% AM/F80**	**95% RM/FA92C2002** (ii)	35% AM/F80	95% PM/FA92C2001 (ii)
Individual annuities in payment	–	**75% RM/FV92U2004** (iv)	–	80% RM/FV92U2003 (iii)
Group annuities in payment	–	**95% RM/FA92U2004** (iv)	–	95% PM/FA92U2003 (iii)

(i) Aggregate rates. Smokers and non-smokers are assumed to have higher and lower mortality and/or morbidity respectively.

(ii) Projected thereafter using CMI short cohort per annum improvement factors for males and using standard CMI92 per annum improvement factors for females.

(iii) Plus additional 0.5% per annum from 2003 onwards for males only.

(iv) Plus additional 0.25% per annum and 0.5% per annum for individual and group, males only, respectively from 2004 onwards.

The mortality assumptions for annuities in payment have been strengthened to accelerate the recognition of future improvements in mortality. Overall these changes increased reserves for annuities in payment by around 0.5%. The impact on the total long-term business provision was 0.1%.

Income protection sickness rates are based on recent experience with a 10% margin for recoveries and a 19% margin for inceptions. Rates differentiate by smoker status, whereas in 2002 aggregate experience (i) was assumed. The impact of this change is minimal. A 10% change in the inception rate changes reserves for in-force policies by the same amount. The impact on the overall long-term business provision of a 10% change in the inception rate is 0.3%, reflecting the relative size of income protection reserves to total reserves.

26. Provisions for other risks and charges

	Note	£m
Deferred taxation		
At 1 January 2003		1
Effect of discounting		(42)
Charge in year		56
At 31 December 2003		15
Vacant properties		
At 1 January 2003		12
Charge in year		3
Utilised in year		(4)
At 31 December 2003		11
Endowment complaints	36a	
At 1 January 2003		31
Charge in year		57
Utilised in year		(38)
At 31 December 2003		50
Other		
At 1 January 2003		26
Charge in year		27
Utilised in year		(21)
At 31 December 2003		32
Total at 1 January 2003		70
Total at 31 December 2003		108

Vacant properties

The Group holds leases for a number of vacant and sub-let properties previously occupied by the Group. Provision has been made for the residual lease commitments and for other outgoings where significant, after taking account of existing and expected sub-tenant arrangements. The remaining terms of the leases are up to 13 years. Assumptions as to whether each leasehold property may be sub-let or assigned in the future have been made. The discount rate applied to expected future cash flows is 5%.

Endowment complaints

Provision has been made for complaints received by the Group, together with an estimate of complaints not yet received, in respect of the suitability of past sales of mortgage endowment policies. The provision is based on the estimated likely cost of settling such complaints, based on recent Group and industry experience. In addition to the accounting provision of £50m above, an actuarial reserve of £14m was held in the long-term business provision at 31 December 2003 in respect of endowment complaints. Note 36 provides information in respect of contingent liabilities relating to endowment complaints.

Other

Other provisions include £22m in respect of reassurance premium rebate clawbacks and £8m in respect of the closure of First Call, the direct sales force of the Life & Pensions business.

27. Debenture loans

	2003 £m	2002 £m
Loan notes	**10**	14
Other debenture loan	**51**	51
	61	65

The Loan Notes issued by FP Business Holdings Limited ('FPBH') are fully paid and are guaranteed by FPLP. The Loan Notes are repayable at par in the year 2006 and may be redeemed at the holder's request on set dates in any year until 2006. FPBH may redeem the Loan Notes if 75% or more of the Loan Notes have been redeemed. As at 31 December 2003 70% of the Loan Notes had been redeemed. The Loan Notes bear interest at a variable rate of 0.5% below London Inter Bank Offer Rate ('LIBOR').

The other debenture loan comprises a loan of £50.0m carried at £50.7m (2002: £51.4m) being the amortised balance of the fair value of the loan at the date of acquisition of London and Manchester Group plc by FPLO Group. The debenture loan is repayable in November 2004 at par, with interest at 8.125% per annum and is secured by a bank deposit of £54.4m which matures in November 2004. The market value of the debenture at 31 December 2003 amounted to £51.4m (2002: £53.0m).

28. Convertible bonds

On 11 December 2002, Friends Provident plc issued £290m 5.25% convertible bonds due 2007 which are convertible at the option of the holder to ordinary shares at any time on or after 21 January 2003 and up to 5 December 2007. The number of ordinary shares to be issued on conversion will be determined by dividing the principal amount of the relevant bonds by the conversion price in effect on the relevant conversion date. The initial conversion price is £1.71 per ordinary share. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 11 December 2007 at their principal amount.

The Issuer may redeem all, but not some only, of the bonds for the time being outstanding at their principal amount, at any time on or after 27 December 2005 or earlier, in either case if certain conditions are met.

The Issuer may deliver a cash amount as an alternative to issuing ordinary shares upon either conversion or redemption.

The convertible bonds are carried at £285m being £290m less capitalised issue costs of £5m. Interest is payable on the bonds in equal instalments semi-annually in arrears on 11 June and 11 December in each year.

The market value of the convertible bonds at 31 December 2003 amounted to £302m (2002: £287m).

29. Amounts owed to credit institutions

	2003 £m	2002 £m
Bank overdrafts	**46**	–

30. Total borrowings

Total borrowings are repayable as follows:

	2003 £m	2002 £m
Within one year or on demand	**107**	14
Between one and two years	**–**	51
Between two and five years	**500**	505
In more than 5 years	**297**	–
	904	570

31. Other creditors including taxation and social security

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Taxation	**25**	45	**–**	2
Investments purchased for subsequent settlement	**28**	75	**–**	–
Amounts owed to group undertakings	**–**	–	**292**	285
Amounts owed to participating interests	**–**	16	**–**	–
Obligations under finance leases	**–**	1	**–**	–
Other creditors	**64**	64	**4**	–
Proposed dividend	**84**	83	**84**	83
	201	284	**380**	370

All other creditors are repayable within a period of one year.

32. Cash flow statement

a. Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	2003 £m	2002 £m
Profit/(Loss) on ordinary activities before tax	**260**	(37)
Investment income	**(36)**	(29)
Interest payable	**32**	11
Adjustments for non-cash items:		
Shareholder realised and unrealised investment (gains)/losses	**(50)**	106
Amortisation of goodwill	**30**	23
Depreciation of tangible fixed assets	**19**	22
Loss on sale of fixed assets	**2**	1
Profits relating to long-term business	**(184)**	(283)
Net cash (paid)/received to/from long-term business	**(122)**	208
Allocated investment return	**(43)**	228
Current service cost of pension scheme	**17**	19
Expected return on net pension asset	**(5)**	(23)
Movements in other assets/liabilities	**(60)**	(29)
Net cash (outflow)/inflow from operating activities	**(140)**	217

b. Movement in opening and closing portfolio investments, net of financing

	2003 £m
Increase in cash holdings	14
Decrease in portfolio investments	(105)
Increase in borrowings	(297)
Movement arising from cash flows	(388)
Movement arising in long-term business	704
Acquired with subsidiary	84
Changes in market value and exchange rate effects	21
Other changes	(1)
Total movements in portfolio investments, net of financing	420
Portfolio investments, net of financing at beginning of year	19,235
Portfolio investments, net of financing at end of year	19,655

c. Portfolio investments

	2003 £m	2002 £m
Purchase of portfolio investments		
Land and buildings	**2**	1
Shares and other variable yield securities	**101**	299
Loans, debt securities and other fixed income securities	**1,575**	328
	1,678	628
Sale of portfolio investments		
Shares and other variable yield securities	**(221)**	(338)
Loans, debt securities and other fixed income securities	**(1,155)**	(308)
	(1,376)	(646)
Net (decrease)/increase in deposits with credit institutions	**(407)**	284
Movements in portfolio investments arising from cash flows	**(105)**	266

32. Cash flow statement continued

d. Movement in cash, portfolio investments and financing

	1 January 2003 £m	Changes in long-term business £m	Cash flow £m	Acquisition of subsidiary from long-term fund £m	Changes to market values and currency £m	Other Changes £m	31 December 2003 £m
Net cash at bank and in hand	179	(38)	14	–	–	–	155
Portfolio Investments							
Land and buildings	1,532	(291)	2	–	–	–	1,243
Shares and other variable yield securities	5,861	(848)	(120)	56	20	–	4,969
Loans, debt securities and other fixed income securities	10,779	1,985	420	–	1	–	13,185
Participation in investment pools	127	164	–	–	–	–	291
Loans secured by mortgages	4	–	–	–	–	–	4
Other loans	4	(1)	–	–	–	–	3
Deposits with credit institutions	1,016	(115)	(407)	28	–	–	522
Other	297	(110)	–	–	–	–	187
Financing							
Debenture loans	(65)	4	–	–	–	–	(61)
Convertible bonds	(284)	–	–	–	–	(1)	(285)
Subordinated liabilities	(215)	–	(297)	–	–	–	(512)
Amounts owed to credit institutions	–	(46)	–	–	–	–	(46)
	19,235	704	(388)	84	21	(1)	19,655

e. Analysis of cash flows on acquisition of subsidiary undertakings

	2003 £m	2002 £m
Net cash acquired with subsidiary undertakings	–	30
Portfolio investments acquired with subsidiary undertakings	–	20
Other net assets acquired	–	107
	–	157
Goodwill arising on acquisitions	–	220
Excess of assets acquired over consideration	–	–
Inter company balance settled on acquisition	–	(4)
Net balance receivable on completion of acquisition	–	2
Satisfied by cash consideration	–	375

f. Acquisition of subsidiary from long-term business fund

On 11 December 2003, a subsidiary of FP Group Limited, which is owned by the long-term fund of FPLP, was transferred to FPLP Shareholder Fund for consideration of £110m. The consideration was determined on an arms length basis.

g. Sale of subsidiary

On 29 August 2003, ISIS received £1m of deferred consideration from Aberdeen Asset Management plc relating to the sale of Ivory & Sime Asset Management plc in 2001, following satisfaction of performance criteria in respect of the sale.

33. Acquisition – fair value adjustment

On 1 July 2002, ISIS Asset Management plc acquired Royal & SunAlliance Investments ('RSAI') for an initial consideration of £249m, including £5m of acquisition costs and £4m of estimated further consideration.

Following the finalisation of the RSAI Completion Accounts review, the directors of ISIS have revised the fair value of the net assets as disclosed in the 2002 Report & Accounts. The principal change is that creditors, amounting to £1m, previously considered to be obligations, are no longer considered to be creditors of the ISIS group.

Under the terms of the Sale and Purchase Agreement ('SPA') the consideration has been finalised, following agreement of the Completion Accounts. The £4m estimated further consideration accrued in the 2002 financial statements is no longer payable and has been released. In addition, ISIS is entitled to a consideration rebate which is directly linked to the extent of certain assets under management which are lost in the five year period following the date of the acquisition of RSAI. The rebate of £4m represents the rebate in respect of the assets under management lost during the year ended 30 June 2003. Further reviews to the consideration price (as detailed in the SPA) will be made for assets under management lost during the remainder of the 5 year period from the date of acquisition.

Goodwill arising on acquisition has been reduced by £10m to £209m following finalisation of the Completion Accounts.

The revised consideration, fair values of net assets acquired and goodwill arising on acquisition are shown in the table below:

	Provisional fair value to the group at acquisition* £m	Fair value adjustments 2003 £m	Fair value to the group at acquisition £m
Net assets acquired can be summarised as follows:			
Tangible fixed assets	1	–	1
Cash & bank	30	–	30
Debtors	19	–	19
Creditors	(20)	1	(19)
Net assets of acquired companies	30	1	31
Goodwill arising on acquisition (revised)			209
			240
Discharged by:			
Cash payment			236
Initial settlement of inter-company balances			4
Initial consideration (excluding acquisition costs and estimated further consideration)			240
Expenses of acquisition			4
Rebate on consideration			(4)
Revised consideration			240

* As disclosed in the 31 December 2002 Report & Accounts.

34. Provision for pension transfers and opt-outs

In accordance with guidance issued by the Financial Services Authority and the Personal Investment Authority, FPLP, Friends Provident Life Assurance Limited and Friends Provident Pensions Limited have reviewed the appropriateness of advice given to policyholders who effected personal pension contracts after 1988.

These reviews have now been substantially completed. A provision of £27m (2002: £51m) remains within the long-term business provision in respect of outstanding redress and associated costs. During 2003, £20m of the provision has been released and is included as an operating exceptional item.

35. Financial commitments

a. Capital expenditure for which provision has not been made in the financial statements of the Group is estimated as follows (Company: £Nil):

	Property 2003 £m	Other 2003 £m	Property 2002 £m	Other 2002 £m
Contracted for	**0.5**	**0.6**	3.6	1.2

b. The Group had annual commitments under non-cancellable operating leases for which no provision had been made in the financial statements, as follows (Company: £Nil):

	Land and buildings 2003 £m	Other 2003 £m	Land and buildings 2002 £m	Other 2002 £m
Operating leases which expire:				
within one year	**1.1**	**2.5**	1.4	2.7
in the second to fifth years inclusive	**0.7**	**–**	1.0	–
after five years	**8.2**	**–**	8.4	–
	10.0	**2.5**	10.8	2.7

c. Obligations under finance leases for the Group fall due (Company: £Nil):

	2003 £m	2002 £m
within one year	**–**	0.5
in the second to fifth years inclusive	**0.5**	0.5

Commitments under non-cancellable leases represent £0.5m of obligations under finance leases.

36. Contingent liabilities and assets

a. Contingent liabilities

Volatile markets during 2003 have led to a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at an estimate of the likely cost of settling such complaints. Future regulatory actions or statements could change the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

The FSA and other regulatory bodies may wish, in future, to examine the suitability of past sales of other products which could affect Friends Provident or the industry in general. It is possible that additional unprovided liabilities could arise as a result.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgments, future economic conditions or other unforeseen events may impact ultimate settlements made.

b. Contingent assets

As part of the demutualisation of Friends' Provident Life Office (FPLO) and listing of the Company in 2001, shares or the proceeds of shares owned by members of FPLO who had yet to validate their entitlement to such shares or proceeds, were placed into trusts. In addition, the Friends Provident Charitable Foundation (the Foundation) was created, with the intention that it should be the vehicle through which the Friends Provident Group would contribute to charitable purposes after the demutualisation of FPLO.

Under the terms of the trusts, on 9 July 2004 the Company will acquire the balance of shares and proceeds for £nil financial consideration together with the liability to members who subsequently come forward to validate their entitlement. This liability continues until 9 July 2013, at which point claims become time barred. The value of shares and cash held in trust at 31 December 2003 was £104m. In addition, the Company contracted to make a donation to the Foundation on 9 July 2004 of an amount equal to the lesser of the aggregate value in trust on 9 July 2004 and £20m.

At 31 December 2003, the Company had a contingent asset comprising the value in trust, less the amount to be transferred to the Foundation, less future claims from members of FPLO who validate their claims prior to 10 July 2013. The impact of such potential future claims cannot be estimated with reliability.

37. Directors' shareholdings

The interests of directors, their spouses and children under the age of eighteen in the shares of the Company and its subsidiary, ISIS Asset Management plc, are shown below:

	ISIS Asset Management plc			Friends Provident plc		
	Ordinary shares of 0.1 pence			Ordinary shares of 10 pence		
	shares acquired after 31 December 2003**	31 December 2003	1 January 2003*	shares acquired after 31 December 2003**	31 December 2003	1 January 2003*
Executive						
G.K. Aslet	–	–	–	266	**15,137**	13,788
H. Carter	–	**42,850**	42,461	–	**24,560**	24,560
A.R.G. Gunn	–	–	–	266	**36,847**	35,498
P.W. Moore	–	–	–	–	**1,332**	526
K. Satchell	–	**10,000**	10,000	266	**61,602**	60,253
B.W. Sweetland	–	**5,000**	5,000	266	**94,367**	93,018
Non-executive						
A.J. Carnwath	–	–	–	–	–	–
C.M. Jemmett	–	**14,414**	7,124	–	**2,655**	2,655
Lady Judge	–	–	–	–	**17,865**	5,115
R. King	–	–	–	–	–	–
Lord MacGregor	–	–	–	–	**13,849**	13,849
R.F.H. Morton	–	–	–	–	**5,111**	5,111
D.K. Newbigging	–	–	–	–	**100,868**	100,868

* Or date of appointment if later.

** Changes to directors' interests during the period 1 January 2004 to 2 March 2004 have been reported to the Company. They relate to shares acquired through the Share Incentive Plan (see details on page 36).

R.F.H. Morton, a trustee of a grant making charity, has a non-beneficial interest in 135,000 shares of the Company (2002: 135,000 shares) at 31 December 2003.

38. Related party transactions

In the ordinary course of business the Company and its subsidiary undertakings carry out transactions with related parties, as defined by Financial Reporting Standard 8 (Related party transactions). Material transactions for the year are set out below.

a. Key management, which includes their close family and undertakings controlled by them, had various transactions with the Group during the period. Key management consists of all directors and executive management of the Group.

In aggregate these were as set out below:

	2003 £000	2002 £000
Payments during the year by key management in respect of policies and investments issued or managed by the Group:		
Regular payments	**359**	210
Single payments	**147**	249
Payments during the year by the Group to key management in respect of such policies and investments	**47**	152

All these transactions were completed on terms which were no better than those available to staff.

Sir David Kinloch's fees as Chairman of ISIS Asset Management plc of £68,000 for the year to 31 December 2003 (2002: £67,000) were paid to Caledonia Investments plc.

Fees payable to B.W. Sweetland and K. Satchell for their services as non-executive directors of ISIS Asset Management plc are paid to Friends Provident Management Services Limited ('FPMS'). During the year to 31 December 2003 £57,000 (2002: £52,750) was paid in total in respect of both directors.

Fees payable for the year to 31 December 2003 amounting to £25,500 (2002: £24,000) in respect of the services of B.W. Sweetland as a director of Benchmark Group PLC were paid to FPMS. In addition there were other incidental transactions with key management, which are not considered material.

38. Related party transactions continued

b. Transactions with ISIS Asset Management plc ('ISIS') and its subsidiaries during the year are as follows:

	Total invoiced and accrued during the year 2003 £000	Outstanding at 31 December 2003 £000	Total invoiced and accrued during the year 2002 £000	Outstanding at 31 December 2002 £000
Shared service invoices billed and accrued by FPMS to ISIS during the year	**689**	**6**	889	262
Administration services billed and accrued by FPMS and FPAS to ISIS	**3,023**	**493**	4,953	365
Management fees invoiced by subsidiaries of ISIS to the Company				
and certain subsidiaries and long-term business funds during the year	**30,248**	**4,197**	36,148	1,273
Other recharges from ISIS during the year	**1,182**	**117**	978	24
Other recharges to ISIS during the year	**1,478**	**–**	1,322	2,235

Loans

On 30 May 2002 Friends Provident Life and Pensions Limited granted a loan facility of £180m to ISIS Treasury Limited ('ISIST'), a subsidiary of ISIS. The loan was drawn down on 28 June 2002. Interest on the loan is payable every six months at the 4.5 year SWAP rate plus 0.575% per annum. The loan is due to be repaid in full on 1 November 2006.

On 30 May 2002 Friends Provident plc granted a revolving credit facility of £50m to ISIST. The loan may be drawn down in tranches of £5m and interest is payable quarterly at LIBOR plus 0.6% per annum. The daily undrawn and uncancelled amount of the facility has a commitment fee payable at the rate of 0.3% per annum. The facility will terminate on 29 May 2007, or earlier if notice of termination is given by ISIST and the outstanding element of the loan is reduced to £Nil. The amount drawn down at 31 December 2003 was £15m (2002: £5m).

Shared services agreement

FPMS, under a shared service agreement with ISIS, has provided investment accounting, information technology and professional services in respect of segregated fund clients of the FP Asset Management Group. These services are charged for at an hourly rate equal to 125% of 150% of the relevant prevailing annual direct staff costs divided by 1,750.

FPMS also provided services reasonably required by ISIS at cost. FPMS made available to ISIS the use of software either owned by it or licensed to it. ISIS pay an agreed pro rata cost for the software and a system charge, together with a proportion of the initial costs of any new software. Fees are paid monthly in arrears. The Shared Services Agreement is terminable on six months' written notice by either party.

Administration services agreements

FPMS, under an administration services agreement with subsidiaries of ISIS, provide investment accounting, information technology, administration and professional services for the managed pension fund. The administration service agreement with FPMS is terminable on six months' written notice by either party. The service agreement between Friends Provident Administration Services Limited and subsidiaries of ISIS was terminated during 2003.

Management fees

Under various management agreements, subsidiaries of ISIS manage the investment of funds on behalf of the Company and certain subsidiaries in return for fees calculated at commercial rates.

Other recharges

Other recharges includes charges made to or from the ISIS group for premises, staff costs and other related expenditure.

c. Pension schemes

The Friends Provident Pension Scheme had investments at 31 December 2003 of £600m (2002: £508m) in funds managed by ISIS.

d. Transactions with long-term business fund

FPMS provides management services to subsidiaries of Friends Provident plc which are engaged in long-term insurance business. The total management charges during the year to 31 December were as follows:

	Full Year 2003 £m	Full Year 2002 £m
Friends Provident Life and Pensions Limited	**207**	142
Friends Provident Pensions Limited	**91**	79
Friends Provident Life Assurance Limited	**4**	4

On 11 December 2003, a subsidiary of FP Group Limited, which is owned by the long-term fund of FPLP, was transferred to FPLP Shareholder Fund for consideration of £110m. The consideration was determined on an arms length basis.

39. Principal group undertakings

Principal subsidiary and associated undertakings of the Group as at 31 December 2003 are shown below. All of the subsidiaries are included in the consolidated financial statements.

Unless otherwise stated they are undertakings incorporated in Great Britain and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

	% held
Life & Pensions Business	
Holding Companies	
Friends Provident Investment Holdings Limited	100
FP Group Limited	100
London and Manchester Group Limited	100
Life Assurance and Pensions	
Friends Provident Life and Pensions Limited	100
Friends Provident Life Assurance Limited (i)	100
Friends Provident Pensions Limited	100
Friends Provident International Limited (ii)	100
Financial services	
Friends Milestones Limited	100
Pan European Insurance	
European Alliance Partners Company A.G. (associated undertaking) (iii)	14.29
Management services	
Friends Provident Management Services Limited	100
Finance companies	
FP Finance PLC	100
Trustee company	
Friends Provident Pension Scheme Trustees Limited	100
Property companies	
Benchmark Group PLC (associated undertaking)	34.60
London Capital Holdings Limited	
Ordinary shares	100
Deferred shares	100
Asset Management Business	
ISIS Asset Management plc	
Ordinary shares	67.07
Variable rate cumulative preference shares	100
ISIS Managed Pension Funds Limited	67.07
Friends' Provident Unit Trust Managers Limited	67.07
ISIS Investment Management Limited	67.07
ISIS Fund Management Limited	67.07

(i) Name changed from FP Life Assurance Limited on 31 December 2003.

(ii) Incorporated in the Isle of Man.

(iii) Incorporated in Switzerland.

Achieved Profit Supplementary Information

Summary consolidated profit and loss account on an achieved profit basis

For the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Operating profit			
Life & Pensions achieved operating profit	3	**248**	247
Asset Management	4	**26**	23
Expected return on net pension liability		**5**	23
Expected return on corporate net assets	5a	**(3)**	22
Corporate costs		**(10)**	(10)
Operating profit before amortisation of goodwill, operating exceptional items and tax		**266**	305
Operating exceptional items	6	**(22)**	(22)
Amortisation of Asset Management goodwill		**(17)**	(12)
Operating profit on ordinary activities before tax		**227**	271
Investment return variances		**137**	(848)
Effect of economic assumption changes	7	**(82)**	(161)
Profit/(Loss) on ordinary activities before tax		**282**	(738)
Tax on operating profit before amortisation of goodwill and operating exceptional items		**(82)**	(93)
Tax (charge)/credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		**(10)**	289
Profit/(Loss) on ordinary activities after tax		**190**	(542)
Equity minority interests		**4**	4
Profit/(Loss) after tax attributable to equity shareholders		**194**	(538)
Dividend		**(127)**	(125)
Retained profit/(loss) for the financial year		**67**	(663)
Earnings/(Loss) per share on an achieved profit basis	8		
Based on profit/(loss) after tax attributable to equity shareholders – basic		**11.3p**	(31.2)p
– diluted		**11.2p**	(31.2)p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		**10.4p**	12.5p
Dividend per share – interim		**2.50p**	2.45p
– final		**4.90p**	4.80p

Consolidated statement of total recognised gains and losses on an achieved profit basis

For the year ended 31 December 2003

	2003 £m	2002 £m
Profit/(Loss) after tax attributable to equity shareholders	**194**	(538)
Pension scheme gains/(losses)	**27**	(222)
Deferred taxation on pension scheme gains/losses	**(8)**	67
Equity minority interest on pension scheme gains/losses (net of deferred taxation)	**–**	2
Total recognised gains/(losses) arising in the year	**213**	(691)

Achieved Profit Supplementary Information continued

Life & Pensions achieved profit

For the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Contribution from new business	3a	**80**	66
Cost of solvency capital and pension service charge		**(19)**	(17)
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge)	3a	**61**	49
Profit from existing business	3b		
– expected return		**134**	163
– experience variances		**(23)**	(6)
– operating assumption changes		**(11)**	(30)
Development costs	3c	**(23)**	(27)
Expected return on shareholders' net assets within the Life & Pensions business	5b	**110**	98
Life & Pensions achieved operating profit before operating exceptional items and tax		**248**	247
Operating exceptional items	6	**(10)**	(3)
Life & Pensions achieved operating profit before tax		**238**	244
Investment return variances		**140**	(785)
Effect of economic assumption changes	7	**(82)**	(161)
Life & Pensions achieved profit/(loss) before tax		**296**	(702)
Attributed tax (charge)/credit		**(88)**	211
Life & Pensions achieved profit/(loss) after tax		**208**	(491)

Group Embedded Value

At 31 December 2003

	2003 £m	2002 £m
Attributable net asset value of Asset Management business (excluding goodwill) (i)	**(109)**	(112)
Net pension liability of FPPS (i)	**(3)**	(14)
Shareholders' invested net assets (ii)	**1,160**	1,222
Shareholders' net worth	**1,048**	1,096
Value of in-force Life & Pensions business	**1,352**	1,202
Adjustment of the value of Asset Management business to market value	**362**	292
Embedded value	**2,762**	2,590

(i) The attributable net asset value of Asset Management business includes the value of the net pension liability of that business on a Financial Reporting Standard 17 (Retirement benefits) ('FRS17') basis and is net of related deferred taxation. The net pension liability of Friends Provident Pension Scheme ('FPPS') is stated on an FRS17 basis and is net of related deferred taxation.

(ii) Shareholders' invested net assets

	2003 £m	2002 £m
Life & Pensions – long-term funds	**773**	793
Life & Pensions – shareholder funds	**662**	440
Life & Pensions net assets	**1,435**	1,233
Corporate net liabilities	**(275)**	(11)
Shareholders' invested net assets	**1,160**	1,222

Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in non profit funds less any statutory deficit in the FPLP With Profits Fund, amounted to £1,291m (2002: £788m).

Movement in the Group embedded value
For the year ended 31 December 2003

	2003 £m	2002 £m
Opening embedded value	**2,590**	3,456
Consolidated recognised gains/(losses) arising in the year including		
Life & Pensions business on an achieved profit basis	**213**	(691)
Movement in the adjustment of the value of Asset Management business to market value (i)	**86**	(50)
Dividend	**(127)**	(125)
Closing embedded value	**2,762**	2,590

(i) The movement in the adjustment of the value of Asset Management business to market value excludes movements in goodwill relating to that business.

Achieved Profit Supplementary Information continued
Notes to the achieved profit results

1. Achieved profit results

The achieved profit results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985 and have been approved by the Board of Directors on 2 March 2004. The achieved profit results are unaudited, but the Life & Pensions results have been subject to a review by Deloitte & Touche LLP.

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with the modified statutory solvency ('MSS') basis for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The consolidated profit and loss account on an achieved profit basis has been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by the Association of British Insurers in December 2001. The guidance aims to provide a realistic method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits.

Achieved profit is determined as the change in the Group's embedded value during the period adjusted for any dividends paid or capital injected.

An embedded value provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. The embedded value is the sum of shareholders' net worth and value of existing business. The shareholders' net worth is the net assets attributable to shareholders and excludes items such as acquired goodwill and the present value of acquired in-force business.

The value of existing business is the present value of the projected stream of future after tax distributable profits available to shareholders from the existing business at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

The embedded value of the Friends Provident Group consists of the following:

(i) the Group's share of its investment in the Asset Management business at market value;
(ii) the net pension liability of FPPS on an FRS17 basis (net of deferred tax);
(iii) shareholders' invested net assets; and
(iv) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

3. Life & Pensions achieved operating profit

a. Contribution from new business

The contribution from new business for the year ended 31 December 2003 is calculated using economic assumptions at the beginning of the year. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £70m for the year ended 31 December 2003.

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

b. Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

c. Development costs

Development costs represent investment in developing advanced electronic trading systems, e-commerce related activities and service automation and improvement.

4. Asset Management

Asset Management has been treated as a separate reportable segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £7m for the year ended 31 December 2003, is included within Asset Management operating profit (2002: approximately £4m).

5. Expected return on shareholders' net assets

a. Expected return on corporate net assets

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the return on the net pension liability and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

b. Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

6. Operating exceptional items

	2003 £m	2002 £m
Closure of Direct Sales operation (i) (v)	**14**	–
Life & Pensions integration costs (ii) (v)	**9**	2
Provisions for mis-selling (net release) (iii) (v)	**(14)**	–
Asset Management integration costs (iv)	**12**	19
Gross up for shareholder tax (v)	**1**	1
	22	22

(i) On 19 November 2003 the Group announced the closure of its Life & Pensions direct sales operation (First Call). Operating exceptional costs amount to £14m and relate to redundancy, asset write offs and other direct costs of closure.

(ii) Operating exceptional costs of £7m (2002: £2m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited in August 2002. Further costs of £2m have been incurred in respect of the distribution agreement with Countrywide Assured Group plc announced in 2002.

(iii) A release of £20m of long-term business provisions held in respect of the review conducted into pension transfers and opt-outs has been made in 2003. This is offset by a £6m charge attributable to shareholders in respect of mortgage endowment complaints.

(iv) Operating exceptional costs of £12m (2002: £19m) relating to the integration, rationalisation and reorganisation of the Asset Management business, following the acquisition of RSAI in July 2002.

(v) Included within Life & Pensions operating exceptional items totalling £10m.

7. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

8. Earnings/(Loss) per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the profit/(loss) after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	2003		2002	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	**194**	**11.3**	(538)	(31.2)
Investment return variances	**(137)**	**(8.0)**	848	49.2
Effect of economic assumption changes	**82**	**4.8**	161	9.3
Amortisation of Asset Management goodwill	**12**	**0.7**	12	0.7
Operating exceptional items	**18**	**1.0**	22	1.3
Tax charge/(credit) on items excluded from operating profit before amortisation of goodwill and operating exceptional items	**10**	**0.6**	(289)	(16.8)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	**179**	**10.4**	216	12.5
Weighted average number of shares for the financial year (millions)		**1,722**		1,722

b. Diluted earnings per share

	2003			2002		
	Earnings £m	Weighted average number of shares million	Per share pence	Earnings £m	Weighted average number of shares million	Per share pence
Profit/(Loss) after tax attributable to equity shareholders	**194**	**1,722**	**11.3**	(538)	1,722	(31.2)
Dilutive effect of options	**–**	**7**	**(0.1)**	–	–	–
Diluted earnings per share	**194**	**1,729**	**11.2**	(538)	1,722	(31.2)

9. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge, before tax and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged):

	2003 £m	2002 £m
Contribution from new Life & Pensions business before cost of solvency capital and pension service charge, before tax	**80**	66
After the impact of a 1% increase in investment returns on equities and properties	**90**	82
After the impact of a 1% increase in the risk discount rate	**55**	46
Value of existing Life & Pensions business	**1,352**	1,202
After the impact of a 1% increase in investment returns on equities and properties	**1,394**	1,246
After the impact of a 1% increase in the risk discount rate	**1,233**	1,098

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

10. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business.

	31 December 2003 %	31 December 2002 %	31 December 2001 %
Risk discount rate	**7.3**	7.0	7.5
Investment returns before tax:			
Government fixed interest	**4.8**	4.5	5.0
Other fixed interest	**4.8 – 5.5**	5.0 – 5.5	5.5 – 6.1
Equities	**7.3**	7.0	7.5
Properties	**7.3**	7.0	7.5
Future expense inflation	**3.9**	3.3	3.6
Corporation tax rate	**30**	30	30

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force With Profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. An allowance has been retained for the impact of the introduction of stakeholder pensions.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business) or for non-contractual increments on existing policies.

11. Contingent liabilities

The Finance Act 2003 contains provisions which may have an impact on FPLP. The directors of FPLP believe that the company has made adequate provision for this, however, there remains some uncertainty as to the final impact of the measures.

Report to the Directors of Friends Provident plc on the Group embedded value and achieved profit results

We have reviewed the methodology adopted together with the assumptions and calculations made by Directors of Friends Provident plc ('the Company') in the calculation of the embedded value of its Life & Pensions Business at 31 December 2003 and the achieved profit results for the year then ended set out on pages 88 to 94 which have been prepared on the achieved profits basis as described on page 91. These results and the assumptions underlying them are the sole responsibility of the Board of Directors.

The embedded value results have been prepared using a deterministic projection methodology which does not necessarily allow for all the cost of options and guarantees on a market consistent basis.

Our review was conducted in accordance with accepted actuarial practice and processes. In particular, we have relied on and not sought to verify the data provided by the Company; that data included information contained in the group's audited financial statements.

In the light of the above, we consider that in respect of the embedded value and achieved profit results:

- the methodology adopted is appropriate and employs generally accepted actuarial principles;
- the Directors' assumptions taken together are reasonable;
- the results have been properly compiled on the basis of the Directors' methodology and assumptions in accordance in all material respects with the methodology and disclosure requirements contained in the guidance on 'Supplementary reporting for long-term insurance business (achieved profits method)' issued by the Association of British Insurers in December 2001;
- the results are in accordance with the structure and operation of the Company following demutualisation and listing.

Deviations from assumed experience are normal and are to be expected. Even without any change in perceived environments, and in parameters used to reflect them, actual results will vary from those projected due to normal random fluctuations.

This report is made solely to the Directors of Friends Provident for inclusion in the annual report to its members, as a body, in accordance with Section 235 of the Companies Act 1985. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this report, or for opinions we have formed.

Deloitte & Touche LLP
2 March 2004

Executive Management

Friends Provident plc

Incorporated in England and Wales
Registered no. 4113107
Listed on the London Stock Exchange

Executive Directors

Keith Satchell, BSc, FIA
Group Chief Executive

Graham Aslet, MA, FIA
Director and Actuary

Howard Carter, BA, MA
Chief Executive, ISIS Asset Management plc

Ben Gunn, MA, FCII
Managing Director,
Friends Provident Life and Pensions Limited

Philip Moore, TD, MA, FIA
Group Finance Director

Brian Sweetland, LLB, Solicitor, ACoI
Director and Company Secretary

Group Management

Actuarial Services
Brian Harrison, MA, FIA

Compliance & Business Assurance
Dawn Reid, LLB, FCoI

Corporate Development
Rocco Sepe, BSc, FIA
Vitor Ferreira, BAcc, CA(SA)

Finance
Conrad Donaldson, BSc, ARCS, FIA

Group Communications
Nick Boakes, MA

Group Taxation
Mike Chadwick, ACA, ATII

Strategic Projects
Stuart Hastings, BSc

Friends Provident Life and Pensions Limited

Incorporated in England and Wales
Registered no. 4096141
Member of the Association of
British Insurers

Executive Directors

Keith Satchell, BSc, FIA
Executive Chairman

Ben Gunn, MA, FCII
Managing Director

Graham Aslet, MA, FIA
Director and Actuary

Simon Clamp, BA
Director of UK Distribution

Mike Hampton, MA, FPMI
Director of Business Services

Graham Harvey, FCCA, MBA
Director of Marketing

Andy Jackson, BSc, FIA
Director of Information Technology

Philip Moore, TD, MA, FIA
Finance Director

Jamie McIver
Director of Sales – UK Distribution

Adrian Nurse, BSc(Econ), FIA
Director of International Operations

Jane Stevens, BSc, FIA
Director of Customer Services

Secretary

Brian Sweetland, LLB, Solicitor, ACoI

ISIS Asset Management plc

Incorporated in Scotland
Registered no. 73508
Listed on the London Stock Exchange

Executive Directors

Howard Carter, BA, MA
Chief Executive

Peter Arthur, LLB, FCIS
Managing Director, Institutional Funds and Investments Trusts

Kenneth Back, BA, MA, MSc
Director and Chief Operating Officer

Nick Criticos, FIA, B Bus Sc
Managing Director, Retail Funds

Ian Paterson Brown, CA, MSI, ACIS
Finance Director

Robert Talbut, BA
Chief Investment Officer

Secretary
Marrack Tonkin, FCCA

Locations

Dorking Office
Pixham End,
Dorking, Surrey,
England RH4 1QA
Tel 0870 608 3678

London Office
7 Old Bailey,
London,
England
EC4M 7AP
Tel 0870 608 3678

Salisbury Office
United Kingdom House
180-182 Castle Street,
Salisbury, Wiltshire,
England SP1 3SH
Tel 0870 608 3678

Manchester Office
Express Building,
9 Great Ancoats Street,
Manchester,
England M60 4BT
Tel 0870 608 3678

Exeter Office
Winslade Park,
Clyst St Mary,
Exeter, Devon
England EX5 1DS
Tel 0870 608 3678

Offices

Friends Provident has a network of offices throughout the United Kingdom.

Website

www.friendsprovident.com

Cautionary statement

Certain statements contained in this document constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this document and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Published by Black Sun plc

Printed by St Ives Westerham Press

FRIENDS PROVIDENT

www.friendsprovident.com